

Severn Bancorp, Inc.

2012
Annual Report

Severn Bancorp, Inc.

March 19, 2013

Dear Severn Bancorp, Inc. Shareholders:

In 2012 Severn showed improvement in its earnings to $3,728,000, compared to $1,552,000 in 2011. That translates to $.22 per share in 2012 compared to a $.02 loss per share in 2011. Allocation of preferred stock dividends is deducted from net income in order to determine earnings or loss per share. While 2012 was obviously better than 2011, we need to do much better before we can say that earnings are good.

We continue to see gradual improvement in economic conditions and in our asset quality. It has been a slow process in ridding the company of problem loans that were originated years ago. We have chosen to work through them tirelessly in order to recoup the maximum recovery, as opposed to getting rid of these assets at wholesale prices. As a result, our capital ratios continue to be very strong, but this strategy continues to be a drag on earnings.

Residential mortgage originations remain robust and we have continued to expand our community banking services. Severn offers a full array of banking services which have been well received in our market. We are originating all types of commercial loans, including SBA loans, and developing strong banking relationships with our small and medium sized businesses. These folks have learned that Severn is a great alternative to the big banks.

As a result of recent merger activity Severn finds itself as one of the few remaining community banks in its market area. We intend to continue to take advantage of that, distinguishing Severn from the larger, impersonal, out-of-area based banks. There is a segment of the market that prefers to deal with the community banks, and that is who we cater to.

I want to personally thank all of our shareholders that are also customers of the bank. I trust your experience with Severn has been good and urge you to tell others.

Severn is located in a great market area. We have every intention to continue to take advantage of that and look forward to continuing our progress.

Sincerely,



Alan J. Hyatt
President

Severn Bancorp, Inc. Financial Highlights

(dollars in thousands, except per share information)

	As of December 31,				
	2012	2011	2010	2009	2008
Balance Sheet Data:					
Total assets	**$852,118**	$900,628	$962,543	$967,788	$987,651
Total loans, net (including loans held for sale)	**662,825**	697,431	782,363	819,079	896,459
Total non-performing assets	**48,936**	51,364	67,119	82,382	61,112
Deposits	**599,394**	652,757	714,776	710,329	683,866
Long-term borrowings	**115,000**	115,000	115,000	125,000	153,000
Subordinated debentures	**24,119**	24,119	24,119	24,119	24,119
Stockholders' equity	**108,996**	106,465	106,302	106,231	123,667
Book value per share*	**8.18**	7.93	7.91	7.91	9.64


Total Assets
1000
950
900
850
800
750
2012
2011
2010
2009
2008


Total Deposits
740
720
700
680
660
640
620
600
580
560
540
2012
2011
2010
2009
2008


Total Stockholders' Equity
130
125
120
115
110
105
100
95
2012
2011
2010
2009
2008

Severn Bancorp, Inc. Financial Highlights

(dollars in thousands, except per share information)

	For the Year Ended December 31,				
	2012	2011	2010	2009	2008
Operations Data:					
Net interest income	**$26,555**	$28,914	$30,204	$26,607	$28,969
Net interest income (loss) after provision for loan losses	**25,790**	24,302	24,460	(4,795)	21,488
Non-interest income	**4,243**	2,510	2,745	2,501	2,791
Non-interest expense	**23,647**	24,050	24,674	22,862	17,293
Net income (loss)	**3,728**	1,552	1,359	(15,228)	4,113
Basic earnings (loss) per share	**0.22**	(0.02)	(0.04)	(1.68)	0.39
Diluted earnings (loss) per share	**0.22**	(0.02)	(0.04)	(1.68)	0.39
Common Stock Cash dividends declared per share	**-**	-	-	0.09	0.24
Weighted number of shares outstanding basic	**10,066,679**	10,066,679	10,066,679	10,066,679	10,066,679
Weighted number of shares outstanding diluted	**10,066,679**	10,066,679	10,066,679	10,066,679	10,066,679
Performance Ratios:					
Return on average assets	**0.42%**	0.17%	0.14%	(1.54%)	0.43%
Return on average equity	**3.50%**	1.47%	1.31%	(13.13%)	4.03%
Net interest margin	**3.33%**	3.39%	3.40%	2.90%	3.16%
Interest rate spread	**3.27%**	3.34%	3.36%	2.64%	2.81%
Non-interest expense to average assets	**2.69%**	2.56%	2.52%	2.32%	1.79%
Efficiency ratio	**66.00%**	59.32%	58.14%	61.77%	51.64%


Net Income (Loss)
10000
5000
0
-5000
-10000
-15000
-20000
2012
2011
2010
2008


Diluted Earnings (Loss) per share
0.5
0
-0.5
-1
-1.5
-2
2012
2011
2010
2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________________ to______________________ .

Commission File Number 0-49731

SEVERN BANCORP, INC.

(Exact name of registrant as specified in its charter)

Maryland	52-1726127
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
200 Westgate Circle, Suite 200, Annapolis, Maryland	21401
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (410) 260-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes☐ No ☑

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 of 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☑

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2 of the Act). Yes☐ No ☑

The aggregate market value of the 6,214,021 shares of common stock held by non-affiliates of the registrant, based on the closing sale price of the registrant's common stock on June 30, 2012 of $3.12 per share was $19,387,746.

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

Indicate the number of shares outstanding for each of the registrant's classes of common stock, as of the latest practicable date.

As of March 1, 2013, there were issued and outstanding 10,066,679 shares of the registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement for its 2013 Annual Meeting of Stockholders, which Definitive Proxy Statement will be filed with the Securities and Exchange Commission no later than 120 days after the registrant's fiscal year-ended December 31, 2012, are incorporated by reference into Part III of this Form 10-K; provided, however, that the Compensation Committee Report, the Audit Committee Report and any other information in such proxy statement that is not required to be included in this Annual Report on Form 10-K, shall not be deemed to be incorporated herein by reference or filed as a part of this Annual Report on Form 10-K.

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Severn Bancorp, Inc. ("Bancorp") may from time to time make written or oral "forward-looking statements", (as defined in the Securities Exchange Act of 1934, as amended, and the regulations thereunder) including statements contained in Bancorp's filings with the Securities and Exchange Commission (including this Annual Report on Form 10-K and the exhibits thereto), in its reports to stockholders and in other communications by Bancorp, pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements include, but are not limited to:

- Statements contained in "Item 1A. Risk Factors;"
- Statements contained in "Business" concerning strategy, competitive strengths, liquidity and business plans;
- Statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the notes to Bancorp's consolidated financial statements, such as statements concerning allowance for loan losses, liquidity, capital adequacy requirements, unrealized losses, guarantees, the Bank being well-capitalized, and impact of accounting pronouncements; and
- Statements as to trends or Bancorp's or management's beliefs, expectations and opinions.

The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "will," "would," "could," "should," "guidance," "potential," "continue," "project," "forecast," "confident," and similar expressions are typically used to identify forward-looking statements. These statements are based on assumptions and assessments made by management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements are not guarantees of Bancorp's future performance and are subject to risks and uncertainties and may be affected by various factors that may cause actual results, developments and business decisions to differ materially from those in the forward-looking statements. Some of the factors that may cause actual results, developments and business decisions to differ materially from those contemplated by such forward-looking statements include the risk factors discussed under "Item 1A. Risk Factors" and the following:

- Changes in general economic and political conditions and by governmental monetary and fiscal policies;
- Changes in the economic conditions of the geographic areas in which Bancorp conducts business;
- Changes in interest rates;
- A downturn in the real estate markets in which Bancorp conducts business;
- The high degree of risk exhibited by Bancorp's loan portfolio;
- Environmental liabilities with respect to properties Bancorp has title;
- Changes in federal and state regulation;
- The effects of the supervisory agreements entered into by each of Bancorp and Severn Savings Bank, FSB with their respective federal regulator;
- Bancorp's ability to estimate loan losses;
- Competition;
- Breaches in security or interruptions in Bancorp's information systems, including cyber security risks;
- Bancorp's ability to timely develop and implement technology;

- Bancorp's ability to retain its management team;
- Perception of Bancorp in the marketplace;
- Bancorp's ability to maintain effective internal controls over financial reporting and disclosure controls and procedures; and
- Terrorist attacks and threats or actual war.

Bancorp can give no assurance that any of the events anticipated by the forward-looking statements will occur or, if any of them does, what impact they will have on Bancorp's results of operations and financial condition. Bancorp disclaims any intent or obligation to publicly update or revise any forward-looking statements, regardless of whether new information becomes available, future developments occur or otherwise.

EXPLANATORY NOTE REGARDING RESTATEMENT

As previously disclosed in our Current Report on Form 8-K dated February 14, 2013, Bancorp's Board of Directors, upon recommendation of the Audit Committee of the Board of Directors and in consultation with Bancorp's management, concluded that Bancorp's previously filed audited consolidated financial statements for fiscal years 2010 and 2011 contained in Bancorp's Annual Reports on Form 10-K for those years, and unaudited interim consolidated financial statements contained in Bancorp's Quarterly Reports on Form 10-Q for each of the quarters ended March 31, 2010, 2011 and 2012, June 30, 2010, 2011 and 2012, and September 30, 2010, 2011 and 2012 (collectively the "Restated Periods") require restatement to correct the method used to amortize a three year prepayment made in 2009 for Bancorp's FDIC risk-based insurance assessment, and, therefore, should no longer be relied upon. In 2009, Bancorp paid an estimated FDIC insurance assessment in advance for fiscal years 2010, 2011 and 2012 based on the level of net assets as of June 30, 2009, and began expensing the prepayment evenly over the three year period covered by the prepayment. During the course of preparation of the 2012 year-end financial statements and audit, management determined that this method of amortization was incorrect and that Bancorp should have amortized the prepayment based on the actual reduced level of net assets over that period.

All applicable amounts relating to this restatement have been reflected in the consolidated financial statements and disclosed in the notes to the consolidated financial statements in this 2012 Form 10-K. For discussion of the restatement adjustments, see Item 8. Financial Statements and Supplementary Data – Note 2 – Restatement of Consolidated Financial Statements and Note 19 – Quarterly Financial Data (Unaudited). Additionally, see Item 6. Selected Financial Data and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

As a result of the error detected above, Bancorp is reporting that it had a material weakness in its internal control over financial reporting. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. For a discussion of Bancorp's controls and procedures, the material weakness identified and actions to remediate such weakness, see Item 9A. Controls and Procedures.

We believe that presenting all of this information regarding the Restated Periods in this Annual Report allows investors to review all pertinent data in a single presentation. We have not filed amendments to (i) our Quarterly Reports on Form 10-Q for the first three quarterly periods in the years ended December 31, 2012, 2011 and 2010, or (ii) our Annual Reports on Form 10-K for the years ended December 31, 2011 and 2010 (collectively, the "Affected Reports"). Accordingly, investors should rely only on the financial information and other disclosures regarding the Restated Periods in this Annual Report on Form 10-K, and not on the Affected Reports or any reports, earnings releases or similar communications relating to those periods.

PART I

Item 1. Business

General

Bancorp is a savings and loan holding company chartered as a corporation in the state of Maryland in 1990. It conducts business primarily through two subsidiaries, Severn Savings Bank, FSB ("Bank") and SBI Mortgage Company ("SBI"). The Bank's principal subsidiary Louis Hyatt, Inc. ("Hyatt Commercial"), conducts business as Hyatt Commercial, a commercial real estate brokerage and property management company. SBI holds mortgages that do not meet the underwriting criteria of the Bank, and is the parent company of Crownsville Development Corporation ("Crownsville"), which is doing business as Annapolis Equity Group, which acquires real estate for syndication and investment purposes.

The Bank has four branches in Anne Arundel County, Maryland, which offer a full range of deposit products, and originate mortgages in its primary market of Anne Arundel County, Maryland and, to a lesser extent, in other parts of Maryland, Delaware and Virginia.

On December 17, 2004, Bancorp acquired all the common stock of newly formed Severn Capital Trust I, a Delaware business trust. Severn Capital Trust I issued $20,000,000 of trust preferred securities in a private placement pursuant to an applicable exemption from registration under the Securities Act of 1933, as amended. Bancorp irrevocably and unconditionally guaranteed the trust preferred securities. The proceeds of the trust preferred securities were used to purchase Bancorp's Junior Subordinated Debt Securities due 2035 (the "2035 Debentures").

On November 15, 2008, Bancorp sold a total of 70 units, at an offering price of $100,000 per unit, for gross proceeds of $7.0 million pursuant to a private placement exempt from registration under the Securities Act of 1933. Each unit consisted of 6,250 shares of Bancorp's Series A 8.0% Non-Cumulative Convertible Preferred Stock ("Series A Preferred Stock") and Bancorp's Subordinated Notes in the original principal amount of $50,000 ("Subordinated Notes"). In the private placement, Bancorp issued a total of 437,500 shares of its Series A Preferred Stock and $3.5 million aggregate principal amount of its Subordinated Notes.

The Emergency Economic Stabilization Act of 2008 ("EESA") authorized the U.S. Department of the Treasury ("Treasury Department") to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in the Troubled Asset Relief Program ("TARP"). The Treasury Department allocated $250 billion towards the TARP Capital Purchase Program ("CPP"). Under the CPP, Treasury purchased debt or equity securities from participating institutions. Bancorp made application to the Treasury Department to participate in this program. On November 21, 2008, Bancorp entered into a Letter Agreement (the "Purchase Agreement") with the Treasury Department, pursuant to which Bancorp issued and sold (i) 23,393 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share and liquidation preference $1,000 per share, (the "Series B Preferred Stock") and (ii) a warrant (the "Warrant") to purchase 556,976 shares of Bancorp's common stock at $6.30 per (the "Common Stock"), for an aggregate purchase price of $ 23,393,000 in cash. Closing of the sale occurred on November 21, 2008.

On November 23, 2009, Bancorp and the Bank each entered into a supervisory agreement with the Office of Thrift Supervision ("OTS") which primarily addressed issues identified in the OTS' reports of examination of Bancorp's and the Bank's operations and financial condition conducted in 2009. The Bank's supervisory agreement is now enforced by the Office of the Comptroller of the Currency. Bancorp's supervisory agreement is now enforced by the Federal Reserve. See "Supervisory Agreements" for more information.

Until recently, Bancorp and the Bank were regulated by the OTS. As a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the OTS was eliminated and, as of July 21, 2011, the regulatory oversight functions and authority of the OTS related to the Bank were transferred to the Office of the Comptroller of the

Currency (the "OCC") and the regulatory oversight functions and authority of the OTS related to Bancorp were transferred to the Board of Governors of the Federal Reserve System (the "Federal Reserve"). See "Regulation – Regulatory Reform and Legislation."

As of December 31, 2012, Bancorp had total assets of $852,118,000, total deposits of $599,394,000, and total stockholders' equity of $108,996,000. Net income of Bancorp for the year ended December 31, 2012 was $3,728,000. For more information, see "Item 6. Selected Financial Data."

Bancorp's internet address is www.severnbank.com. Bancorp makes available free of charge on www.severnbank.com its annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the SEC.

In addition, we will provide, at no cost, paper or electronic copies of our reports and other filings made with the SEC. Requests should be directed to:

Thomas G. Bevivino
Executive Vice President
Severn Bancorp, Inc.
200 Westgate Circle, Suite 200
Annapolis, Maryland 21401

The information on the website listed above, is not and should not be considered part of this Annual Report on Form 10-K and is not incorporated by reference in this document. This website is and is only intended to be an inactive textual reference.

Business of the Bank

The Bank was organized in 1946 in Baltimore, Maryland as Pompei Permanent Building and Loan Association. It relocated to Annapolis, Maryland in 1980 and its name was changed to Severn Savings Association. Subsequently, the Bank obtained a federal charter and changed its name to Severn Savings Bank, FSB. The Bank operates four full-service branch offices, and one administrative office. The Bank operates as a federally chartered savings bank whose principal business is attracting deposits from the general public and investing those funds in mortgage and commercial loans. The Bank also uses advances, or loans, from the Federal Home Loan Bank of Atlanta, ("FHLB-Atlanta") to fund its mortgage activities. The Bank provides a wide range of retail and mortgage banking services. Deposit services include checking, savings, money market, time deposit and individual retirement accounts. Loan services include various types of real estate, consumer, and commercial lending. The Bank also provides safe deposit boxes, ATMs, debit cards, and internet and telephone banking.

The Bank's revenues are derived principally from interest earned on mortgage, commercial and other loans, and fees charged in connection with the loans and banking services. The Bank's primary sources of funds are deposits, advances from the FHLB-Atlanta, principal amortization and prepayment of its loans. The principal executive offices of the Bank are maintained at 200 Westgate Circle, Suite 200, Annapolis Maryland, 21401. Its telephone number is 410-260-2000 and its e-mail address is mailman@severnbank.com.

The Thrift Industry

Thrift institutions are financial intermediaries which historically have accepted savings deposits from the general public and, to a lesser extent, borrowed funds from outside sources and invested those deposits and funds primarily in loans secured by first mortgage liens on residential and other types of real estate. Such institutions may also invest their funds in various types of short- and long-term securities. The deposits of bank and thrift institutions are insured by the Deposit Insurance Fund ("DIF") as administered by the Federal Deposit Insurance Corporation ("FDIC"), and these institutions are subject to extensive regulations. These regulations govern, among other things, the lending and other investment powers of thrift institutions, including the terms of mortgage instruments these institutions are permitted to utilize, the types of deposits they are permitted to accept, and reserve requirements.

The operations of thrift institutions, including those of the Bank, are significantly affected by general economic conditions and by related monetary and fiscal policies of the federal government and regulations and policies of financial institution regulatory authorities, including the Federal Reserve and the OCC into which the former OTS was merged. Lending activities are influenced by a number of factors including the demand for housing, conditions in the construction industry, and availability of funds. Sources of funds for lending activities include savings deposits, loan principal payments, proceeds from sales of loans, borrowings from the FHLB-Atlanta and other sources. Savings flows at thrift institutions such as the Bank are influenced by a number of factors including interest rates on competing investments and levels of personal income.

Earnings

The Bank's earnings depend primarily on the difference between income from interest-earning assets such as loans and investments, and interest paid on interest-bearing liabilities such as deposits and borrowings. The Bank typically engages in long-term mortgage lending at fixed rates of interest, generally for periods of up to 30 years, while accepting deposits for considerably shorter periods. However, many of the Bank's long-term fixed-rate loans are sold in the secondary market, typically resulting in net gains on the sale of such loans by the Bank.

Generally, rapidly rising interest rates cause the cost of interest-bearing liabilities to increase more rapidly than yields on interest-earning assets, thereby adversely affecting the earnings of many thrift institutions. While the industry has received expanded lending and borrowing powers in recent years permitting different types of investments and mortgage loans, including those with floating or adjustable rates and those with shorter terms, earnings and operations are still highly influenced by levels of interest rates and financial market conditions and by substantial investments in long-term mortgage loans.

Competition

The Annapolis, Maryland area has a high density of financial institutions, many of which are significantly larger and have greater financial resources than the Bank, and all of which are competitors of the Bank to varying degrees. The Bank's competition for loans comes primarily from savings and loan associations, savings banks, mortgage banking companies, insurance companies, and commercial banks. Many of the Bank's competitors have higher legal lending limits than the Bank. The Bank's most direct competition for deposits has historically come from savings and loan associations, savings banks, commercial banks, and credit unions. The Bank faces additional competition for deposits from short-term money market funds and other corporate and government securities funds. The Bank also faces increased competition for deposits from other financial institutions such as brokerage firms, insurance companies and mutual funds. The Bank is a community-oriented financial institution serving its market area with a wide selection of mortgage loans. Management considers the Bank's reputation for financial strength and customer service as its major competitive advantage in attracting and retaining customers in its market area. The Bank also believes it benefits from its community orientation.

Net Interest Income

Net interest income increases during periods when the spread between Bancorp's weighted average rate at which new loans are originated and the weighted average cost of interest-bearing liabilities widens. Market factors such as interest rates, competition, consumer preferences, the supply of and demand for housing, and the availability of funds affect the Bank's ability to originate loans.

Bancorp has supplemented its interest income through purchases of investments when appropriate. This activity is intended to generate positive interest rate spreads on large principal balances with minimal administrative expense.

Interest Rate and Volume of Interest-Related Assets and Liabilities

Both changes in rate and changes in the composition of Bancorp's interest-earning assets and interest-bearing liabilities can have a significant effect on net interest income.

For information concerning the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected Bancorp's interest income and expense during the fiscal years ended December 31, 2012 and 2011, refer to Item 6, "Selected Financial Data - Rate Volume Table".

Market Area

The Bank's market area is primarily Anne Arundel County, Maryland and nearby areas, due to its four branch locations, all located in Anne Arundel County.

The Bank continues to expand its business relationship banking department by focusing on the needs of the business community in Anne Arundel County, Maryland. In addition, the Bank increased its offerings to businesses and consumers, including additional commercial lending products, business internet banking, and an expanded line of consumer deposit products. The Bank has traditionally focused its lending activities on first mortgage loans secured by real estate for the purpose of purchasing, refinancing, developing and constructing one-to-four family residences and commercial properties in and near Anne Arundel County, Maryland. While first mortgage lending has slowed due to the economic recession, the Bank continues to be a leading mortgage lender in its market area in 2012. The Bank participates in the secondary market and sells loans it originates either with mortgage servicing rights released or retained.

Supervisory Agreements

On November 23, 2009, Bancorp and the Bank each entered into a supervisory agreement with the OTS, which agreements primarily addressed issues identified in the OTS' reports of examination of Bancorp's and the Bank's operations and financial condition conducted in 2009. The Supervisory Agreements provide, among other things, that

- Bancorp and Bank will not make any dividends or capital distributions, and Bancorp will not redeem any Bancorp common stock, without the prior approval of the OTS;
- Bancorp will not, and will not permit its subsidiaries to, incur, issue, renew or rollover any debt or debt securities, increase any current lines of credit, guarantee the debt of any entity, or otherwise incur any additional debt, without the prior written non-objection of the OTS;
- Bancorp and Bank will submit to OTS a business plan for 2010, 2011 and 2012 designed to, among other things, improve operations, earnings and profitability and reduce Bancorp debt and, after OTS approval, implement such plans and review such plans quarterly;
- Bank will develop and implement: (i) a plan to reduce the level of classified assets, assets designated special mention, all nonperforming assets and all delinquent loans, including specific workout plans for such assets and loans, or groups of such assets and loans, of $1.5 million or more, (ii) revised policies, procedures, and methodology to ensure the timely establishment and maintenance of an adequate allowance for loan and lease loss level in accordance with applicable laws, regulations, and regulatory guidance, (iii) policies and procedures for the use of interest reserves, (iv) a program, subject to OTS approval, for identifying, monitoring, and managing risks associated with concentrations of credit, (v) a loan modification policy subject to OTS approval, (vi) policies and procedures for identifying and classifying problem assets, (vii) a revised liquidity and funds management policy, subject to OTS approval; the Board of Directors of the Bank is required to review these plans, policies and programs at regular intervals and take appropriate action;
- Bank will not increase the amount of brokered deposits without the prior approval of the OTS;
- Bank will establish a regulatory compliance committee, consisting of at least three non-employee directors, to monitor compliance with the supervisory agreement and the completion of all corrective action required in the OTS 2009 report of examination;
- Bank will not enter into any new, or renew, extend, or revise any existing, contractual arrangement relating to compensation or benefits for any senior executive officer or director of the Bank without prior notice to the OTS;

- Bank will not enter into any new arrangement or contract with a third party service provider outside of the normal course of business or otherwise in excess of $100,000 per arrangement or contract per year without OTS prior non-objection; and
- Bancorp and Bank will make various periodic reports to the OTS and their respective boards of directors.

Due to the passage of the Dodd-Frank Act, effective July 21, 2011, the supervision of the Bank was transferred to the OCC and the supervision of Bancorp was transferred to the Federal Reserve. As a result, the Supervisory Agreement with the Bank is now enforced by the OCC and the terms will remain in effect until terminated, modified or suspended by the OCC. The Supervisory Agreement with Bancorp is now enforced by the Federal Reserve and the terms will remain in effect until terminated, modified or suspended by the Federal Reserve. The foregoing summary is qualified by reference to the Supervisory Agreements, copies of which are filed as exhibits to Bancorp's Annual Report on Form 10-K for fiscal year ended December 31, 2009 and filed with the Securities and Exchange Commission on March 15, 2010.

Loan Portfolio Composition

The following table sets forth the composition of Bancorp's loan portfolios by type of loan at the dates indicated. The table includes a reconciliation of total net loans receivable, including loans held for sale, after consideration of undisbursed portion of loans, deferred loan fees and discounts, and allowances for losses on loans as of December 31:

	2012		2011		2010		2009		2008	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					(dollars in thousands)					
Residential mortgage	$269,405	38.60%	$295,876	39.78%	$326,255	38.87%	$343,931	37.97%	$355,909	36.55%
Construction and land acquisition and development	71,523	10.25%	99,122	13.32%	144,098	17.17%	198,933	21.96%	242,359	24.89%
Land	50,900	7.29%	59,649	8.02%	63,155	7.52%	71,772	7.92%	82,642	8.49%
Lines of credit	31,428	4.50%	34,278	4.61%	36,642	4.37%	31,138	3.44%	34,872	3.58%
Commercial real estate	222,038	31.81%	203,010	27.29%	212,477	25.32%	204,596	22.59%	214,209	22.00%
Commercial non-real estate	6,120	0.88%	5,599	0.75%	8,434	1.00%	6,923	0.76%	3,084	0.32%
Home equity	34,609	4.96%	41,309	5.56%	43,501	5.18%	42,365	4.68%	39,040	4.01%
Consumer	858	0.12%	897	0.12%	1,302	0.16%	1,259	0.14%	1,083	0.11%
Loans held for sale	11,116	1.59%	4,128	0.55%	3,426	0.41%	4,845	0.54%	453	0.05%
Total gross loans	697,997	100.00%	743,868	100.00%	839,290	100.00%	905,762	100.00%	973,651	100.00%
Deferred loan origination fees and costs, net	(2,047)		(2,485)		(3,205)		(3,895)		(4,439)	
Loans in process	(15,647)		(18,014)		(23,851)		(48,095)		(57,940)	
Allowance for loan losses	(17,478)		(25,938)		(29,871)		(34,693)		(14,813)	
Total loans net	$662,825		$697,431		$782,363		$819,079		$896,459	

Lending Activities

General

The Bank originates mortgage loans of all types, including residential, residential-construction, commercial-construction, commercial, land and residential lot loans. The Bank also originates non-mortgage loans, which include consumer, business and commercial loans. These loans constitute a small part of the Bank's portfolio.

The Bank originated and funded $190,998,000 and $95,586,000 of mortgage loans for the years ended December 31, 2012 and 2011, respectively.

Loan Origination Procedures

The following table contains information on the activity of the Bank's loans held for sale and its loans held for investment in its portfolio:

	For the Years Ended December 31,		
	2012	2011	2010
	(dollars in thousands)		
Held for Sale:			
Beginning balance	$4,128	$3,426	$4,845
Originations	105,674	43,403	62,654
Net sales	(98,686)	(42,701)	(64,073)
Ending balance	$11,116	$4,128	$3,426
Held for investment:			
Beginning balance	$739,740	$835,864	$900,917
Originations and purchases	85,324	52,183	94,892
Transfers to foreclosed real estate	(16,515)	(19,820)	(32,283)
Repayments/payoffs	(121,668)	(128,487)	(127,662)
Ending balance	$686,881	$739,740	$835,864

The Bank originates residential mortgage loans that are to be held in the Bank's loan portfolio as well as loans that are intended for sale in the secondary market. Loans sold in the secondary market are primarily sold to investors with which the Bank maintains a correspondent relationship. These loans are made in conformity with standard underwriting criteria to assure maximum eligibility for possible resale in the secondary market, and are approved either by the Bank's underwriter or the correspondent's underwriter. Loans considered for the Bank's portfolio are approved by the Bank's loan committee, which includes the Chief Executive Officer, the Chief Operating Officer, the Chief Risk Officer and the Chief Credit Officer. Meetings of the loan committee are open to attendance by any member of the Bank's Board of Directors who wishes to attend. The loan committee reports to and consults with the Board of Directors in interpreting and applying the Bank's lending policy. Single loans greater than $2,000,000, or loans to one borrower aggregating more than $4,000,000, up to $18,425,000 (the maximum amount of loans to one borrower as of December 31, 2012), must also have Board of Directors' approval.

Loans that are sold are typically long-term (15 or more years) loans with fixed interest rates eligible for resale in the secondary market. Loans retained for Bancorp's portfolio typically include construction loans, commercial loans and loans that periodically reprice or mature prior to the end of an amortized term. Loans are sold with either servicing released or retained by the Bank. As of December 31, 2012, the Bank was servicing $18,961,000 in loans for Federal Home Loan Mortgage Corporation ("FHLMC"), $35,185,000 in loans for Federal National Mortgage Association ("FNMA") and $41,306,000 in loans for other investors.

The following table contains information, as of December 31, 2012, on the percentage of fixed-rate single-family loans serviced for others by the Bank, by interest rate category.

Interest rate range	Percentage of Portfolio
Less than 5.00%	96.0%
5.01 – 6.00%	3.4%
6.01 – 7.00%	0.1%
7.01 – 8.00%	0.3%
Over 8.00%	0.2%
	100.0%

The Bank's mortgage loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan, and the adequacy of the value of the property that will secure the loan. The authority of the loan committee to approve loans is established by the Board of Directors and currently is commensurate with the Bank's limitation on loans to one borrower. The Bank's maximum amount of loans to one borrower currently is equal to 15% of the Bank's unimpaired capital, or $18,425,000 as of December 31, 2012. Loans greater than this amount require participation by one or more additional lenders. Letters of credit are subject to the same limitations as direct loans. The Bank utilizes independent qualified appraisers approved by the Board of Directors to appraise the properties securing its loans and requires title insurance or title opinions so as to insure that the Bank has a valid lien on the mortgaged real estate. The Bank requires borrowers to maintain fire and casualty insurance on its secured properties.

The procedure for approval of construction loans is the same for residential mortgage loans, except that the appraiser evaluates the building plans, construction specifications, and estimates of construction costs. The Bank also evaluates the feasibility of the proposed construction project and the experience and track record of the developer. In addition, all construction loans generally require a commitment from a third-party lender or from the Bank for a permanent long-term loan to replace the construction loan upon completion of construction.

Residential Mortgage Loans

At December 31, 2012, Bancorp's residential mortgage loan portfolio totaled $269,405,000, or 38.6% of Bancorp's loan portfolio. All of Bancorp's residential mortgage loans are secured by one to four family residential properties. Loans secured by residential properties generally have less risk than other loans because they are generally the primary residence of the borrower.

Commercial Real Estate Loans

At December 31, 2012, Bancorp's commercial real estate loan portfolio totaled $222,038,000, or 31.8% of Bancorp's loan portfolio. All of Bancorp's commercial real estate loans are secured by improved property such as office buildings, retail strip shopping centers, industrial condominium units and other small businesses, most of which are located in the Bank's primary lending area. The largest commercial real estate loan outstanding at December 31, 2012 was a $6,775,000 loan secured by an office building in Annapolis, Maryland. This loan has consistently performed in accordance with the terms of the debt instrument.

Loans secured by commercial real estate properties generally involve a greater degree of risk than residential mortgage loans. Because payments on loans secured by commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of these loans may be subject to a greater extent to adverse conditions in the real estate market or the economy.

Construction and Land Acquisition and Development Loans

The Bank originates loans to finance the construction of one-to-four family dwellings, and to a lesser extent, commercial real estate. It also originates loans for the acquisition and development of unimproved property to be used for residential and/or commercial purposes in cases where the Bank is to provide the construction funds to improve the properties. As of December 31, 2012, Bancorp had 83 construction loans outstanding in the gross aggregate amount of $71,523,000, representing 10.3% of its loan portfolio. There were also commitments to advance an additional $15,647,000 of which $49,000 is owner funded.

Construction loan amounts are based on the appraised value of the property and, for builder loans, a feasibility study as to the potential marketability and profitability of the project. Construction loans generally have terms of up to one year, with reasonable extensions as needed, and typically have interest rates that float monthly at margins ranging from the prime rate to 2 percent above the prime rate. In addition to builders' projects, the Bank finances the construction of single family, owner-occupied houses where qualified contractors are involved and on the basis of strict written underwriting and construction loan guidelines. Construction loans are structured either to be converted to permanent loans with the Bank upon the expiration of the construction phase or to be paid off by financing from another financial institution.

Construction loans afford the Bank the opportunity to increase the interest rate sensitivity of its loan portfolio and to receive yields higher than those obtainable on loans secured by existing residential properties. These higher yields correspond to the higher risks associated with construction lending. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of the project under construction that is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to value accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the ultimate success of the project rather than the ability of the borrower or guarantor to repay principal and interest. If the Bank is forced to foreclose on a project prior to or at completion, due to a default, there can be no assurance that the Bank will be able to recover all of the unpaid balance of the loan as well as related foreclosure and holding costs. In addition, the Bank may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time. The Bank has attempted to address these risks through its underwriting procedures and its limited amount of construction lending on multi-family and commercial real estate properties.

It is the policy of the Bank to conduct physical inspections of each property secured by a construction or rehabilitation loan for the purpose of reporting upon the progress of the construction of improvements. These inspections, referred to as "construction draw inspections," are to be performed at the time of a request for an advance of construction funds. If no construction advance has been requested, a fee inspector or senior officer of the institution makes an inspection of the subject property at least quarterly.

Land and Residential Building Lots

Land loans include loans to developers for the development of residential subdivisions and loans on unimproved lots primarily to individuals. At December 31, 2012, Bancorp had outstanding land and residential building lot loans totaling $50,900,000, or 7.3% of the total loan portfolio. The largest of these loans for $6,486,000, is secured by thirty lots in Davidsonville, Maryland, and has performed in accordance with the terms of the debt instrument. Land development loans typically are short-term loans; the duration of these loans is typically not greater than three years. The interest rate on land loans is generally at least 1% or 2% over the prime rate. The loan-to-value ratio generally does not exceed 75% at the time of loan origination. Land and residential building lot loans typically are made to customers of the Bank and developers and contractors with whom the Bank has had previous lending experience. In addition to the customary requirements for these types of loans, the Bank may also require a satisfactory Phase I environmental study and feasibility study to determine the profit potential of the development.

Other Business and Commercial Loans

The Bank also offers other business and commercial loans. These are loans to businesses are typically lines of credit or other loans that are not secured by real estate, although equipment, securities, or other collateral may secure them. They typically are offered to customers with long-standing relationships with the Bank. At December 31, 2012, $37,548,000, or 5.4%, of the loan portfolio consisted of lines of credit and other commercial loans.

Home Equity and Other Consumer Loans

The Bank also offers other loans to consumers, including home equity loans, home equity lines of credit and other consumer loans. At December 31, 2012, $35,467,000, or 5.1% of the loan portfolio consisted of these loans.

Loan Portfolio Cash Flows

The following table sets forth the estimated maturity of Bancorp's loan portfolios by type of loan at December 31, 2012. The estimated maturity reflects contractual terms at December 31, 2012. Contractual principal repayments of loans do not necessarily reflect the actual life of the Bank's loan portfolios. The average life of mortgage loans is substantially less than their contractual terms because of loan prepayments and because of enforcement of "due on sale" clauses. The average life of mortgage loans tends to increase, however, when current mortgage loan rates substantially exceed rates on existing mortgage loans.

	Due Within one year or less	Due after 1 through 5 years	Due after 5 years	Total
	(dollars in thousands)			
Residential mortgage	$24,980	$61,764	$193,777	$280,521
Acquisition and development	61,456	10,067	-	71,523
Land	25,691	15,429	9,780	50,900
Lines of credit	26,897	2,368	2,163	31,428
Commercial real estate	28,192	81,837	112,009	222,038
Commercial, non-real estate	854	3,355	1,911	6,120
Home equity	-	-	34,609	34,609
Consumer	299	533	26	858
Total	$168,369	$175,353	$354,275	$697,997

The following table contains certain information as of December 31, 2012 relating to the loan portfolio of Bancorp with the dollar amounts of loans due after one year that have fixed and floating rates. All loans are shown maturing based upon contractual maturities and include scheduled payments but not possible prepayments.

	Fixed	Floating	Total
	(dollars in thousands)		
Residential mortgage	$156,020	$99,521	$255,541
Home equity	-	34,609	34,609
Lines of credit	-	4,531	4,531
Commercial real estate	75,630	118,216	193,846
Acquisition and development	1,030	9,037	10,067
Land	14,883	10,326	25,209
Commercial, non-real estate	4,134	1,132	5,266
Consumer	559	-	559
Total	$252,256	$277,372	$529,628

Loans to One Borrower

Under regulatory guidelines, the aggregate amount of loans that the Bank may make to one borrower was $18,425,000 at December 31, 2012, which is 15% of the Bank's unimpaired capital and unimpaired surplus. The Bank's three largest loans at December 31, 2012 were a $6,775,000 loan secured by an office building located in Annapolis, Maryland, a $6,486,000 loan secured by residential lots in Davidsonville, Maryland and a $5,700,000 loan secured by commercial property located in Norfolk, Virginia. All three loans are performing as agreed.

Origination and Purchase and Sale of Loans

The Bank originates residential loans in conformity with standard underwriting criteria to assure maximum eligibility for possible resale in the secondary market. Although the Bank has authority to lend anywhere in the United States, it has confined its loan origination activities primarily to the states of Maryland, Virginia and Delaware.

Loan originations are developed from a number of sources, primarily from referrals from real estate brokers, internet leads, builders, and existing and walk-in customers.

The Bank's mortgage loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan, and the adequacy of the value of the property that will secure the loan. The loan committee of the Bank can approve single residential and commercial loans up to $2,000,000, and loans that aggregate up to $4,000,000 to one borrower. Single loans greater than $2,000,000, or loans to one borrower aggregating more than $4,000,000, up to $18,425,000 (the maximum amount of loans to one borrower as of December 31, 2012), must also have Board of Directors' approval. The Bank utilizes independent qualified appraisers approved by the Board of Directors to appraise the properties securing its loans and requires title insurance or title opinions so as to insure that the Bank has a valid lien on the mortgaged real estate. The Bank requires borrowers to maintain fire and casualty insurance on its secured properties.

The procedure for approval of construction loans is the same as for residential mortgage loans, except that the appraiser evaluates the building plans, construction specifications, and estimates of construction costs. The Bank also evaluates the feasibility of the proposed construction project and the experience and track record of the developer. In addition, all construction loans generally require a commitment from a third-party lender or from the Bank for a permanent long-term loan to replace the construction loan upon completion of construction.

Consumer loans are underwritten on the basis of the borrower's credit history and an analysis of the borrower's income and expenses, ability to repay the loan, and the value of the collateral, if any.

Currently, it is the Bank's policy to originate both fixed-rate and adjustable-rate loans. The Bank is currently active in the secondary market and sells a portion of its fixed-rate loans.

Interest Rates, Points and Fees

The Bank realizes interest, point, and fee income from its lending activities. The Bank also realizes income from commitment fees for making commitments to originate loans, and from prepayment and late charges, loan fees, application fees, and fees for other miscellaneous services.

The Bank accounts for loan origination fees in accordance with standards set on the accounting for deferred costs and fees. These standards prohibit the immediate recognition of loan origination fees as revenues and require that such income (net of certain direct loan origination costs) for each loan be amortized, generally by the interest method, over the estimated life of the loan as an adjustment of yield. The Bank also realizes income from gains on sales of loans, and servicing released fees for loans sold with servicing released.

Delinquencies and Classified Assets and Allowance for Loan Losses

Delinquencies

The Board of Directors reviews delinquencies on all loans monthly. The Bancorp's collection procedures include sending a past due notice to the borrower on the 17th day of nonpayment, making telephone contact with the borrower between 20 and 30 days after nonpayment, and sending a letter after the 30th day of nonpayment. A notice of intent to foreclose is generally sent between 60 and 90 days after delinquency. When the borrower is contacted, Bancorp attempts to obtain full payment of the past due amount. However, Bancorp generally will seek to reach agreement with the borrower on a payment plan to avoid foreclosure.

An allowance for loan losses is provided through charges to income in an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectability of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Determining the amount of the allowance for loan losses requires the use of estimates and assumptions, which is permitted under generally accepted accounting principles. Actual results could differ significantly from those estimates. Management believes the allowance for losses on loans is adequate. While management uses available information to estimate losses on loans, future additions to the allowances may be necessary based on changes in economic conditions, particularly in the State of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. When a real estate secured loan becomes impaired, a decision is made as to whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

For loans secured by non-real estate collateral, such as accounts receivable, inventory and equipment, estimated fair values are determined based on the borrower's financial statements, inventory reports, accounts receivable aging or equipment appraisals or invoices. Indications of value from these sources are generally discounted based on the age of the financial information and the quality of the assets.

For such loans that are classified as impaired, an allowance is established when the current market value of the underlying collateral less its estimated disposal costs is lower than the carrying value of that loan. For loans that are not solely collateral dependent, an allowance is established when the present value of the expected future cash flows of the impaired loan is lower than the carrying value of that loan. The general component relates to loans that are classified as substandard or special mention that are not considered impaired, as well as non-classified loans. The general reserve is based on historical loss experience adjusted for qualitative factors. These qualitative factors include:

- Levels and trends in delinquencies and nonaccruals;
- Inherent risk in the loan portfolio;
- Trends in volume and terms of the loan;
- Effects of any change in lending policies and procedures;
- Experience, ability and depth of management;
- National and local economic trends and conditions; and
- Effect of any changes in concentration of credit.

A loan is generally considered impaired if it meets either of the following two criteria:

- Loans that are 90 days or more in arrears (nonaccrual loans); or
- Loans where, based on current information and events, it is probable that a borrower will be unable to pay all amounts due according to the contractual terms of the loan agreement.

Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans classified special mention have potential weaknesses that deserve management's close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass.

A loan is considered a troubled debt restructuring when Bancorp for economic or legal reasons relating to the borrowers financial difficulties grants a concession to the borrower that it would not otherwise consider. Loan modifications made with terms consistent with current market conditions that the borrower could obtain in the open market are not considered troubled debt restructurings.

Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

The Bank discontinues the accrual of interest on loans 90 days or more past due, at which time all previously accrued but uncollected interest is deducted from income. $3,148,000 in interest income would have been recorded for the year ended December 31, 2012 if the loans had been current in accordance with their original terms and had been outstanding throughout the year ended December 31, 2012 or since their origination (if held for only part of the fiscal year). For the year ended December 31, 2012, $1,184,000 in interest income on such loans was actually included in net income. The following table sets forth information as to non-accrual loans and other non-performing assets.

	At December 31,				
	2012	2011	2010	2009	2008
	(dollars in thousands)				
Loans accounted for on a non-accrual basis:					
Residential mortgage	$14,436	$8,912	$18,778	$33,391	$35,829
Acquisition and development	8,564	10,997	15,160	-	-
Land	4,688	6,813	5,890	19,425	15,721
Lines of credit	1,877	2,019	4,265	-	-
Commercial real estate	5,793	2,140	1,927	7,400	3,047
Commercial non-real estate	111	5	-	56	-
Home Equity	2,000	343	118	536	189
Consumer	26	203	26	-	-
Total non-accrual loans	$37,495	$31,432	$46,164	$60,808	$54,786
Accruing loans greater than 90 days past due	$-	$ -	$ -	$ -	$-
Foreclosed real-estate	$11,441	$19,932	$20,955	$21,574	$6,317
Total non-performing assets	$48,936	$51,364	$57,119	$82,382	$61,103
Nonaccrual troubled debt restructures (included above)	$5,635	$19,351	$13,299	$13,771	$-
Accruing troubled debt restructurings	$56,448	$40,424	$58,730	$30,945	$2,142
Total non-accrual loans to net loans	5.8%	4.5%	5.9%	7.5%	6.1%
Allowance for loan losses to total non-performing loans, including loans contractually past due 90 days or more	46.6%	82.5%	64.7%	57.1%	27.0%
Total non-accrual and accruing loans greater than 90 days past due to total assets	4.4%	3.5%	4.8%	5.7%	5.5%
Total non-performing assets to total assets	5.7%	5.7%	7.0%	8.5%	6.2%

Included in non-accrual residential mortgage loans at December 31, 2012 were 32 loans totaling $11,967,000 to consumers and 14 loans totaling $2,469,000 to builders. Included in non-accrual land loans at December 31, 2012 were 13 loans.

Classified Assets and Allowance for Loan Losses

Federal regulations provide for the classification of loans and other assets, such as debt and equity securities, considered by the OCC to be of lesser quality, as "substandard," "doubtful" or "loss assets." An asset is considered substandard if the paying capacity and net worth of the obligor or the collateral pledged, if any, inadequately protects it. Substandard assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions, and values. Assets classified as loss assets are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not currently expose the insured institution to a sufficient degree of risk to warrant classification in one of these categories but possess credit deficiencies or potential weakness are required to be designated special mention by management.

When an insured institution classifies problem assets as either substandard or doubtful, it is required to establish general allowances for losses in an amount deemed prudent by management. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as loss assets, it is to charge-off such amount. An institution's determination as to the classification of its assets is subject to scrutiny by the OCC, which can require the establishment of additional general or specific loss allowances. The Bank reviews monthly the assets in its portfolio to determine whether any assets require classification in accordance with applicable regulations.

Total classified loans as of December 31, 2012 were $77,317,000 of which $77,127,000 were classified substandard and $190,000 were classified doubtful. The allowance for loan losses as of December 31, 2012 was $17,478,000, which was 2.5% of gross loans receivable and 46.6% of total non-performing loans.

[see table on following page]

The following table summarizes the allocation of the allowance for loan losses by loan type and the percent of loans in each category compared to total loans (excluding loans held for sale) as of December 31,

	2012		2011		2010		2009		2008	
	Allowance Amount	Percentage of Loans in each Category to Total Loans	Allowance Amount	Percentage of Loans in each Category to Total Loans	Allowance Amount	Percentage of Loans in each Category to Total Loans	Allowance Amount	Percentage of Loans in each Category to Total Loans	Allowance Amount	Percentage of Loans in each Category to Total Loans
					(dollars in thousands)					
Residential mortgage	$8,418	48.16%	$12,303	40.00%	$16,339	39.03%	$19,621	38.17%	$5,765	36.57%
Acquisition and development	2,120	12.13%	3,916	13.40%	3,997	17.24%	1,492	22.08%	2,559	24.90%
Land	2,245	12.85%	2,405	8.06%	4,225	7.56%	5,539	7.97%	3,286	8.49%
Lines of credit	87	0.50%	725	4.63%	458	4.38%	20	3.46%	-	3.58%
Commercial real estate	3,295	18.85%	4,157	27.44%	3,949	25.42%	5,506	22.71%	3,080	22.01%
Commercial non-real estate	46	0.26%	169	0.76%	131	1.01%	82	0.77%	77	0.32%
Home equity	1,254	7.18%	2,257	5.58%	762	5.20%	2,425	4.70%	42	4.01%
Consumer	13	0.07%	6	0.13%	10	0.16%	8	0.14%	4	0.12%
Total	$17,478	100.00%	$25,938	100.00%	$29,871	100.00%	$34,693	100.00%	$14,813	100.00%

The following table contains information with respect to Bancorp's allowance for loan losses for the periods indicated:

	At of or for the Year Ended December 31				
	2012	2011	2010	2009	2008
	(dollars in thousands)				
Average loans outstanding, net	$692,831	$753,926	$823,410	$878,191	$893,030
Total gross loans outstanding at end of period	$697,997	$743,868	$839,290	$905,762	$973,651
Total net loans outstanding at end of period	$662,825	$697,431	$782,363	$819,079	$896,459
Allowance balance at beginning of period	$25,938	$29,871	$34,693	$14,813	$10,781
Provision for loan losses	765	4,612	5,744	31,402	7,481
Actual charge-offs					
Residential real estate	4,299	4,421	6,825	6,761	2,571
Acquisition and development	1,395	1,503	-	-	-
Land	1,624	1,054	3,096	-	-
Lines of credit	182	-	-	-	-
Commercial real estate	416	811	523	-	-
Commercial non-real estate	20	-	-	-	-
Home Equity	1,407	39	217	-	-
Consumer	10	717	5	-	-
Other	-	-	-	4,818	878
Total charge-offs	9,353	8,545	10,666	11,579	3,449
Recoveries					
Commercial non-real estate	110	-	-	-	-
Residential real estate	18	-	100	57	-
Total recoveries	128	-	100	57	-
Net charge offs	9,225	8,545	10,566	11,522	3,449
Allowance balance at end of period	$17,478	$25,938	$29,871	$34,693	$14,813
Net charge offs as a percent of average loans	1.33%	1.13%	1.28%	1.31%	0.39%
Allowance for loan losses to total gross loans at end of period	2.50%	3.49%	3.56%	3.83%	1.52%
Allowance for loan losses to net loans at end of period	2.64%	3.72%	3.82%	4.24%	1.65%

An allowance for loan losses is provided through charges to income in an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectability of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Determining the amount of the allowance for loan losses requires the use of estimates and assumptions, which is permitted under generally accepted accounting principles. Actual results could differ significantly from those estimates. Management believes the allowance for losses on loans is adequate. While management uses available information to estimate losses on loans, future additions to the allowances may be necessary based on changes in economic conditions, particularly in the State of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. When a real estate secured loan becomes impaired, a decision is made as to whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

For loans secured by non-real estate collateral, such as accounts receivable, inventory and equipment, estimated fair values are determined based on the borrower's financial statements, inventory reports, accounts receivable aging or equipment appraisals or invoices. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets.

For such loans that are classified as impaired, an allowance is established when the current market value of the underlying collateral less its estimated disposal costs is lower than the carrying value of that loan. For loans that are not solely collateral dependent, an allowance is established when the present value of the expected future cash flows of the impaired loan is lower than the carrying value of that loan. The general component relates to loans that are classified as doubtful, substandard or special mention that are not considered impaired, as well as non-classified loans. The general reserve is based on historical loss experience adjusted for qualitative factors. These qualitative factors include:

- Levels and trends in delinquencies and nonaccruals;
- Inherent risk in the loan portfolio;
- Trends in volume and terms of the loan;
- Effects of any change in lending policies and procedures;
- Experience, ability and depth of management;
- National and local economic trends and conditions; and
- Effect of any changes in concentration of credit.

A loan is generally considered impaired if it meets either of the following two criteria:

- Loans that are 90 days or more in arrears (nonaccrual loans); or
- Loans where, based on current information and events, it is probable that a borrower will be unable to pay all amounts due according to the contractual terms of the loan agreement.

Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans classified special mention have potential weaknesses that deserve management's close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass.

A loan is considered a troubled debt restructuring (TDR) when Bancorp, for economic or legal reasons relating to the borrowers financial difficulties, grants a concession to the borrower that it would not otherwise consider. Loan modifications made with terms consistent with current market conditions that the borrower could obtain in the open market are not considered a TDR.

Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Investment Activities

Federal thrift institutions, such as the Bank, have authority to invest in various types of liquid assets, including United States Treasury obligations and securities of various federal agencies, certificates of deposit at insured banks, bankers' acceptances and federal funds. As a member of the FHLB System, the Bank must maintain minimum levels of liquid assets specified by the OCC, which vary from time to time. Subject to various regulatory restrictions, federal thrift institutions may also invest a portion of their assets in certain commercial paper, corporate debt securities and mutual funds whose assets conform to the investments that a federal thrift institution is authorized to make directly.

The amortized cost of the Bank's investment securities held to maturity, as of the dates indicated are presented in the following table:

	At December 31,		
	2012	2011	2010
	(dollars in thousands)		
US Treasury securities	$29,414	$34,498	$21,104
US Agency securities	4,142	5,206	5,233
US Government sponsored mortgage-backed securities	510	653	974
Total Investment Securities Held to Maturity	$34,066	$40,357	$27,311

Investment Scheduled Maturity Table

As of December 31, 2012

	One Year or Less		More than One to Five Years		More than Five to Ten Years		More than Ten Years		Total Investment Securities		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Fair Value
	(dollars in thousands)										
US Treasury securities	$4,008	1.95%	$22,383	1.69%	$3,023	3.06%	$ -	-	$29,414	1.87%	$30,692
US Agency securities	1,001	0.78%	3,141	1.38%	-	-	-	-	4,142	1.24%	4,221
US Government sponsored mortgage-backed securities*	120	0.47%	-	-	2	7.08%	388	5.29%	510	5.17%	550
Total securities	$5,129	0.63%	$25,524	1.65%	$3,025	3.07%	$388	5.29%	$34,066	2.03%	$35,463

* The amortized cost of mortgage-backed securities as of December 31, 2012, by contractual maturity, is shown above. Expected maturities may differ from contractual maturities because the securities may be called or prepaid with or without prepayment penalties.

Deposits

Deposits are attracted principally from within the Bank's primary market areas through the offering of a variety of deposit instruments, including passbook and statement accounts and certificates of deposit ranging in terms from three months to five years. Deposit account terms vary, principally on the basis of the minimum balance required, the time periods the funds must remain on deposit and the interest rate. The Bank also offers individual retirement accounts.

The Bank's policies are designed primarily to attract deposits from local residents rather than to solicit deposits from areas outside the Bank's primary markets. Interest rates paid, maturity terms, service fees and withdrawal penalties are established by the Bank on a periodic basis. Determination of rates and terms are predicated upon funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

Deposits in the Bank as of December 31, 2012, 2011 and 2010 consisted of savings programs described below:

	2012	2011	2010
	(dollars in thousands)		
NOW accounts	$ 32,140	$ 16,654	$ 13,465
Money market accounts	48,252	43,344	41,168
Passbooks	176,799	189,696	222,183
Certificates of deposit	318,955	383,103	420,133
Non-interest bearing accounts	23,248	19,960	17,827
Total deposits	$599,394	$652,757	$714,776

The following table contains information pertaining to the certificates of deposit held by the Bank in excess of $100,000 as of December 31, 2012.

Time Remaining Until Maturity	Jumbo Certificates of Deposit (dollars in thousands)
Less than three months	$ 17,474
3 months to 6 months	23,242
6 months to 12 months	20,429
Greater than 12 months	75,970
Total	$137,115

Liquidity and Asset/Liability Management

Two major objectives of asset and liability management are to maintain adequate liquidity and to control the interest sensitivity of the balance sheet.

Liquidity is the measure of a company's ability to maintain sufficient cash flow to fund operations and to meet financial obligations to depositors and borrowers. Liquidity is provided by the ability to attract and retain deposits and by principal and interest payments on loans and maturing securities in the investment portfolio. A strong core deposit base, supplemented by other deposits of varying maturities and rates, contributes to the Bank's liquidity.

Management believes that funds available through short-term borrowings and asset maturities are adequate to meet all anticipated needs, and management is continually monitoring the Bank's liquidity position to meet projected needs.

Interest rate sensitivity is maintaining the ability to reprice interest earning assets and interest bearing liabilities in relationship to changes in the general level of interest rates. Management attributes interest rate sensitivity to a steady net interest margin through all phases of interest rate cycles. Management attempts to make the necessary adjustments to constrain adverse swings in net interest income resulting from interest rate movements through gap analysis and income simulation modeling techniques.

Borrowings

The Bank's credit availability under the FHLB of Atlanta's credit availability program was $171,060,000 at December 31, 2012. The Bank is able to borrow up to 20% of total assets. The Bank, from time to time, utilizes the line of credit when interest rates under the line are more favorable than obtaining deposits from the public. There were no short-term borrowings with the FHLB of Atlanta at December 31, 2012.

Employees

As of December 31, 2012, Bancorp and its subsidiaries had approximately 142 full-time equivalent employees. Bancorp's employees are not represented by any collective bargaining group.

Hyatt Commercial

Hyatt Commercial is a subsidiary of the bank and is a real estate brokerage company specializing in commercial real estate sales, leasing and property management. During the quarter ended September 30, 2009, the common stock of Hyatt Commercial was contributed to the Bank from Bancorp.

SBI Mortgage Company

SBI is a subsidiary of Bancorp that has engaged in the origination of mortgages not suitable for the Bank. It owns subsidiary companies that purchase real estate for investment purposes. As of December 31, 2012, SBI had $1,948,000 in outstanding mortgage loans and it had $469,000 invested in subsidiaries, which funds were held in cash, pending potential acquisition of investment real estate.

Crownsville Development Corporation

Crownsville, which is doing business as Annapolis Equity Group, is a subsidiary of SBI and is engaged in the business of acquiring real estate for investment and syndication purposes.

HS West, LLC

HS West, LLC ("HS") is a subsidiary of the Bank, and constructed a building in Annapolis, Maryland that serves as Bancorp's and the Bank's administrative headquarters. A branch office of the Bank is also located in the building. In addition, HS leases space to four unrelated companies and to a law firm of which the President of Bancorp and the Bank is a partner.

Severn Financial Services Corporation

Severn Financial Services Corporation is a subsidiary of the Bank that is part of a joint venture with a local insurance agency to provide various insurance products to customers of Bancorp.

Homeowners Title and Escrow Corporation

Homeowners Title and Escrow Corporation, is a subsidiary of the Bank, that was engaged in the business of conducting loan settlements for the Bank. During 2008, Homeowners Title and Escrow Corporation ceased operations.

Regulation

The financial services industry in the Bank's market area is highly competitive, including competition from commercial banks, savings banks, credit unions, finance companies and non-bank providers of financial services. Several of the Bank's competitors have legal lending limits that exceed that of the Bank's, as well as funding sources in the capital markets that exceeds the Bank's availability. The increased competition has resulted from a changing legal and regulatory climate, as well as from the economic climate.

General

Savings and loan holding companies and savings associations are extensively regulated under both federal and state law. This regulation is intended primarily to protect depositors and the Deposit Insurance Fund ("DIF"), and not the stockholders of Bancorp. The summary below describes briefly the regulation that is applicable to Bancorp and the Bank, does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

Regulatory Reform and Legislation

On July 21, 2010, Congress enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). The Dodd-Frank Act has significantly changed the bank regulatory structure and significantly impacted the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new implementing rules and regulations, and to prepare numerous studies and reports for Congress. The federal agencies have been given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and future impact of the Dodd-Frank Act may not be known for many months or years. The discussion below generally discusses the material provisions of the Dodd-Frank Act applicable to Bancorp and the Bank and is not complete or meant to be an exhaustive discussion.

Certain provisions of the Dodd-Frank Act have already affected Bancorp. Effective July 21, 2011, the OTS, which was the primary federal regulator for Bancorp and the Bank, was abolished and replaced by the FRB with respect to savings and loan holding companies and their non-depository institution subsidiaries, including Bancorp, and the OCC with respect to federal savings associations, including the Bank.

The Dodd-Frank Act also created a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Savings institutions with $10 billion or less in assets, such as the Bank, continue to be examined for compliance with the consumer laws by their primary bank regulators.

Effective July 21, 2011, the federal prohibitions on paying interest on demand deposits were eliminated, thus allowing businesses to have interest bearing checking accounts.

The Dodd-Frank Act weakened the federal preemption rules applicable to national banks and federal savings associations, allowing federal law to preempt state law only where state law (i) would have a discriminatory effect on federal savings associations, (ii) would prevent or significantly interfere with the exercise by a federal savings association of its powers or (iii) is preempted by other federal law. The OCC has the authority to make preemption determinations and must make each determination on a case by case basis.

The Dodd-Frank Act directed the FDIC to redefine the base for deposit insurance assessments paid by banks. Assessments will now be based on the average consolidated total assets less tangible equity of a financial institution. This change may proportionally shift deposit insurance funding away from banks that rely primarily on deposits for funding operations, like the Bank. The Dodd-Frank Act also permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, and extended the FDIC's program of insuring non-interest bearing transaction accounts on an unlimited basis until December 31, 2012. The minimum reserve ratio for the Deposit Insurance Fund has been increased from 1.15% to 1.35% of estimated insured deposits.

The Dodd-Frank Act amended the Home Owners Loan Act (HOLA) to require that leverage capital requirements and risk based capital requirements applicable to depository and bank holding companies be extended to thrift holding companies. It also applied the Federal Reserve Board's "source of strength" doctrine, which has long applied to bank holding companies, to savings and loan holding companies. Pursuant to the doctrine, regulatory agencies must issue regulations requiring holding companies to act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

The Dodd-Frank Act also included several provisions regarding executive compensation. Publically traded companies must give stockholders a non-binding vote on executive compensation and so called "golden parachute" payments. Companies will be required to disclose the relationship between executive compensation and financial performance of the issuer in annual proxy materials.

It is difficult to predict the exact impact the Dodd-Frank Act and the implementing rules and regulations will have on savings and loan holding companies and banks. The Dodd-Frank Act and resulting rules and regulations may impact the profitability of our business or change certain of our business practices, including our ability to offer new products, make loans and achieve satisfactory interest spreads, and could expose us to additional costs, including increased regulatory compliance costs. The changes also may require us to invest significant management attention and resources to make any necessary changes to our operations in order to comply, and could materially adversely affect our business, results of operations and financial condition. The following provides a description of the current regulations that are applicable to Bancorp and the Bank and selected changes to be implemented pursuant to the Dodd-Frank Act, all of which are subject to further change as additional provisions of the Dodd-Frank Act are implemented.

Regulation of Bancorp

General. As previously noted, the Dodd-Frank Act eliminated the OTS and transferred supervision of savings and loan holding companies to the FRB on July 21, 2011. As a unitary savings and loan holding company, Bancorp is now required to register and file reports with the FRB and is subject to regulation and examination by the FRB. In addition, the FRB has enforcement authority over Bancorp and its subsidiaries, which permits the FRB to restrict or prohibit activities determined to be a serious risk to the subsidiary savings association.

Activities Restriction Test. As a unitary savings and loan holding company, Bancorp generally is not subject to activity restrictions, provided the Bank satisfies the Qualified Thrift Lender ("QTL") test. The termination of the "unitary thrift holding company exemption" in 1999 did not affect Bancorp because Bancorp was grandfathered under the law. Under certain circumstances, Bancorp could lose its grandfathered status. If the Bank failed to meet the QTL test, then Bancorp would become subject to the activities restrictions applicable to multiple savings and loan holding companies and, unless the Bank qualified as a QTL within one year thereafter, Bancorp would be required to register as, and would become subject to the restrictions applicable to, a bank holding company. Additionally, if Bancorp acquired control of another savings association, either through merger or other combination with the Bank, other than in a supervisory acquisition where the acquired association also met the QTL test, Bancorp would thereupon become a multiple savings and loan holding company and thereafter be subject to further restrictions on its activities. Bancorp presently intends to continue to operate as a unitary savings and loan holding company.

Restrictions on Acquisitions. Except under limited circumstances, savings and loan holding companies, such as Bancorp, are prohibited from (i) acquiring, without prior approval of the FRB, more than 5% of the voting shares of a savings association or a holding company which is not a subsidiary thereof or (ii) acquiring control of an uninsured institution, or retaining, for more than one year after the date of any savings association becomes uninsured, control of such association. In evaluating proposed acquisitions of savings institutions by holding companies, the FRB considers the financial and managerial resources and future prospects of the holding company and the target institution, the effect of the acquisition on the risk to the DIF, the convenience and the needs of the community and competitive factors.

No director or officer of a savings and loan holding company or person owning or controlling by proxy or otherwise more than 25% of such company's stock, may acquire control of any savings association, other than a subsidiary savings association, or of any other savings and loan holding company, without written approval of the FRB. Certain individuals, including Alan J. Hyatt, Louis Hyatt, and Melvin Hyatt, and their respective spouses ("Applicants"), filed an Application for Notice of Change In Control ("Notice") in April 2001 pursuant to 12 CFR Section 574.3(b). The Notice permitted the Applicants to acquire up to 32.32% of Bancorp's issued and outstanding shares of stock of Bancorp by April 16, 2002. The OTS approved requests by the Applicants to extend the time to consummate such acquisition of shares to December 16, 2011. The Applicants currently own approximately 29.67% of the total outstanding shares of Bancorp as of December 31, 2012.

The FRB is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Federal Securities Law. Bancorp's securities are registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. As such, Bancorp is subject to the information, proxy solicitation, insider trading, and other requirements and restrictions of the Securities Exchange Act of 1934.

Financial Services Modernization Legislation. In November 1999, the Gramm-Leach-Bliley Act of 1999 ("GLBA") was enacted. The GLBA generally permits banks, other depository institutions, insurance companies and securities firms to enter into combinations that result in a single financial services organization to offer customers a wider array of financial services and products provided that they do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

The GLBA resulted in increased competition for Bancorp and the Bank from larger institutions and other types of companies offering financial products, many of which may have substantially more financial resources than Bancorp and the Bank.

Troubled Assets Relief Program. During the fourth quarter of 2008, the U.S. Department of the Treasury (the "Treasury") instituted the Troubled Assets Relief Program (the "TARP") pursuant to the Emergency Economic Stabilization Act of 2008 (the "EESA") in an effort to stabilize the nation's capital markets. To carry out the TARP, the Treasury established the Capital Purchase Program (the "CPP") which financial institutions may participate in on a voluntary basis.

Bancorp elected to participate in the CPP and entered into agreements to sell certain securities to the Treasury on November 21, 2008 (the "CPP Agreements"). As a result of the CPP Agreements, Bancorp is subject to certain restrictions, requirements and limitations related to executive compensation, dividend payments and stock repurchase activities.

The American Recovery and Reinvestment Act of 2009 ("ARRA") and the regulations adopted thereunder have imposed additional compensation restrictions on companies participating in the TARP. As directed by ARRA, the Department of the Treasury has adopted standards for executive compensation that include limits on compensation that exclude incentives to take unnecessary and excessive risks that threaten the value of the participant, provision for recovery by the participant of any bonus, retention award or incentive compensation paid to any senior executive office and up to 20 next mostly highly compensated employees of the participant based on statements of earnings, revenues, gains or other criteria that are later found to be materially inaccurate, and prohibitions on bonus, retention awards or incentive compensation to certain senior employees, among other provisions. TARP participants are required to annually allow shareholders to have a separate non-binding vote on executive compensation while a TARP investment is outstanding.

Maryland Corporation Law. Bancorp is incorporated under the laws of the State of Maryland, and is therefore subject to regulation by the state of Maryland. The rights of Bancorp's stockholders are governed by the Maryland General Corporation Law.

Regulation of the Bank

General. As noted above, the Dodd-Frank Act transferred supervision of savings associations like the Bank to the OCC, the agency that regulates national banks, on July 21, 2011. As a federally chartered, DIF-insured savings association, the Bank is subject to extensive regulation by the OCC and the FDIC. Lending activities and other investments of the Bank must comply with various statutory and regulatory requirements. The Bank is also subject to certain reserve requirements promulgated by the FRB. The OCC, in conjunction with the FDIC, regularly examines the Bank and prepares reports for the consideration of the Bank's Board of Directors on any deficiencies found in the operations of the Bank. The relationship between the Bank and depositors and borrowers is also regulated by federal and state laws, especially in such matters as the ownership of savings accounts and the form and content of mortgage documents utilized by the Bank.

The Bank must file reports with the OCC and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions.

Regulatory Capital Requirements. OCC regulations require the Bank to maintain minimum levels of regulatory capital including: (i) tangible capital equal to at least 1.5% of adjusted total assets; (ii) a leverage ratio consisting of Tier 1 or "core" capital equal to at least 4% (or 3%, if the Bank receives the highest CAMELS rating under the Uniform Financial Institutions Rating System) of adjusted total assets; and (iii) risk-based capital equal to at least 8% of total risk-weighted assets.

Tier 1, or core capital includes common stockholder's equity (including retained earnings), non-cumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of consolidated subsidiaries and certain non-withdrawable accounts or pledged deposits. Tier 1 (Core) capital is generally reduced by the amount of the saving's institution's intangible assets. Limited exceptions to the deduction of intangible assets exist for certain mortgage servicing rights and credit card relationships and qualifying supervisory goodwill.

Tangible capital is generally defined the same as core capital but does not include an exception for qualifying supervisory goodwill and is reduced by the amount of all the savings association's intangible assets with only limited exceptions, including certain mortgage servicing rights. Both core and tangible capital are further reduced by an amount equal to a savings institution's debt and equity investments in subsidiaries engaged in activities not permissible for national banks (other than subsidiaries engaged in activities undertaken as agent for customers or in mortgage banking activities and subsidiary depository institutions or their holding companies). Investments in and extensions of credit to such subsidiaries are required to be fully netted against tangible and core capital. At December 31, 2012, the Bank had no such investments.

Total capital equals the sum of Tier 1 (Core) capital and supplementary capital, to the extent that supplementary capital does not exceed Tier 1 (Core) capital. Supplementary capital includes, among other items, cumulative perpetual preferred stock, long-term preferred stock, subordinated debt, mandatory convertible securities, intermediate-term preferred stock, the portion of allowance for loan losses not designated for specific loan losses (up to 1.25% of risk-weighted assets) and up to 45% of unrealized gains on available-for-sale equity securities.

A savings institution's risk based capital requirement is measured against risk-weighted assets, which equal the sum of each on-balance sheet asset and the credit-equivalent amount of each off-balance-sheet item after each is multiplied by an assigned risk weight. These risk weights range from 0% for cash to 100% for consumer or commercial loans, home equity loans, repossessed assets or assets that are more than 90 days past due.

In addition to requiring institutions to meet the applicable capital standards for savings institutions, the OCC may require institutions to meet capital standards in excess of the prescribed standards as the OCC determines necessary or appropriate for such institution in light of the particular circumstances of the institution. Such circumstances would include a high degree of exposure to interest rate risk, concentration of credit risk and certain risks arising from non-traditional activity. The OCC may treat the failure of any savings institution to maintain capital at or above such level as an unsafe or unsound practice and may issue a directive requiring any savings institution which fails to maintain capital at or above the minimum level required by the OCC to submit and adhere to a plan for increasing capital.

As shown below, the Bank's regulatory capital exceeded all minimum regulatory capital requirements applicable to it as of December 31, 2012 and 2011.

	Actual		Required For Capital Adequacy Purposes		Required To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	%	Amount	%	Amount	%
	(dollars in thousands)					
December 31, 2012						
Tangible (1)	$122,836	14.6%	$12,620	1.50%	N/A	N/A
Tier 1 capital (2)	122,836	19.6%	N/A	N/A	$37,656	6.00%
Core (1)	122,836	14.6%	33,653	4.00%	42,066	5.00%
Total (2)	130,592	20.8%	50,209	8.00%	62,761	10.00%
December 31, 2011 (restated)						
Tangible (1)	$115,321	13.0%	$13,351	1.50%	N/A	N/A
Tier 1 capital (2)	115,321	17.2%	N/A	N/A	$40,292	6.00%
Core (1)	115,321	13.0%	35,603	4.00%	44,504	5.00%
Total (2)	123,771	18.4%	53,750	8.00%	67,187	10.00%

(1) To adjusted total assets.
(2) To risk-weighted assets.

Proposed Changes to Regulatory Capital Requirement. In June 2012, the FDIC and other federal banking agencies issued a series of proposed rules to conform U.S. regulatory capital rules with the international regulatory standards agreed to by the Basel Committee on Banking Supervision in the international accord referred to as "Basel III". The proposed revisions, if adopted, would establish new higher capital ratio requirements, narrow the definitions of capital, impose new operating restrictions on banking organizations with insufficient capital buffers and increase the risk weighting of certain assets. The proposed new requirements would apply to all banks and savings associations, bank holding companies with more than $500 million in assets and all savings and loan holding companies regardless of size. The comment period for the notices of proposed rulemakings ended on October 22, 2012. Under the proposed rules, Basel III would be implemented beginning January 1, 2013 and fully phased in by January 1, 2019.

Under the proposed rules, a new capital measure would be established, "Common Equity Tier 1 Capital," consisting of common stock and related surplus, retained earnings, accumulated other comprehensive income and, subject to certain adjustments, minority common equity interests in subsidiaries. Depository institutions and their holding companies would be required to maintain Common Equity Tier 1 Capital equal to 4.5% of risk-weighted assets by 2015. The proposed rules would also increase the Tier 1 capital ratio to 6% from 4% and impose a minimum Tier 1 leverage ratio of 4% for all institutions. Trust preferred securities and cumulative perpetual preferred securities generally would not qualify for inclusion in Tier 1 Capital. The minimum required ratio of total capital would remain at 8%. The proposed rules would also implement a capital buffer of at least 2.5% which would be phased in beginning on January 1, 2016 through January 1, 2019. If the capital level of an institution were to fall below the buffer amount, the institutions would be subject to progressively more stringent limitations on the percentage of earnings than can be paid out in dividends, used in share repurchase and used in the payment of discretionary bonuses to executive officers. The proposed rules would also revise the prompt corrective action framework discussed below by incorporating the new regulatory capital minimums and updating the definition of tangible common equity and would change the risk weightings of assets used to determine required capital ratios. The U.S. federal banking agencies announced on November 9, 2012 that they did not expect the proposed rules to become effective on January 1, 2013 and did not indicate the likely new effective date.

Enforcement. The OCC has primary enforcement responsibility over federal savings institutions and has the authority to bring enforcement action against the institution and all "institution-affiliated parties," including stockholders, attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement actions by the OCC may range from issuance of a capital directive or cease and desist order, to removal of officers or directors of the institution and the appointment of a receiver or conservator. The FDIC also has the authority to terminate deposit insurance or recommend to the director of the OCC that enforcement action be taken with respect to a particular savings institution. If action is not taken by the director of the OCC, the FDIC has authority to take action under specific circumstances.

Safety and Soundness Standards. Federal law requires each federal banking agency, including the OCC, to prescribe to certain standards relating to internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines further provide that savings institutions should maintain safeguards to prevent the payment of compensation, fees and benefits that are excessive or that could lead to material financial loss, and should take into account factors such as comparable compensation practices at comparable institutions. If the OCC determines that a savings institution is not in compliance with the safety and soundness guidelines, it may require the institution to submit an acceptable plan to achieve compliance with the guidelines. A savings institution must submit an acceptable compliance plan to the OCC within 30 days of receipt of a request for such a plan. If the institution fails to submit an acceptable plan, the OCC must issue an order directing the institution to correct the deficiency. Failure to submit or implement a compliance plan may subject the institution to regulatory sanctions.

Prompt Corrective Action. Under the prompt corrective action regulations, the OCC is required and authorized to take supervisory actions against undercapitalized savings associations. The leverage ratio, risk-based capital ratio and total risk-based capital ratio are used to determine an institution's capital classification. For this purpose, a savings association is placed into one of the following five categories dependent on their respective capital ratios:

- "well capitalized" (at least 5% leverage ratio, 6% Tier 1 risk-based capital ratio and 10% total risk-based capital ratio);
- "adequately capitalized" (at least 4% leverage ratio (or 3% if the savings association is assigned a composite rating of 1), 4% Tier 1 risk-based capital ratio and 8% total risk-based capital ratio);
- "undercapitalized" (less than 4% leverage ratio (or 3% if the savings association is assigned a composite rating of 1), 4% Tier 1 risk-based capital ratio or 8% total risk-based capital ratio);
- "significantly undercapitalized" (less than 3% leverage ratio, 3% Tier 1 risk-based capital ratio or 6% total risk-based capital ratio); and
- "critically undercapitalized" (less than 2% ratio of tangible equity to total assets).

Generally, the Federal Deposit Insurance Act requires the OCC to appoint a receiver or conservator for an institution within 90 days of that institution becoming "critically undercapitalized". The regulation also provides that a capital restoration plan must be filed with the OCC within 45 days after an institution receives notice that it is "undercapitalized", "significantly undercapitalized" or "critically undercapitalized". In addition, numerous mandatory supervisory actions become immediately applicable to the institution, including, but not limited to, restrictions on growth, investment activities, payment of dividends and other capital distributions, and affiliate transactions. The OCC may also take any one of a number of discretionary supervisory actions against the undercapitalized institutions, including the issuance of a capital directive and, in the case of an institution that fails to file a required capital restoration plan, the replacement of senior executive officers and directors.

As of December 31, 2012, the Bank met the capital requirements of a "well capitalized" institution under applicable OCC regulations.

Proposed Changes to Prompt Corrective Action. The proposed rules issued in connection with implementation of Basel III international standards discussed in the Proposed Changes to Regulatory Capital Requirements section above would revise the adequately capitalized and well-capitalized categories. Under the proposed rules, to be well-capitalized, a savings association would be required to have at least a 10% total risk-based capital ratio, an 8% Tier 1 risk-based capital ratio, a 6.5% common equity Tier 1 risk-based capital ratio and a 5% Tier 1 leverage ratio. To be adequately capitalized, a savings association would be required to have at least an 8% total risk-based capital ratio, a 6% Tier 1 risk-based capital ratio, a 4.5% common equity Tier 1 risk based capital ratio and a 4% Tier 1 leverage ratio.

Premiums for Deposit Insurance. The Bank's deposits are insured up to applicable limits by the DIF of the FDIC and are backed by the full faith and credit of the United States government.

The FDIC regulations assess insurance premiums based on an institution's risk. Under this assessment system, the FDIC evaluates the risk of each financial institution based on its supervisory rating, financial ratios, and long-term debt issuer rating. In 2010, the assessment ranged from 7 to 77.5 basis points of an institution's deposits, depending on its risk category. On February 7, 2011, the FDIC issued final rules, effective April 1, 2011, implementing changes to the assessment rules as mandated by the Dodd-Frank Act. The final rules redefined the assessment base used for calculating deposit insurance assessments. Specifically, the rules base assessments on an institution's total assets less tangible capital, as opposed to total deposits. The base assessment rates range from 2.5 to 9 basis points for the least risky institutions to 30 to 45 basis points for the riskiest. The rate schedules will automatically adjust in the future as the DIF reaches certain milestones.

On May 22, 2009, the FDIC adopted a final rule imposing a 5 basis point special assessment on each insured depository institution's assets minus Tier 1 capital as of June 30, 2009. The amount of the special assessment for any institution was limited to 10 basis points times the institution's assessment base for the second quarter 2009, payable on September 30, 2009. On November 12, 2009, the FDIC amended its regulations to require insured institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011, and 2012. For purposes of determining the prepayment, the FDIC used the institution's assessment rate in effect on September 30, 2009. The prepayment amount for the Bank was approximately $5,838,000.

As discussed above, the Dodd-Frank Act made permanent the maximum deposit insurance amount of $250,000 per depositor, and non-interest-bearing transaction accounts had unlimited deposit insurance until December 31, 2012.

The FDIC is authorized to terminate a depository institution's deposit insurance upon a finding by the FDIC that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution's regulatory agency. The termination of deposit insurance for the Bank could have a material adverse effect on Bancorp's earnings, depending on the collective size of the particular institutions involved.

All FDIC-insured depository institutions pay an annual assessment to provide funds for the payment of interest on bonds issued by the Financing Corporation, a federal corporation chartered under the authority of the Federal Housing Finance Board. The bonds, commonly referred to as Financing Corporation ("FICO") bonds, were issued to capitalize the Federal Savings and Loan Insurance Corporation. For the quarter ended September 30, 2011, the annualized FICO assessment rate equaled 1.0 basis point for each $100 in domestic deposits maintained at an institution. Beginning with the fourth quarter of 2011, the FICO assessment was based on total assets less tangible capital instead of deposits. The fourth quarter 2012 FICO assessment rate was 0.66 basis points and the first quarter 2013 FICO assessment rate was 0.64 basis points. FICO assessments will continue until the bonds mature in 2017 through 2019.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses of the Bank.

Privacy. Federal banking rules limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. Pursuant to these rules, financial institutions must provide:

- initial and annual notices to customers about their privacy policies, describing the conditions under which they may disclose nonpublic personal information to nonaffiliated third parties and affiliates; and
- a reasonable method for customers to "opt out" of disclosures to nonaffiliated third parties.

Since the GLBA's enactment, a number of states have implemented their own versions of privacy laws. The Bank has implemented its privacy policies in accordance with applicable law.

Loans-to-One Borrower Limitations. With certain limited exceptions, the maximum amount that a savings association or a national bank may lend on an unsecured basis to any borrower (including certain related entities of the borrower) may not exceed 15% of the unimpaired capital and surplus of the institution, plus an additional 10% of unimpaired capital and surplus for loans fully secured by readily marketable collateral.

At December 31, 2012, the Bank's loans-to-one-borrower limit was $18,425,000 based upon the 15% of unimpaired capital and surplus measurement. At December 31, 2012, the Bank's three largest loans were a $6,775,000 loan secured by an office building located in Annapolis, Maryland, a $6,486,000 loan secured by residential lots in Davidsonville, Maryland and a $5,700,000 loan secured by commercial residential property located in Norfolk, Virginia. These loans were performing in accordance with their terms.

Qualified Thrift Lender Test. Savings associations must meet a QTL test, which may be met either by maintaining, on average, at least 65% of its portfolio assets in qualified thrift investments in at least nine of the most recent twelve month period, or meeting the definition of a "domestic building and loan association" as defined in the Code. "Portfolio Assets" generally means total assets of a savings institution, less the sum of (i) specified liquid assets up to 20% of total assets, (ii) goodwill and other intangible assets, and (iii) the value of property used in the conduct of the savings association's business. Qualified thrift investments are primarily residential mortgages and related investments, including certain mortgage-related securities. Associations that fail to meet the QTL test must either convert to a bank charter or operate under specified restrictions. As of December 31, 2012, the Bank was in compliance with its QTL requirement and met the definition of a domestic building and loan association.

Affiliate Transactions. Transactions between savings associations and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act as made applicable to savings associations by Section 11 of the Home Owners' Loan Act (HOLA). A savings association affiliate includes any company or entity which controls the savings institution or that is controlled by a company that controls the savings association. For example, the holding company of a savings association and any companies which are controlled by such holding company are affiliates of the savings association. Generally, Section 23A limits the extent to which the savings association or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such association's capital stock and surplus, as well as contains an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus. Section 23B applies to "covered transactions," as well as certain other transactions and requires that all transactions be on terms substantially the same, or at least as favorable, to the savings association as those provided to a non-affiliate. "Covered transaction" include the making of loans to, purchase of assets from and issuance of a guarantee to an affiliate and similar transactions. Section 23B transactions also include the provision of services and the sale of assets by a savings association to an affiliate. In addition to the restrictions imposed by Sections 23A and 23B, Section 11 of the Home Owners' Loan Act prohibits a savings association from (i) making a loan or other extension of credit to an affiliate, except for any affiliate which engages only in certain activities which are permissible for bank holding companies, or (ii) purchasing or investing in any stocks, bonds, debentures, notes or similar obligations of any affiliate, except for affiliates which are subsidiaries of the savings association.

The Bank's authority to extend credit to executive officers, directors, trustees and 10% stockholders, as well as entities under such person's control, is currently governed by Section 22(g) and 22(h) of the Federal Reserve Act and Regulation O promulgated by the FRB. Among other things, these regulations generally require such loans to be made on terms substantially similar to those offered to unaffiliated individuals, place limits on the amounts of the loans the Bank may make to such persons based, in part, on the Bank's capital position, and require certain board of directors' approval procedures to be followed.

Capital Distribution Limitations. OCC regulations impose limitations upon all capital distributions by savings associations, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital.

The OCC regulations require a savings association to file an application for approval of a capital distribution if:

- the association is not eligible for expedited treatment of its filings with the OCC;
- the total amount of all of capital distributions, including the proposed capital distribution, for the applicable calendar year exceeds its net income for that year to date plus retained net income for the preceding two years;
- the association would not be at least adequately capitalized following the distribution; or
- the proposed capital distribution would violate any applicable statute, regulation, agreement between the association and the OCC or OTS, or an OCC or OTS imposed condition.

In addition, a savings association must give the OCC notice of a capital distribution if the savings association is not required to file an application, but:

- would not be well capitalized following the distribution;
- the proposed capital distribution would reduce the amount of or retire any part of the savings association's common or preferred stock or retire any part of debt instruments like notes or debentures included in capital, other than regular payments required under a debt instrument; or
- the savings association is a subsidiary of a savings and loan holding company and is not otherwise required to file a notice regarding the proposed distribution with the Federal Reserve, in which case an information copy of the notice filed with the Federal Reserve needs to be simultaneously provided to the OCC.

The OCC may prohibit a proposed capital distribution that would otherwise be permitted if the OCC determines that the distribution would constitute an unsafe or unsound practice. In addition, the Federal Deposit Insurance Act provides that an insured depository institution shall not make any capital distribution, if after making such distribution the institution would be undercapitalized.

Branching. Under OCC branching regulations, the Bank is generally authorized to open branches within or beyond the State of Maryland if the Bank (1) qualifies as a "domestic building and loan association" under the Code, which qualification requirements are similar to those for a Qualified Thrift Lender under the Home Owners' Loan Act, and (2) publishes public notice at least 30 days before opening a branch and no one opposes the branch. If a comment in opposition to a branch opening is filed and the OCC determines the comment to be relevant to the approval process standards, and to require action in response, the OCC may, among other things, require a branch application or elect to hold a meeting with the Bank and the person who submitted the comment. The OCC authority preempts any state law purporting to regulate branching by federal savings banks.

Community Reinvestment Act and the Fair Lending Laws. Savings associations have a responsibility under the Community Reinvestment Act and related regulations of the OCC to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An institution's failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in regulatory restrictions on its activities and the denial of applications. In addition, an institution's failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in the OCC, other federal regulatory agencies as well as the Department of Justice taking enforcement actions. Based on an examination conducted August 9, 2012, the Bank received a satisfactory rating.

Federal Home Loan Bank System. The Bank is a member of the FHLB-Atlanta. Among other benefits, each FHLB serves as a reserve or central bank for its members within its assigned region. Each FHLB is financed primarily from the sale of consolidated obligations of the FHLB system. Each FHLB makes available loans or advances to its members in compliance with the policies and procedures established by the Board of Directors of the individual FHLB.

Under the capital plan of the FHLB-Atlanta as of December 31, 2012, the Bank was required to own at least $6,520,000 of the capital stock of the FHLB-Atlanta. As of such date, the Bank owned $6,520,000 of the capital stock of the FHLB-Atlanta and was in compliance with the capital plan requirements.

Federal Reserve System. The FRB requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW, and Super NOW checking accounts) and non-personal time deposits. At December 31, 2012, the Bank was in compliance with these requirements.

Activities of Subsidiaries. A savings association seeking to establish a new subsidiary, acquire control of an existing company or conduct a new activity through a subsidiary must provide 30 days prior notice to the FDIC and the FRB and conduct any activities of the subsidiary in compliance with regulations and orders of the FRB. The FRB has the power to require a savings association to divest any subsidiary or terminate any activity conducted by a subsidiary that the FRB determines to pose a serious threat to the financial safety, soundness or stability of the savings association or to be otherwise inconsistent with sound banking practices.

Tying Arrangements. Federal savings associations are prohibited, subject to some exceptions, from extending credit to or offering any other services, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Item 1A. Risk Factors

Unless the context indicates otherwise, all references to "we," "us," "our" in this subsection "Risk Factors" refer to Bancorp and its subsidiaries. You should carefully consider the risks and uncertainties described below as well as elsewhere in this Annual Report on Form 10-K. If any of the risks or uncertainties actually occurs, our business, financial condition or results of future operations could be materially adversely affected. The risks and uncertainties described in this Form 10-K are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks faced by us described below and elsewhere in this Annual Report on Form 10-K.

We may be adversely affected by changes in economic and political conditions and by governmental monetary and fiscal policies.

The thrift industry is affected, directly and indirectly, by local, domestic, and international economic and political conditions, and by governmental monetary and fiscal policies. Conditions such as inflation, recession, unemployment, volatile interest rates, tight money supply, real estate values, international conflicts and other factors beyond our control may adversely affect our potential profitability. Any future rises in interest rates, while increasing the income yield on our earning assets, may adversely affect loan demand and the cost of funds and, consequently, our profitability. Any future decreases in interest rates may adversely affect our profitability because such decreases may reduce the amounts that we may earn on our assets. Economic downturns have resulted and may continue to result in the delinquency of outstanding loans. We do not expect any one particular factor to materially affect our results of operations. However, downtrends in several areas, including real estate, construction and consumer spending, have had and may continue to have a material adverse impact on our ability to remain profitable. Further, there can be no assurance that the asset values of the loans included in our loan portfolio, the value of properties and other collateral securing such loans, or the value of foreclosed real estate will remain at current levels.

The changing economic environment poses significant challenges for Bancorp.

Negative developments in the financial services industry from 2008 into 2012 have resulted in uncertainty in the financial markets in general and a related general economic downturn globally. While we are beginning to experience modest improvement in performance, we may experience similar negative conditions in 2013. In addition, as a consequence of the United States recession, business activity across a wide range of industries face serious difficulties due to the decline in the housing market and lack of consumer spending. Unemployment continues to be higher than historical averages.

As a result of these financial economic crises, many lending institutions, including us, have experienced declines in the performance of their loans, including residential, construction, land and residential building lots, multi-family, commercial and consumer loans. Moreover, competition among depository institutions for deposits and quality loans has increased significantly while the significant decline in economic growth has led to a slowdown in banking related activities. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial services industry.

As a result, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal or informal enforcement actions or orders. The impact of new legislation in response to those developments may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance or our stock price.

We are operating in a challenging economic environment, including generally uncertain national and local market conditions. Negative market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provision for credit losses. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses and other factors, could have adverse effects on our borrowers, which could adversely affect our financial condition and results of operations. For instance, because payments on loans secured by commercial real estate properties are often dependent upon the successful operation of management of the properties, repayment of these loans are subject to adverse conditions in the economy. If consumer spending decreases, businesses located in commercial real estate property may close, reducing the rental income of the Bank's borrower. The reduction in rental income may result in the borrower being unable to make payments on the loan. The deterioration in economic conditions could drive losses beyond that which is provided for in our allowance for loan losses and could result in the following:

- an increase in loan delinquencies, problem assets and foreclosures;
- a decline in demand for our products and services;
- a decrease in low cost or non-interest-bearing deposits; and
- a decline in the value of the collateral for our loans, which in turn may reduce customers' borrowing capacities, and reduce the value of assets and collateral supporting our existing loans.

During the past year, we continued to experience higher than normal levels of non-performing loans. No assurance can be given that these conditions will improve in the near term or will not worsen. Moreover, such conditions may result in a further increase in loan delinquencies, causing a decrease in our interest income, and may continue to have an adverse impact on our loan loss experience, possibly requiring us to add to our allowance for loan losses. Until conditions improve, we expect our business, financial condition and results of operations to be adversely affected.

Changes in interest rates could adversely affect our financial condition and results of operations.

The operations of financial institutions, such as ours, are dependent to a large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. Our net interest income is significantly affected by market rates of interest that in turn are affected by prevailing economic conditions, fiscal and monetary policies of the federal government and the policies of various regulatory agencies. Like all financial institutions, our balance sheet is affected by fluctuations in interest rates. Volatility in interest rates can also result in disintermediation, which is the flow of funds away from financial institutions into direct investments, such as U.S. Government bonds, corporate securities and other investment vehicles, including mutual funds, which, because of the absence of federal insurance premiums and reserve requirements, generally pay higher rates of return than those offered by financial institutions such as ours.

We expect to experience continual competition for deposit accounts which may make it difficult to reduce the interest paid on some deposits.

We believe that, in the current market environment, we have adequate policies and procedures for maintaining a conservative interest rate sensitive position. However, there is no assurance that this condition will continue. A sharp movement up or down in deposit rates, loan rates, investment fund rates and other interest-sensitive instruments on our balance sheet could have a significant, adverse impact on our net interest income and operating results.

Most of our loans are secured by real estate located in our market area. If there is a continuing downturn in the real estate market, additional borrowers may default on their loans and we may not be able to fully recover our loans.

A continuing downturn in the real estate market could adversely affect our business because most of our loans are secured by real estate. Substantially all of our real estate collateral is located in the states of Maryland, Virginia and Delaware. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature.

In addition to the risks generally present with respect to mortgage lending activities, our operations are affected by other factors affecting our borrowers, including:

- the ability of our mortgagors to make mortgage payments,
- the ability of our borrowers to attract and retain buyers or tenants, which may in turn be affected by local conditions such as an oversupply of space or a reduction in demand for rental space in the area, the attractiveness of properties to buyers and tenants, and competition from other available space, or by the ability of the owner to pay leasing commissions, provide adequate maintenance and insurance, pay tenant improvements costs and make other tenant concessions,
- interest rate levels and the availability of credit to refinance loans at or prior to maturity, and

- increased operating costs, including energy costs, real estate taxes and costs of compliance with environmental controls and regulations.

As of December 31, 2012, approximately 99% of the book value of our loan portfolio consisted of loans collateralized by various types of real estate. If real estate prices decline, the value of real estate collateral securing our loans will be reduced. Our ability to recover defaulted loans by foreclosing and selling the real estate collateral would then be diminished, and we would be more likely to incur financial losses on defaulted loans.

In addition, approximately 49% of the book value of our loans consisted of construction, land acquisition and development loans, commercial real estate loans and land loans, which present additional risks described in "Item 1. Business - Construction Loans" of this Form 10-K.

Our loan portfolio exhibits a high degree of risk.

We have a significant amount of nonresidential loans, as well as construction and land loans granted on a speculative basis. Although permanent single-family, owner-occupied loans represent the largest single component of assets and currently impaired loans, a significant level of nonresidential loans, construction loans, and land loans, results in an above-average risk exposure. Our monitoring of higher risk loans may be inadequate and the internal asset review function may be inadequate in view of current real estate market weaknesses.

At December 31, 2012 and December 31, 2011, our nonperforming loans (those loans 90 or more days in arrears) equaled $37.5 million and $31.4 million, respectively. There were 87 residential loans (including acquisition and development and land loans) in non-accrual status totaling $29.7 million and 17 commercial loans in non-accrual status totaling $7.8 million at December 31, 2012 compared to 53 residential loans in non-accrual status totaling $27.0 million, ten commercial loans in non-accrual status totaling $4.2 million and four consumer loans in non-accrual status totaling $0.2 million at December 31, 2011. For the years ended December 31, 2012 and December 31, 2011, there were $9.3 million and $8.5 million of loan charge-offs, respectively. At December 31, 2012, the total allowance for loan losses was $17.5 million, which was 2.68% of total net loans, compared with $25.9 million, which was 3.72% of total net loans, as of December 31, 2011.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we become subject to significant environmental liabilities, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Our operations are located in Anne Arundel County, Maryland, which makes our business highly susceptible to local economic conditions. An economic downturn or recession in this area may adversely affect our ability to operate profitably.

Unlike larger banking organizations that are geographically diversified, our operations are concentrated in Anne Arundel County, Maryland. In addition, nearly all of our loans have been made to borrowers in the states of Maryland, Virginia and Delaware. As a result of this geographic concentration, our financial results depend largely upon economic conditions in our market area. A deterioration or recession in economic conditions in this market could result in one or more of the following:

- a decrease in deposits;

- an increase in loan delinquencies;
- an increase in problem assets and foreclosures;
- a decrease in the demand for our products and services; and
- a decrease in the value of collateral for loans, especially real estate, and reduction in customers' borrowing capacities.

Any of the foregoing factors may adversely affect our ability to operate profitably.

Failure to comply with the Supervisory Agreements could adversely affect our business, financial condition and operating results.

On November 23, 2009, we and the Bank each entered into a supervisory agreement with the OTS, which agreements primarily addressed issues identified in the OTS' reports of examination of our and the Bank's operations and financial condition conducted in 2009. These supervisory agreements are now being overseen by the OCC and FRB. Although we and the Bank each intend to take such actions as may be necessary to enable us to comply with our respective requirements, there can be no assurance that we will be able to comply fully with the provisions of the Supervisory Agreements, or to do so within the timeframes required. Moreover, there can be no assurance that compliance with such requirements will not be more time consuming or more expensive than anticipated, or that efforts to comply with such requirements will not have adverse effects on the operations and financial condition of us or the Bank. Failure to comply with the Supervisory Agreements, or other supervisory directives, could subject us to significant civil monetary penalties, orders to cease and desist or other regulatory or enforcement actions. Accordingly, any material failure to comply with the Supervisory Agreements could have a material adverse effect on our business, financial condition and operating results.

We are subject to federal and state regulation and the monetary policies of the FRB. Such regulation and policies can have a material adverse effect on our earnings and prospects.

Our operations are heavily regulated and will be affected by present and future legislation and by the policies established from time to time by various federal and state regulatory authorities. In particular, the monetary policies of the FRB have had a significant effect on the operating results of banks in the past, and are expected to continue to do so in the future. Among the instruments of monetary policy used by the FRB to implement its objectives are changes in the discount rate charged on bank borrowings and changes in the reserve requirements on bank deposits. It is not possible to predict what changes, if any, will be made to the monetary polices of the FRB or to existing federal and state legislation or the effect that such changes may have on our future business and earnings prospects.

If the Bank becomes "undercapitalized" as determined under the "prompt corrective action" initiatives of the federal bank regulators, such regulatory authorities will have the authority to require the Bank to, among other things, alter, reduce or terminate any activity that the regulator determines poses an excessive risk to the Bank. The Bank could further be directed to take any other action that the regulatory agency determines will better carry out the purpose of prompt corrective action. The Bank could be subject to these prompt corrective action restrictions if federal regulators determine that the Bank is in an unsafe or unsound condition or engaging in an unsafe or unsound practice. Some or all of the foregoing actions and restrictions could have a material adverse effect on our operations.

The Dodd-Frank Act, which is still being implemented, may have a material impact on our operations.

On July 21, 2010, the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). The Dodd-Frank Act restructures the regulation of depository institutions. Under the Dodd-Frank Act, the OTS was merged into the OCC, which regulates national banks. Savings and loan holding companies are now regulated by the FRB. Also, included was the creation of a new federal agency to administer consumer protection and fair lending laws, a function that was previously performed by the depository institution regulators. The federal preemption of state laws currently accorded federally charted depository institutions was reduced as well. The Dodd-Frank Act also will impose consolidated capital requirements on savings and loan holding companies effective in five years, which will limit our ability to borrow at the holding company and invest the proceeds from such borrowings as capital in the Bank that could be leveraged to support additional growth. The Dodd-Frank Act contains various other provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008-2009. The full impact of the Dodd-Frank Act on our business and operations may not be known for years until all regulations implementing the statute are written, adopted and implemented. The Dodd-Frank Act may have a material impact on operations, particularly through increased regulatory burden and compliance costs.

Bancorp may become subject to more stringent capital requirements, which may have a material adverse effect on Bancorp's operations.

The Dodd-Frank Act requires federal banking agencies to establish more stringent risk-based capital requirements and leverage limits applicable to banks, savings associations and their holding companies. Under the legislation, federal banking agencies are required to develop capital requirements that address systemically risky activities. In June 2012, the FRB, FDIC and OCC issued a series of proposed rules that would revise and replace their current capital rules in a manner consistent both with relevant provisions of the Dodd-Frank Act as well as the implementation of Basel III. The proposed revisions, if adopted, would establish new higher capital ratio requirements, narrow the definitions of capital, impose new operating restrictions on banking organizations with insufficient capital buffers and increase the risk weighting of certain assets. These requirements, and any other new regulations, including those that have been proposed but not yet implemented as a result of the requirements established by the Basel Committee on Banking Supervision, could require Bancorp to reduce business levels or to raise capital, including in ways that may adversely affect its results of operations or financial condition. In addition, the costs associated with complying with more stringent capital requirements could have a material adverse effect on Bancorp.

We have established an allowance for loan losses based on our management's estimates. Actual losses could differ significantly from those estimates. If the allowance is not adequate, it could have a material adverse effect on our earnings and the price of our common stock.

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, that represents management's best estimate of probable incurred losses within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects management's continuing evaluation of specific credit risks; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions; industry concentrations and other unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and judgment and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. Increases in nonperforming loans have a significant impact on our allowance for loan losses. Generally, our non-performing loans and assets reflect operating difficulties of individual borrowers resulting from weakness in the economy of our market area. While Bancorp is experiencing better performance results from those experienced in 2009 and 2008, loan delinquencies remain higher than usual, particularly with respect to residential construction, land and residential building lots, multi-family, commercial and consumer loans. Bancorp has seen a slight increase in troubled debt restructurings balances in 2012 compared to 2011, and the balances are still high compared to historical averages.

In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. If charge-offs in future periods exceed the allowance for loan losses, we may need additional provisions to increase the allowance for loan losses. Furthermore, growth in the loan portfolio would generally lead to an increase in the provision for loan losses.

Any increases in the allowance for loan losses will result in a decrease in net income and capital, and may have a material adverse effect on our financial condition, results of operations and cash flows.

We compete with a number of local, regional and national financial institutions for customers.

We face strong competition from savings and loan associations, banks, and other financial institutions that have branch offices or otherwise operate in our market area, as well as many other companies now offering a range of financial services. Many of these competitors have substantially greater financial resources and larger branch systems than us. In addition, many of our competitors have higher legal lending limits than us. Particularly intense competition exists for sources of funds including savings and retail time deposits as well as for loans and other services offered by us. In addition, over the last several years, the banking industry has undergone substantial consolidation, and this trend is expected to continue. Significant ongoing consolidation in the banking industry may result in one or more large competitors emerging in our primary target market. The financial resources, human capital and expertise of one or more large institutions could threaten our ability to maintain our competitiveness.

During the past several years, significant legislative attention has been focused on the regulation and deregulation of the financial services industry. Non-bank financial institutions, such as securities brokerage firms, insurance companies and mutual funds, have been permitted to engage in activities that compete directly with traditional bank business. Competition with various financial institutions could hinder our ability to maintain profitable operations and grow our business.

We face intense competitive pressure on customer pricing, which may materially and adversely affect revenues and profitability.

We generate net interest income, and charge our customers fees, based on prevailing market conditions for deposits, loans and other financial services. In order to increase deposit, loan and other service volumes, enter new market segments and expand our base of customers and the size of individual relationships, we must provide competitive pricing for such products and services. In order to stay competitive, we have had to intensify our efforts around attractively pricing our products and services. To the extent that we must continue to adjust our pricing to stay competitive, we will need to grow our volumes and balances in order to offset the effects of declining net interest income and fee-based margins. Increased pricing pressure also enhances the importance of cost containment and productivity initiatives, and we may not succeed in these efforts.

Our brand, reputation and relationship with our customers are key assets of our business and may be affected by how we are perceived in the marketplace.

Our brand and its attributes are key assets of our business. The ability to attract and retain customers to Bancorp's products and services is highly dependent upon the external perceptions of us and the industry in which we operate. Our business may be affected by actions taken by competitors, customers, third party providers, employees, regulators, suppliers or others that impact the perception of the brand, such as creditor practices that may be viewed as "predatory," customer service quality issues, and employee relations issues. Adverse developments with respect to our industry may also, by association, impair our reputation, or result in greater regulatory or legislative scrutiny.

Our business is highly reliant on technology and our ability to manage the operational risks associated with technology.

We rely heavily on communications and information systems to conduct our business. Our business involves storing and processing sensitive customer data. Any failure, interruption or breach in security of these systems could result in theft of customer data or failures or disruptions in our customer relationship management, general ledger, deposit, loan, data storage, processing and other systems. Our inability to access these information systems at critical points in time could unfavorably impact the timeliness and efficiency of our business operations. In addition, we operate a number of money transfer and related electronic, check and other payment connections that are vulnerable to individuals engaging in fraudulent activities that seek to compromise payments and related financial systems illegally. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, result in increased expense to contain the event and/or require that we provide credit monitoring services for affected customers or expose us to civil litigation and regulatory fines and sanctions, any of which could have a material adverse effect on our financial condition and results of operations.

Our business is highly reliant on third party vendors and our ability to manage the operational risks associated with outsourcing those services.

We rely on third parties to provide services that are integral to our operations. These vendors provide services that support our operations, including storage and processing of sensitive consumer date. A cyber security breach of a vendor's system may result in theft of our data or disruption of business processes. A material breach of customer data at a service provider's site may negatively impact our business reputation and cause a loss of customer business; result in increased expense to contain the event and/or require that we provide credit monitoring services for affected customers, result in regulatory fines and sanctions and may result in litigation. In most cases, we will remain primarily liable to our customers for losses arising from a breach of a vendor's data security system. We rely on our outsourced service providers to implement and maintain prudent cyber security controls. We have procedures in place to assess a vendor's cyber security controls prior to establishing a contractual relationship and to periodically review assessments of those control systems; however, these procedures are not infallible and a vendor's system can be breached despite the procedures we employ.

If our third party providers experience financial, operational or technological difficulties, or if there is any other disruption in our relationships with them, we may be required to locate alternative sources of such services, and we cannot assure you that we would be able to negotiate terms that are as favorable to us, or could obtain services with similar functionality as found in our existing systems without the need to expend substantial resources, if at all.

We continually encounter technological change, and, if we are unable to develop and implement efficient and customer friendly technology, we could lose business.

The financial services industry is continually undergoing rapid technological change, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to achieve additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

Our success depends on our senior management team, and if we are not able to retain our senior management team, it could have a material adverse effect on us.

We are highly dependent upon the continued services and experience of our senior management team, including Alan J. Hyatt, our Chairman, President and Chief Executive Officer. We depend on the services of Mr. Hyatt and the other members of our senior management team to, among other things, continue the development and implementation of our strategies, and maintain and develop our customer relationships. We do not have an employment agreement with members of our senior management, nor do we maintain "key-man" life insurance on our senior management. If we are unable to retain Mr. Hyatt and other members of our senior management team, our business could be materially and adversely affected.

If we fail to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, we may be unable to accurately report our financial results and comply with the reporting requirements under the Securities Exchange Act of 1934. As a result, current and potential stockholders may lose confidence in our financial reporting and disclosure required under the Securities Exchange Act of 1934, which could adversely affect our business and could subject us to regulatory scrutiny.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, referred to as Section 404, we are required to include in our Annual Reports on Form 10-K, our management's report on internal control over financial reporting. We are currently not required to include an opinion of our independent registered public accounting firm as to our internal controls because we are a "smaller reporting company" under SEC rules and, therefore, stockholders do not have the benefit of such an independent review of our internal controls. We have reported a "material weakness" in our internal control over financial reporting in the fiscal year ended December 31, 2012 as explained in Item 9A. Controls and Procedures. Compliance with the requirements of Section 404 is expensive and time-consuming. If, in the future, we fail to complete this evaluation in a timely manner, or, if required, our independent registered public accounting firm cannot timely attest to our evaluation, we could be subject to regulatory scrutiny and a loss of public confidence in our internal control over financial reporting. In addition, any failure to maintain an effective system of disclosure controls and procedures could cause our current and potential stockholders and customers to lose confidence in our financial reporting and disclosure required under the Securities Exchange Act of 1934, which could adversely affect our business.

We cannot assure investors that we will be able to fully address the material weakness in our internal controls that led to our restatement, or that remediation efforts will prevent future controls deficiencies.

We have identified control deficiencies in our financial reporting process that constituted a material weakness, leading to restatement of our financial statements. We have undertaken a number of measures with a view to remediating this weakness, and plan to implement other measures as part of this effort. There can be no assurance that we will be able to fully remediate our existing deficiencies. Further, there can be no assurance that we will not suffer from other deficiencies in the future. Any current or future controls deficiencies could impair our ability to provide timely and accurate financial information, which could lead to further restatements, SEC inquiries and enforcement actions, penalties, fines, investor litigation and other adverse actions.

Terrorist attacks and threats or actual war may impact all aspects of our operations, revenues, costs and stock price in unpredictable ways.

Terrorist attacks in the United States and abroad, as well as future events occurring in response to or in connection with them, including, without limitation, future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies or military or trade disruptions, may impact our operations. Any of these events could cause consumer confidence and savings to decrease or could result in increased volatility in the United States and worldwide financial markets and economy. Any of these occurrences could have an adverse impact on our operating results, revenues and costs and may result in the volatility of the market price for our common stock and on the future price of our common stock.

There can be no assurance that we will pay dividends in the future.

The supervisory agreements with the Federal Reserve and OCC require, among other things, that Bancorp and the Bank obtain prior OCC approval before any dividends or capital distributions can be made and that Bancorp obtain prior Federal Reserve approval before purchasing or redeeming shares of its stock. In addition, Bancorp suspended its common stock dividend in the fourth quarter of 2009 to preserve its capital. Although we expect to be able to resume our policy of quarterly dividend payments, this dividend policy will be reviewed in light of future earnings, OCC restrictions and other considerations. No assurance can be given, therefore, that cash dividends on our common stock will be paid in the future.

Our Series A preferred stock, Series B preferred stock and 2035 Debentures contain restrictions on our ability to declare and pay dividends on, or repurchase, our common stock.

Our ability to declare dividends on our common stock is limited by the terms of our Series A preferred stock and Series B preferred stock. We may not declare or pay any dividend on, make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to, or make any guarantee payment with respect to our common stock in any quarter until the dividend on the Series A Preferred Stock has been declared and paid for such quarter, subject to certain minor exceptions. Additionally, we may not declare or pay any dividend or distribution on our common stock, and we may not purchase, redeem or otherwise acquire for consideration any of our common stock, unless all accrued and unpaid dividends for all past dividend periods, including the latest completed dividend period, on all outstanding shares of Series B preferred stock have been or are contemporaneously declared and paid in full (or have been declared and a sum sufficient for the payment thereof has been set aside), subject to certain minor exceptions. Dividends on the Series A preferred stock and Series B preferred stock have not been declared since the first quarter 2012 because Bancorp did not receive approval from the FRB to pay such dividends. As of December 31, 2012, the cumulative amount of dividends of the Series B preferred stock in arrears not declared, including interest on unpaid dividends at 5% per annum, was $899,000. Accordingly, Bancorp will not be able to pay dividends on its common stock until the dividend arrearages on its Series B preferred stock have been paid in full.

Additionally, the dividend rate on our Series B preferred stock will increase from 5% to 9% beginning November 21, 2013, which will increase the amount of dividends that we are required to pay on our Series B preferred stock by $936,000 per year and decrease the amount available to common stockholders.

Further, under the terms of our 2035 Debentures, if (i) there has occurred and is continuing an event of default, (ii) we are in default with respect to payment of any obligations under the related guarantee or (iii) we have given notice of our election to defer payments of interest on the 2035 Debentures by extending the interest distribution period as provided in the indenture governing the 2035 Debentures and such period, or any extension thereof, has commenced and is continuing, then we may not, among other things, declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock, including our common stock.

An investment in our securities is not insured against loss.

Investments in our common stock, are not deposits insured against loss by the FDIC or any other entity. As a result, an investor may lose some or all of his, her or its investment.

Conversion of our Series A preferred stock or exercise of the warrant issued to the Treasury Department will dilute the ownership interest of existing stockholders.

In private placements conducted in November 2008, we issued Series A preferred stock convertible into 437,500 shares of our common stock, subject to adjustment, and a warrant to purchase 556,976 shares of our common stock, subject to adjustment. The conversion of some or all of the Series A preferred stock or the exercise of the warrant will dilute the ownership interest of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion or exercise could adversely affect prevailing market prices of our common stock. In addition, the existence of the Series A preferred stock or warrant may encourage short selling by market participants because the conversion of the Series A preferred stock or exercise of the warrant could depress the price of our common stock.

"Anti-takeover" provisions will make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to our equity holders.

Our charter presently contains certain provisions that may be deemed to be "anti-takeover" and "anti-greenmail" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of us by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. For example, currently, our charter provides that our Board of Directors may amend the charter, without stockholder approval, to increase or decrease the aggregate number of shares of our stock or the number of shares of any class that we have authority to issue. In addition, our charter provides for a classified Board, with each Board member serving a staggered three-year term. Directors may be removed only for cause and only with the approval of the holders of at least 75 percent of our common stock. The overall effects of the "anti-takeover" and "anti-greenmail" provisions may be to discourage, make more costly or more difficult, or prevent a future takeover offer, prevent stockholders from receiving a premium for their securities in a takeover offer, and enhance the possibility that a future bidder for control of us will be required to act through arms-length negotiation with our Board of Directors. These provisions may also have the effect of perpetuating incumbent management.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

HS constructed a building in Annapolis, Maryland that serves as Bancorp's and the Bank's administrative headquarters. A branch office of the Bank is also included in the building. Bancorp and the Bank lease their executive and administrative offices from HS. In addition, HS leases space to four unrelated companies and to a law firm in which the President of Bancorp and the Bank is a partner.

Bancorp has four retail branch locations in Anne Arundel County, Maryland, of which it owns three and leases the fourth from a third party. The current term of the lease expires in July 2015. There is an option to renew the lease for one more additional five year term. In addition, the Bank leases office space in Annapolis, Maryland from a third party. The lease expires January 2016, with the option to renew the lease for one additional five year term.

Item 3. Legal Proceedings

There are no material pending legal proceedings to which Bancorp, the Bank or any subsidiary is a party or to which any of their property is subject.

Item 4. Mine Safety Disclosures

Not applicable.

Item 4.1. Executive Officers of the Registrant

Thomas G. Bevivino, age 57, joined Bancorp in August 2004 as Controller, and served as the Chief Financial Officer of Bancorp and Bank from July, 2005 to February 2012. Effective December 2011, Mr. Bevivino was promoted to Chief Operating Officer of Bancorp and the Bank, subject to the approval of the FRB and the OCC which approval was received in February 2012. Mr. Bevivino continued to serve as Chief Financial Officer until a replacement was approved by regulators in February 2012. Mr. Bevivino was a financial consultant from 2002 until 2004, and served as Chief Financial Officer of Luminant Worldwide Corporation from 1999 until 2002.

Stephen W. Lilly, age 50, joined Bancorp and Bank in November 2011 as Senior Vice President and was appointed as Chief Financial Officer of Bancorp and Bank in February 2012 upon receipt of regulatory approval. Prior to joining Bancorp, he served as Chief Financial Officer of Bay Vanguard FSB in Baltimore, Maryland.

The biography of Alan J. Hyatt will be contained in the proxy statement for the 2013 Annual Meeting of Shareholders.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock of Bancorp is traded on the Nasdaq Capital Market under the symbol "SVBI". As of March 5, 2013, there were 1,297 stockholders of record of Bancorp's common stock.

Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, serves as the Transfer Agent and Registrar for Bancorp.

The following table sets forth the high and low sales prices per share of Bancorp's common stock for the periods indicated, as reported on the Nasdaq Capital Market:

Quarterly Stock Information

	2012				**2011**		
	Stock Price Range		Per Share		Stock Price Range		Per Share
Quarter	Low	High	Dividend	Quarter	Low	High	Dividend
1st	$2.40	$3.98	$-	1st	$3.02	$5.69	$-
2nd	2.19	3.91	-	2nd	3.07	4.99	-
3rd	2.30	3.29	-	3rd	2.09	3.66	-
4th	2.90	3.62	-	4th	2.25	3.17	-

Dividend Policy

In November 2009, Bancorp and the Bank entered into supervisory agreements with the OTS, which require, among other things, that Bancorp and the Bank obtain prior OTS approval before any dividends or capital distributions can be made and that Bancorp obtain prior OTS approval before purchasing or redeeming shares of its stock. OTS regulations further limit the payment of dividends and other capital distributions by the Board.

Bancorp's main source of income is dividends from the Bank. As a result, Bancorp's dividends to its common shareholders now will depend primarily upon OCC and FRB approval and receipt of dividends from the Bank.

Bancorp suspended its common stock dividend in the fourth quarter of 2009 to preserve its capital.

Bancorp's ability to declare a dividend on its common stock is also limited by the terms of Bancorp's Series A preferred stock and Series B preferred stock. Bancorp may not declare or pay any dividend on, make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to, or make any guarantee payment with respect to its common stock in any quarter until the dividend on the Series A preferred stock has been declared and paid for such quarter, subject to certain minor exceptions. Additionally, Bancorp may not declare or pay any dividend or distribution on its common stock, and Bancorp may not purchase, redeem or otherwise acquire for consideration any of its common stock, unless all accrued and unpaid dividends for all past dividend periods, including the latest completed dividend period, on all outstanding shares of Series B preferred stock have been or are contemporaneously declared and paid in full (or have been declared and a sum sufficient for the payment thereof has been set aside), subject to certain minor exceptions. Dividends on the Series A preferred stock and Series B preferred stock have not been declared since the first quarter of 2012 because Bancorp did not receive approval from the FRB to pay such dividends. As of December 31, 2012, the cumulative amount of dividends of the Series B preferred stock in arrears not declared, including interest on unpaid dividends at 5% per annum was $899,000. Accordingly, Bancorp will not be able to pay dividends on its common stock until the dividend arrearages on its Series B preferred stock have been paid in full.

Additionally, under the terms of Bancorp's 2035 Debentures, if (i) there has occurred and is continuing an event of default, (ii) Bancorp is in default with respect to payment of any obligations under the related guarantee or (iii) Bancorp has given notice of its election to defer payments of interest on the 2035 Debentures by extending the interest distribution period as provided in the indenture governing the 2035 Debentures and such period, or any extension thereof, has commenced and is continuing, then Bancorp may not, among other things, declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock, including common stock.

Item 6. Selected Financial Data

As described in "Explanatory Note Regarding Restatement" above and in Note 2 to the Audited Consolidated Financial Statements beginning on page F-1 for the years ended December 31, 2011 and 2010, Bancorp has restated its financial statements for each of these respective periods to correct the method used to amortize a three year prepayment made in 2009 for Bancorp's FDIC risk-based insurance assessments. For information concerning the restatement adjustments in those years, see Note 2 to the Audited Consolidated Financial Statements.

Bancorp has also restated the quarterly financial data for Bancorp for each of the quarters in fiscal 2012, 2011 and 2010, see Note 19 to the Audited Consolidated Financial Statements.

Bancorp has not amended its previously filed Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q for the periods affected by the restatement. Historical results are not necessarily indicative of the results to be expected in future periods.

The following summary financial information is derived from the audited financial statements of Bancorp, except as noted below. The information is a summary and should be read in conjunction with Bancorp's audited financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

Summary Financial and Other Data

	At December 31,				
	2012	2011	2010	2009	2008
		(restated)	(restated)		
	(dollars in thousands, except per share information)				
Balance Sheet Data					
Total assets	$ 852,118	$ 901,163	$ 962,745	$ 967,788	$ 987,651
Total loans, net	651,709	693,303	778,937	814,234	896,459
Investment securities held to maturity	34,066	40,357	27,311	8,031	1,345
Non-performing loans	37,495	31,432	46,164	60,808	54,786
Total non-performing assets	48,936	51,364	67,119	82,382	61,103
Deposits	599,394	652,757	714,776	710,329	683,866
Long-term debt	115,000	115,000	115,000	125,000	153,000
Total liabilities	743,122	794,698	856,443	861,557	863,984
Stockholders' equity	108,996	106,465	106,302	106,231	123,667
Book value per common share	$8.18	$7.93	$7.91	$7.91	$9.64
Common shares outstanding	10,066,679	10,066,679	10,066,679	10,066,679	10,066,679
Other Data:					
Number of:					
Full service retail banking facilities	4	4	4	4	4
Full-time equivalent employees	142	127	116	118	106

Summary of Operations

	For the Year Ended December 31,				
	2012	2011	2010	2009	2008
		(restated)	(restated)		
	(dollars in thousands, except per share information)				
Interest income	$39,057	$44,501	$49,533	$52,658	$62,472
Interest expense	12,502	15,587	19,329	26,051	33,503
Net interest income	26,555	28,914	30,204	26,607	28,969
Provision for loan losses	765	4,612	5,744	31,402	7,481
Net interest income (loss) after provision for loan losses	25,790	24,302	24,460	(4,795)	21,488
Non-interest income	4,243	2,510	2,745	2,501	2,791
Non-interest expense	23,647	24,050	24,674	22,862	17,293
Income (loss) before income tax provision (benefit)	6,386	2,762	2,531	(25,156)	6,986
Provision for income taxes (benefit)	2,658	1,210	1,172	(9,928)	2,873
Net income (loss)	$3,728	$1,552	$1,359	$(15,228)	$4,113
Per Share Data:					
Basic earnings (loss) per share	$0.22	$(0.02)	$(0.04)	$(1.68)	$0.39
Diluted earnings (loss) per share	$0.22	$(0.02)	$(0.04)	$(1.68)	$0.39
Cash dividends declared per share	$-	$-	$-	$.09	$.24
Weighted number of shares outstanding basic	10,066,679	10,066,679	10,066,679	10,066,679	10,066,679
Weighted number of shares outstanding diluted	10,066,679	10,066,679	10,066,679	10,066,679	10,066,679

Key Operating Ratios

	For the Year Ended December 31,				
	2012	2011	2010	2009	2008
		(restated)	(restated)		
Performance Ratios:					
Return on average assets	0.42%	0.17%	0.14%	(1.54%)	0.43%
Return on average equity	3.50%	1.47%	1.31%	(13.13%)	4.03%
Dividend payout ratio	-%	-%	-%	(5.36%)	61.54%
Net interest margin	3.33%	3.39%	3.40%	2.90%	3.16%
Interest rate spread	3.27%	3.34%	3.36%	2.64%	2.81%
Non-interest expense to average assets	2.69%	2.56%	2.52%	2.32%	1.79%
Efficiency ratio*	66.00%	59.32%	58.14%	61.77%	51.64%
Asset Quality Ratios:					
Average equity to average assets	12.11%	11.27%	10.59%	11.76%	10.55%
Nonperforming assets to total assets at end of period	5.74%	5.70%	6.97%	8.51%	6.19%
Nonperforming loans to total gross loans at end of period	5.37%	4.23%	5.50%	6.71%	5.63%
Allowance for loan losses to net loans at end of period	2.68%	3.74%	3.83%	4.24%	1.65%
Allowance for loan losses to nonperforming loans at end of period	46.61%	82.52%	64.71%	57.05%	27.03%

* The efficiency ratio is non-interest expenses as a percentage of net interest income plus non-interest income.

Average Balance Sheet

The following table contains for the periods indicated information regarding the total dollar amounts of interest income from interest-earning assets and the resulting average yields, the total dollar amount of interest expense on interest-bearing liabilities and the resulting average costs, net interest income, and the net yield on interest-earning assets.

	Year Ended December 31,								
	2012			2011			2010		
	Average Volume	Interest	Yield/Cost	Average Volume	Interest	Yield/Cost	Average Volume	Interest	Yield/Cost
	(dollars in thousands)								
ASSETS									
Loans (1)	$692,831	$38,140	5.50%	$753,926	$43,675	5.79%	$823,410	$49,154	5.97%
Investments (2)	37,084	642	1.73%	36,501	584	1.60%	16,422	223	1.36%
Mortgage-backed securities	630	30	4.76%	752	33	4.43%	1,022	22	2.15%
Other interest-earning assets (3)	66,334	245	0.37%	62,003	209	0.34%	46,383	134	0.29%
Total interest-earning assets	796,879	39,057	4.90%	853,182	44,501	5.22%	887,237	49,533	5.58%
Non-interest earning assets	81,860			85,712			90,240		
Total Assets	$878,739			$938,894			$977,477		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Savings and checking deposits	$273,817	1,097	0.40%	$284,808	1,894	0.66%	$288,263	3,439	1.19%
Certificates of deposits	354,495	6,444	1.82%	405,147	8,511	2.10%	434,144	10,296	2.37%
Borrowings	139,119	4,961	3.57%	139,119	5,182	3.72%	147,311	5,594	3.80%
Total interest-bearing liabilities	767,431	12,502	1.63%	829,074	15,587	1.88%	869,718	19,329	2.22%
Non-interest bearing liabilities	4,909			4,039			4,246		
Stockholders' equity	106,399			105,781			103,513		
Total liabilities and stockholders' equity	$878,739			$938,894			$977,477		
Net interest income and Interest rate spread		$26,555	3.27%		$28,914	3.34%		$30,204	3.36%
Net interest margin			3.33%			3.39%			3.40%
Average interest-earning assets to average interest-bearing liabilities			103.84%			102.91%			102.01%

(1) Non-accrual loans are included in the average balances and in the computation of yields.

(2) Bancorp does not have any tax-exempt investment securities.

(3) Other interest earning assets include interest bearing deposits in other banks, federal funds, and FHLB stock investments.

Rate Volume Table

	Year ended December 31, 2012 vs. Year ended December 31, 2011			Year ended December 31, 2011 vs. Year ended December 31, 2010		
	Total	Changes Due to		Total	Changes Due to	
	Change	Volume (1)	Rate (1)	Change	Volume (1)	Rate (1)
	(dollars in thousands)					
Interest-earning assets						
Loans	$(5,535)	$(3,363)	$(2,172)	$(5,479)	$(4,148)	$(1,331)
Investments	58	9	49	361	273	88
Mortgage-backed securities	(3)	(6)	3	11	(6)	17
Other interest-earning assets	36	15	21	75	45	30
Total interest income	(5,444)	(3,345)	(2,099)	(5,032)	(3,836)	(1,196)
Interest-bearing liabilities						
Savings and checking deposits	(797)	(73)	(724)	(1,783)	(47)	(1,736)
Certificates of deposits	(2,067)	(1,064)	(1,003)	(1,547)	(655)	(892)
Borrowings	(221)	-	(221)	(412)	(311)	(101)
Total interest expense	(3,085)	(1,137)	(1,948)	(3,742)	(1,013)	(2,729)
Net change in net interest income	$(2,359)	$(2,208)	$(151)	$(1,290)	$(2,823)	$1,533

(1) Changes in interest income/expense not arising from volume or rate variances are allocated proportionately to rate and volume.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Bancorp has restated its consolidated financial statements for fiscal years 2010 and 2011 contained in Bancorp's Annual Reports on Form 10-K for those years, and unaudited interim consolidated financial statements contained in Bancorp's Quarterly Reports on Form 10-Q for each of the quarters ended March 31, 2010, 2011 and 2012, June 30, 2010, 2011 and 2012, and September 30, 2010, 2011 and 2012 to correct the method used to amortize a three year prepayment made in 2009 for Bancorp's FDIC risk-based insurance assessment. In 2009, Bancorp paid an estimated assessment in advance for fiscal years 2010, 2011 and 2012 based on the level of net assets as of June 30, 2009, and began expensing the prepayment evenly over the three year period covered by the prepayment. Management determined that this method of amortization was incorrect and that it should have amortized the prepayment based on the actual reduced level of net assets over that period. This error was discovered by management during the course of its preparation of the 2012 year-end financial statements and audit. For more information, see "Explanatory Note Regarding Restatement" above and Note 2 – Restatement of Financial Statements in the accompanying consolidated financial statements. For information regarding the restated quarterly financial data for Bancorp for each of the quarters in the 2012, 2011 and 2010 fiscal years, see Note 19 to the accompanying consolidated financial statements.

Bancorp provides a wide range of personal and commercial banking services. Personal services include various lending services as well as deposit products such as checking accounts, individual retirement accounts, money market accounts, and savings and time deposit accounts. Commercial services include commercial secured and unsecured lending services as well as business internet banking, corporate cash management services and deposit services. Bancorp also provides ATMs, debit cards, internet banking including on-line bill pay, mortgage lending, safe deposit boxes, and telephone banking, among other products and services.

Bancorp has experienced improved earnings from those experienced during the second half of 2008 and all of 2009 as it continues to see some improvement in the national and local economic environment. Management believes that Bancorp's 2012, 2011 and 2010 results, while significantly better than 2009, do not mean that it will not continue to experience the challenges it and many other financial institutions faced in 2008 and 2009 as a result of the economic recession. Those challenges, including increased loan delinquencies and a decrease in the demand for certain loan products including construction, development, and land acquisition loans, continue to show signs of improvement from 2008 and 2009. However, continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the recession, including job losses and other factors, have continued to affect Bancorp's borrowers. Management believes that this economic deterioration has continued to be stable in 2012 since having stabilized somewhat in 2010 which has resulted in stabilization in loan delinquencies from 2009 levels. While the interest rate spread between Bancorp's cost of funds and what it earns on loans has increased from 2009 levels, competition for new loans and deposits remains strong. The slight decrease in interest rate spread in 2012 compared to 2011 was caused in part by the decrease in interest rates earned on loans outpacing the decrease in interest rates paid on deposits and other borrowings.

Bancorp's total loan portfolio has decreased from 2011 and Bancorp has experienced a modest decrease in loan delinquencies, which resulted in the allowance for loan losses decreasing from 2011. The decrease in the allowance was primarily due to $4.4 million charge offs of impaired collateral dependent loans. Bancorp has seen a decrease in the level of foreclosed real estate expenses in 2012 as compared to 2011 due to fewer loans going to foreclosure.

Bancorp expects to experience continued improvement in market conditions in 2013, as the effects of the economic downturn continue to improve and as the employment environment in its market improves. However, if interest rates increase, demand for borrowing may remain low and Bancorp's interest rate spread could decrease. Bancorp will continue to manage loan and deposit pricing against the risks of rising costs of its deposits and borrowings. Interest rates are outside the control of Bancorp, so it must attempt to balance its pricing and duration of its loan portfolio against the risks of rising costs of its deposits and borrowings.

The continued success and attraction of Anne Arundel County, Maryland, and vicinity, will also be important to Bancorp's ability to originate and grow its mortgage loans and deposits, as will Bancorp's continued focus on maintaining a low overhead.

If the volatility in the market and the economy continues or worsens, our business, financial condition, results of operations, access to funds and the price of our stock could be materially and adversely impacted.

On November 23, 2009, Bancorp and the Bank each entered into a supervisory agreement with the OTS which primarily addressed the issues identified in the OTS' reports of examination of Bancorp's and the Bank's operations and financial condition in 2009. The Bank's supervisory agreement is now enforced by the OCC and Bancorp's by FRB. See "Item 1. Business – Supervisory Agreements" for more information.

Critical Accounting Policies and Recent Accounting Pronouncements

Bancorp's significant accounting policies and recent accounting pronouncements are set forth in Note 1 of the consolidated financial statements which are included elsewhere in this Form 10-K. Of these significant accounting policies, Bancorp considers the policies regarding the allowance for loan losses and valuation of foreclosed real estate to be its most critical accounting policies, given the uncertainty in evaluating the level of the allowance required to cover credit losses inherent in the loan portfolio and the material effect that such judgments can have on the results of operations. In addition, changes in economic conditions can have a significant impact on real estate values of underlying collateral affecting the allowance for loan losses and therefore the provision for loan losses and results of operations as well as the valuation of foreclosed real estate. Bancorp has developed policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to its loan portfolio. Bancorp's assessments may be impacted in future periods by changes in economic conditions, the impact of regulatory examinations, and the discovery of information with respect to borrowers that is not known to management at the time of the issuance of the consolidated financial statements.

Financial Condition

Total assets decreased by $49,045,000, or 5.4%, at December 31, 2012 to $852,118,000, compared to the restated amount of $901,163,000 at December 31, 2011. The following discusses the material changes between the December 31, 2012 and 2011 statements of financial condition.

Cash

Cash and cash equivalents increased by $6,002,000, or 6.9%, at December 31, 2012 to $93,392,000, compared to $87,390,000 at December 31, 2011. This increase was primarily due to management's decision to increase liquidity to offset any potential decreases in customer deposits due to the low interest rate environment. This was achieved by retaining more customer deposits than necessary given the lower loan demand and loan payoffs.

Investments

Investment securities held to maturity decreased by $6,291,000, or 15.6%, at December 31, 2012 to $34,066,000, compared to $40,357,000 at December 31, 2011. This decrease was primarily due to management's decision to not purchase US Treasury and agency securities to replace securities which matured in 2012.

Loans

Loans Held For Sale. Loans held for sale increased by $6,988,000, or 169.3% at December 31, 2012 to $11,116,000, compared to $4,128,000 at December 31, 2011. This increase was primarily due to the increased volume of loans originated to be sold and to the timing of loans pending sale as of December 31, 2012 compared to as of December 31, 2011.

Loans Receivable. Total loans receivable, net decreased by $41,594,000, or 6.0% at December 31, 2012, to $651,709,000, compared to $693,303,000 at December 31, 2011. The decrease in the loan portfolio was a result of decreased loan demand from the economic slowdown. In addition, the allowance for loan losses decreased by $8,460,000, or 32.6%, at December 31, 2012 to $17,478,000, compared to $25,938,000 at December 31, 2011. The decrease in the allowance was primarily due to $4.4 million charge offs of impaired collateral dependent loans and a decrease in loans receivable and an improvement in loan delinquencies.

Foreclosed Real Estate

Foreclosed real estate decreased by $8,491,000, or 42.6%, at December 31, 2012 to $11,441,000, compared to $19,932,000 at December 31, 2011. This decrease was primarily due to foreclosed properties being sold and additional write downs taken partially offset by new loan foreclosures.

Premises and Equipment

Premises and equipment decreased by $770,000, or 2.8%, at December 31, 2012 to $26,448,000, compared to $27,218,000 at December 31, 2011. This decrease was primarily due to the annual depreciation of the premises and equipment with minimal new fixed assets added throughout 2012.

Other Assets

Other assets decreased by $4,466,000, or 20.4%, at December 31, 2012 to $17,426,000, compared to the restated amount of $21,892,000 at December 31, 2011. This decrease was primarily due to decreases in net deferred income taxes of $2,204,000 and accrued interest receivable of $910,000 in 2012.

Liabilities

Deposits. Total deposits decreased by $53,363,000, or 8.2%, at December 31, 2012 to $599,394,000, compared to $652,757,000 at December 31, 2011. This decrease was primarily attributable to decreases in certificates of deposits of $64,148,000 and passbooks of $12,897,000 partially offset by increases in NOW accounts of $15,486,000 due to management's decision to actively promote its demand deposits.

FHLB-Atlanta Advances. FHLB-Atlanta advances at December 31, 2012 were $115,000,000, which was unchanged from December 31, 2011. There were no contractual advance payoffs scheduled during 2012 and no additional advances were needed as cash increased during the year from the proceeds from loan payoffs.

During the third quarter 2012, the Bank restructured a portion of its FHLB Atlanta borrowings by repaying $65 million of existing advances and replacing them with $65 million of lower cost advances. The transaction resulted in $5.3 million in prepayment penalties that were deferred and will be recognized in interest expense through yield adjustments on the new borrowings in future periods. The existing borrowings had an average cost of 3.87%. The new borrowings had an average cost of 2.72% including the deferred adjustment. The relevant accounting treatment for this transaction was provided in ASC 470-50. This transaction was executed as an earnings strategy.

Junior Subordinated Debt Securities Due 2035. As of December 31, 2012, Bancorp had outstanding approximately $20,619,000 principal amount of Junior Subordinated Debt Securities Due 2035 (the "2035 Debentures"). The 2035 Debentures were issued pursuant to an Indenture dated as of December 17, 2004 (the "2035 Indenture") between Bancorp and Wells Fargo Bank, National Association as Trustee. The 2035 Debentures pay interest quarterly at a floating rate of interest of 3-month LIBOR (0.34% December 31, 2012) plus 200 basis points, and mature on January 7, 2035. Payments of principal, interest, premium and other amounts under the 2035 Debentures are subordinated and junior in right of payment to the prior payment in full of all senior indebtedness of Bancorp, as defined in the 2035 Indenture. The 2035 Debentures became redeemable, in whole or in part, by Bancorp on January 7, 2010.

The 2035 Debentures were issued and sold to Severn Capital Trust I (the "Trust"), of which 100% of the common equity is owned by Bancorp. The Trust was formed for the purpose of issuing corporation-obligated mandatorily redeemable Capital Securities ("Capital Securities") to third-party investors and using the proceeds from the sale of such Capital Securities to purchase the 2035 Debentures. The 2035 Debentures held by the Trust are the sole assets of the Trust. Distributions on the Capital Securities issued by the Trust are payable quarterly at a rate per annum equal to the interest rate being earned by the Trust on the 2035 Debentures. The Capital Securities are subject to mandatory redemption, in whole or in part, upon repayment of the 2035 Debentures. Bancorp has entered into an agreement which, taken collectively, fully and unconditionally guarantees the Capital Securities subject to the terms of the guarantee.

Subordinated Notes and Series A Preferred Stock. On November 15, 2008, Bancorp completed a private placement offering consisting of a total of 70 units, at an offering price of $100,000 per unit, for gross proceeds of $7,000,000. Each unit consists of 6,250 shares of Bancorp's Series A 8.0% Non-Cumulative Convertible Preferred Stock and Bancorp's Subordinated Note in the original principal amount of $50,000. The Subordinated Notes earn interest at an annual rate of 8.0%, payable quarterly in arrears on the last day of March, June, September and December commencing December 31, 2008. The Subordinated Notes are redeemable in whole or in part at the option of Bancorp at any time beginning on December 31, 2009 until maturity, which is December 31, 2018. As permitted under the terms of the Subordinated Notes, Bancorp has deferred three interest payments on the Subordinated Notes. As of December 31, 2012, the cumulative amount of interest in arrears not paid, including interest on unpaid interest, was $381,000.

Troubled Asset Relief Program. On November 21, 2008, Bancorp closed on an agreement with the United States Department of the Treasury ("Treasury"), pursuant to which Bancorp issued and sold (i) 23,393 shares of its Series B Fixed Rate Cumulative Perpetual Preferred Stock, par value $0.01 per share and liquidation preference $1,000 per share, (the "Series B Preferred Stock") and (ii) a warrant (the "Warrant") to purchase 556,976 shares of Bancorp's common stock, par value $0.01 per share, for an aggregate purchase price of $23,393,000.

The Series B Preferred Stock qualifies as Tier 1 capital and will pay cumulative compounding dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Series B Preferred Stock may be redeemed by Bancorp.

The Series B Preferred Stock has no maturity date and ranks pari passu with Bancorp's existing Series A Preferred Stock, in terms of dividend payments and distributions upon liquidation, dissolution and winding up of Bancorp.

The Series B Preferred Stock is non-voting, other than class voting rights on certain matters that could adversely affect the Series B Preferred Stock. If dividends on the Series B Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more, whether consecutive or not, Bancorp's authorized number of directors will be automatically increased by two and the holders of the Series B Preferred Stock, voting together with holders of any then outstanding voting parity stock, will have the right to elect those directors at Bancorp's next annual meeting of stockholders or at a special meeting of stockholders called for that purpose. These preferred share directors will be elected annually and serve until all accrued and unpaid dividends on the Series B Preferred Stock have been paid.

The Warrant has a 10-year term and is immediately exercisable at an exercise price of $6.30 per share of Common Stock. The exercise price and number of shares subject to the Warrant are both subject to anti-dilution adjustments. Pursuant to the Purchase Agreement, Treasury has agreed not to exercise voting power with respect to any shares of Common Stock issued upon exercise of the Warrant.

Off-Balance Sheet Arrangements. Bancorp has certain outstanding commitments and obligations that could impact Bancorp's financial condition, liquidity, revenues or expenses. These commitments and obligations include standby letters of credit, home equity lines of credit, loan commitments, lines of credit, and loans sold and serviced with limited repurchase provisions.

Standby letters of credit, which are obligations of Bancorp to guarantee performance of borrowers to governmental entities, increased $990,000, or 6.5%, as of December 31, 2012 to $16,309,000, compared to $15,319,000 as of December 31, 2011. In 2012, Bancorp experienced an increase in demand from its borrowers for letter of credit requirements.

Unadvanced construction loans decreased $2,416,000, or 13.4%, as of December 31, 2012 to $15,598,000, compared to $18,014,000 as of December 31, 2011. This decrease was primarily the result of the funding of existing construction loan obligations outpacing new construction loan originations.

Home equity lines of credit decreased $1,598,000, or 10.9%, as of December 31, 2012 to $13,025,000, compared to $14,623,000 as of December 31, 2011. This decrease was primarily due to lower customer demand for home equity loans in 2012. Home equity lines of credit allow the borrowers to draw funds up to a specified loan amount, from time to time. Bancorp's management believes it has sufficient liquidity resources to have the funding available as these borrowers draw on these loans.

Mortgage loan commitments increased $12,542,000, or 1,184.3%, as of December 31, 2012 to $13,601,000, compared to $1,059,000 as of December 31, 2011. This increase was primarily due to the timing of loan commitments booked at year end. Loan commitments are obligations of Bancorp to provide loans, and such commitments are made in the usual course of business.

Lines of credit, which are obligations of Bancorp to fund loans made to certain borrowers, decreased $45,000, or 0.1%, to $31,480,000 as of December 31, 2012, compared to $31,525,000 as of December 31, 2011. The decrease was a result of slightly lower demand for this type of loan product during 2012. Bancorp's management believes it has sufficient liquidity resources to have the funding available as these borrowers draw on these loans.

Loans sold and serviced with limited repurchase provisions increased $14,033,000, or 79.9% as of December 31, 2012 to $31,591,000, compared to $17,558,000 as of December 31, 2011. This increase was the result of a greater volume of loans sold in the secondary market in 2012.

Bancorp uses the same credit policies in making commitments and conditional obligations as it does for its on-balance sheet instruments.

Comparison of Results of Operations for the Years Ended December 31, 2012 and 2011.

General. Bancorp's net income for the year ended December 31, 2012 was $3,728,000, or income of $0.22 per share diluted after giving effect to dividends paid on preferred stock and amortization of discount on preferred stock. This compared to net income of $1,552,000, or a loss of $(0.02) per share diluted in 2011. This increase of $2,176,000 was primarily the result of the economic environment Bancorp experienced in 2012 compared to 2011, including an increase in total other income, a decrease in net interest income, a decrease in the provision for loan losses, an increase in mortgage banking activities and an increase in income tax provision.

Net Interest Income. Net interest income (interest earned net of interest charges) decreased $2,359,000, or 8.2%, to $26,555,000 for the year ended December 31, 2012, compared to $28,914,000 for the year ended December 31, 2011. This decrease was primarily due to a decrease in Bancorp's loan volume and to a decrease in the interest rate spread. Bancorp's interest rate spread decreased by 0.07% to 3.27% for the year ended December 31, 2012, compared to 3.34% for the year ended December 31, 2011. This decrease was the result of interest rates earned on Bancorp's loan portfolio decreasing faster than the decrease in interest rates paid on Bancorp's interest bearing liabilities. In addition, Bancorp's non-accrual loans increased from $31,432,000 at December 31, 2011 to $37,495,000 at December 31, 2012. This resulted in $1,964,000 of interest income not recorded on non-accrual loans in 2012, compared to $2,083,000 of unrecorded interest in 2011. Bancorp discontinues the accrual of interest on all non-accrual loans, at which time all previously accrued but uncollected interest is deducted from income. Bancorp is uncertain whether it will be able to further reduce the interest rate paid on its interest bearing liabilities by attracting lower cost deposits, due to the general expectation of continued increased competition for deposit accounts.

Provision for Loan Losses. Bancorp's loan portfolio is subject to varying degrees of credit risk and an allowance for loan losses is maintained to absorb losses inherent in its loan portfolio. Credit risk includes, but is not limited to, the potential for borrower default and the failure of collateral to be worth what the Bank determined it was worth at the time of the granting of the loan. The Bank monitors its loan portfolio loan delinquencies at least as often as monthly. All loans that are delinquent and all loans within the various categories of the Bank's portfolio as a group are evaluated. The Bank's Board, with the advice and recommendation of the Bank's loss mitigation committee, estimates an allowance to be set aside for loan losses. Included in determining the calculation are such factors as historical losses for each loan portfolio, current market value of the loan's underlying collateral, inherent risk contained within the portfolio after considering the state of the general economy, economic trends, consideration of particular risks inherent in different kinds of lending and consideration of known information that may affect loan collectibility. A decrease in the loan loss provision from the beginning of the year to the end of a year is the result after an analysis of the aforementioned factors and applying that rationale to the total portfolio.

The total allowance for loan losses decreased $8,460,000, or 32.6%, to $17,478,000 as of December 31, 2012, compared to $25,938,000 as of December 31, 2011. The decrease in the allowance was due to a modification of the Bank's loan classification and charge off practice to more closely align it to those of other institutions regulated by the OCC which caused the Bank to charge off loans earlier than it previously had done. The classification of loan impairment as "loss" is now based upon a confirmed expectation for loss, rather than simply equating impairment with a "loss" classification by default. For loans primarily secured by real estate, the expectation for loss is generally confirmed when: (a) impairment is identified on a loan individually evaluated in the manner described below and, (b) the loan is presumed to be collateral-dependent such that the source of loan repayment is expected to arise solely from sale of collateral securing the application loan. Impairment identified on non-collateral-dependent loans may or may not be eligible for a "loss" classification depending upon the other salient facts and circumstances that affect the manner and likelihood of loan repayment. However, loan impairment that is classified as "loss" is now charged off against the allowance for loan losses concurrent with that classification rather than deferring the charge off of confirmed losses until they are "realized". During the year ended December 31, 2012, the provision for loan losses was $765,000 compared to $4,612,000 for the year ended December 31, 2011. This decrease of $3,847,000, or 83.4%, was a result of management's decision that less of a provision for loan losses was needed for the level of inherent risk in its portfolio as of December 31, 2012 as compared to December 31, 2011.

Bancorp's total loan portfolio has decreased from 2011. In addition, Bancorp has experienced a modest decrease in loan delinquencies, which contributed to the decision to reduce the provision for loan losses from 2011.

Management believes that Bancorp will continue to experience improvement in the challenges faced by many financial institutions resulting from the slowdown in the economy and real estate markets.

Other Income and Non Interest Expenses. Total other income increased $1,733,000, or 69.0%, to $4,243,000 for 2012 compared to $2,510,000 for 2011.

Revenues from mortgage banking activities increased $1,489,000, or 258.5%, to $2,065,000 for the year ended December 31, 2012, compared to $576,000 for the year ended December 31, 2011. This increase was primarily a result of the market conditions which affected our ability to originate loans to be sold in the secondary market.

Real estate commissions decreased $13,000, or 2.0%, to $644,000 for the year ended December 31, 2012, compared to $657,000 for the year ended December 31, 2011. This decrease was primarily the result of a slight decrease in commercial sales and leasing in 2012 compared to 2011.

Real estate management fees increased $30,000, or 4.8%, to $655,000 for the year ended December 31, 2012, compared to $625,000 for the year ended December 31, 2011. This increase was primarily due to an increase in properties managed in 2012 compared to 2011.

Other non-interest income increased $227,000, or 34.8%, to $879,000 for the year ended December 31, 2012, compared to $652,000 for the year ended December 31, 2011. This increase was primarily due to higher credit report fees partially offset by lower ATM surcharges fees, letter of credit fees, savings charges, and NSF fees.

Total non-interest expense decreased $403,000, or 1.7%, to $23,647,000 for 2012 compared to $24,050,000 for 2011.

Compensation and related expenses increased $1,751,000, or 17.2%, to $11,906,000 for the year ended December 31, 2012, compared to $10,155,000 for the year ended December 31, 2011. This increase was primarily the result of the hiring additional personnel in 2012 and the resulting compensation for these employees in 2012 compared to 2011. As of December 31, 2012, Bancorp had 142 full-time equivalent employees compared to 127 at December 31, 2011.

Occupancy expense decreased $507,000, or 40.7%, to $740,000 for the year ended December 31, 2012, compared to $1,247,000 for the year ended December 31, 2011. This decrease was primarily due to lower maintenance costs incurred at Bancorp's headquarters.

Foreclosed real estate expenses, net decreased $2,090,000, or 38.6%, to $3,319,000 for the year ended December 31, 2012, compared to $5,409,000 for the year ended December 31, 2011. This decrease was primarily due to a decrease in loans foreclosed on, lower write downs taken on foreclosed property and lower expenses associated with the maintenance of foreclosed properties in 2012 compared to 2011.

Legal fees decreased $159,000, or 17.6%, to $746,000 for the year ended December 31, 2012, compared to $905,000 for the year ended December 31, 2011. This decrease was primarily due to a decrease in fees associated with loan foreclosures and loan collections in 2012 compared to 2011.

The FDIC assessment decreased $226,000, or 13.5%, to $1,444,000 for the year ended December 31, 2012, compared to $1,670,000 for the year ended December 31, 2011. This decrease was primarily the result of restating the prepaid risk-based assessment expense charged by the FDIC in 2012 due to a decrease in net assets.

Other non-interest expense increased $828,000, or 17.8%, to $5,492,000 for the year ended December 31, 2012, compared to $4,664,000 for the year ended December 31, 2011. This increase was primarily the result of an increase in credit reports, home refinancing leads, office expense, marketing, advertising and online charges partially offset by lower stock and foreclosure expenses.

Income Taxes. Income taxes increased $1,448,000, to an income tax expense of $2,658,000 compared to income tax expense of $1,210,000 for the year ended December 31, 2011. The effective tax rate for the years ended December 31, 2012 and 2011 was 41.6% and 43.8%, respectively.

Comparison of Results of Operations for the Years Ended December 31, 2011 and 2010.

General. Bancorp's net income for the year ended December 31, 2011 was $1,552,000, or a loss of $(0.02) per share diluted after giving effect to dividends paid on preferred stock and amortization of discount on preferred stock. This compared to net income of $1,359,000, or a loss of $(0.04) per share diluted in 2010. This increase of $193,000 was primarily the result of the economic environment Bancorp experienced in 2011 compared to 2010, including a decrease in net interest income, a decrease in the provision for loan losses, a decrease in income tax provision and a decrease in non-accrual loans.

Net Interest Income. Net interest income (interest earned net of interest charges) decreased $1,290,000, or 4.3%, to $28,914,000 for the year ended December 31, 2011, compared to $30,204,000 for the year ended December 31, 2010. This decrease was primarily due to a decrease in Bancorp's loan volume. Bancorp's interest rate spread decreased by 0.02% to 3.34% for the year ended December 31, 2011, compared to 3.36% for the year ended December 31, 2010. This decrease was the result of interest rates earned on Bancorp's loan portfolio decreasing faster than the decrease in interest rates paid on Bancorp's interest bearing liabilities. In addition, Bancorp's non-accrual loans decreased from $46,164,000 at December 31, 2010 to $31,432,000 at December 31, 2011. This resulted in $2,083,000 of interest income not recorded on non-accrual loans in 2011, compared to $2,306,000 of unrecorded interest in 2010.

Provision for Loan Losses. The total allowance for loan losses decreased $3,933,000, or 13.2%, to $25,938,000 as of December 31, 2011, compared to $29,871,000 as of December 31, 2010. The decrease in the allowance was due to a decrease in loans receivable, an improvement in loan delinquencies and non-accrual loans offset in part by an increase in impaired loans primarily due to a slowdown in foreclosed loans transferred to foreclosed real estate. During the year ended December 31, 2011, the provision for loan losses was $4,612,000 compared to $5,744,000 for the year ended December 31, 2010. This decrease of $1,132,000, or 19.7%, was a result of management's determination that less of a provision for loan losses was needed for the level of inherent risk in its portfolio for the year ended December 31, 2011 as compared to the year ended December 31, 2010.

Other Income and Non-Interest Expenses. Total other income decreased $235,000, or 8.6%, to $2,510,000 for 2011 compared to $2,745,000 for 2010.

Revenues from mortgage banking activities decreased $267,000, or 31.7%, to $576,000 for the year ended December 31, 2011, compared to $843,000 for the year ended December 31, 2010. This decrease was primarily a result of the market conditions which affected our ability to originate loans to be sold in the secondary market.

Real estate commissions increased $63,000, or 10.6%, to $657,000 for the year ended December 31, 2011, compared to $594,000 for the year ended December 31, 2010. This increase was primarily the result of an increase in commercial sales and leasing in 2011 compared to 2010.

Real estate management fees increased $52,000, or 9.1%, to $625,000 for the year ended December 31, 2011, compared to $573,000 for the year ended December 31, 2010. This increase was primarily due to increased fees charged in 2011.

Other non-interest income decreased $83,000, or 11.3%, to $652,000 for the year ended December 31, 2011, compared to $735,000 for the year ended December 31, 2010. This decrease was primarily due to lower credit report and ATM surcharges fees offset by higher letter of credit fees, savings charges, and NSF fees.

Total non-interest expense decreased $624,000, or 2.5%, to $24,050,000 for 2011 compared to $24,674,000 for 2010.

Compensation and related expenses increased $572,000, or 6.0%, to $10,155,000 for the year ended December 31, 2011, compared to $9,583,000 for the year ended December 31, 2010. This increase was primarily the result of the hiring of higher level management and other additional personnel in 2011 and the resulting compensation for these employees in 2011 compared to 2010. As of December 31, 2011, Bancorp had 127 full-time equivalent employees compared to 116 at December 31, 2010.

Occupancy expense decreased $219,000, or 14.9%, to $1,247,000 for the year ended December 31, 2011, compared to $1,466,000 for the year ended December 31, 2010. This decrease was primarily due to lower maintenance costs incurred at Bancorp's headquarters.

Foreclosed real estate expenses, net decreased $109,000, or 2.0%, to $5,409,000 for the year ended December 31, 2011, compared to $5,518,000 for the year ended December 31, 2010. This decrease was primarily due to a decrease in loans foreclosed on, lower write downs taken on foreclosed property and lower expenses associated with the maintenance of foreclosed property in 2011 compared to 2010.

Legal fees decreased $353,000, or 28.1%, to $905,000 for the year ended December 31, 2011, compared to $1,258,000 for the year ended December 31, 2010. This decrease was primarily due to a decrease in fees associated with loan foreclosures and loan collections in 2011 compared to 2010.

The FDIC assessment decreased $278,000, or 14.3%, to $1,670,000 for the year ended December 31, 2011, compared to $1,948,000 for the year ended December 31, 2010. This decrease was primarily the result of restating the prepaid risk-based assessment expense charged by the FDIC in 2011 due to a decrease in net assets.

Other non-interest expense decreased $237,000, or 4.8%, to $4,664,000 for the year ended December 31, 2011, compared to $4,901,000 for the year ended December 31, 2010. This decrease was primarily the result of a decrease in credit reports, office expense, postage and telephone and partially offset by advertising, accounting, contributions, dues and subscriptions, property management fees, on-line charges, bank service charges and savings account losses.

Income Taxes. Income taxes increased $38,000, to an income tax expense of $1,210,000 compared to income tax expense of $1,172,000 for the year ended December 31, 2010. The effective tax rate for the years ended December 31, 2011 and 2010 was 43.8% and 46.3%, respectively.

Liquidity and Capital Resources

In 2012, Bancorp's sources of liquidity were loan repayments, maturing investments, deposits, borrowed funds, and the sale of loans. Bancorp considers core deposits stable funding sources and includes all deposits, except time deposits of $100,000 or more. At December 31, 2012, core deposits equaled 77% of total deposits. The Bank's experience has been that a substantial portion of certificates of deposit renew at time of maturity and remain on deposit with the Bank. Additionally, loan payments, maturities, deposit growth and earnings contributed to Bancorp's flow of funds.

In addition to its ability to generate deposits, Bancorp has external sources of funds, which may be drawn upon when desired. The primary source of external liquidity is an available line of credit with the FHLB-Atlanta. The Bank's credit availability under the FHLB of Atlanta's credit availability program was $171,060,000 at December 31, 2012, of which $115,000,000 was outstanding. The Bank is able to borrow up to 20% of total assets.

The maturities of these long-term advances at December 31, 2012 were as follows (dollars in thousands):

Rate	Amount	Maturity
-%	$ -	2013
-%	-	2014
-%	-	2015
1.81% to 1.83%	15,000	2016
2.43% to 4.05%	70,000	2017
2.580% to 4.00%	50,000	Thereafter
	$115,000	

As of December 31, 2012, Bancorp had outstanding an aggregate of $24,119,000 principal amount of subordinated debt, consisting of the 2035 Debentures and the Subordinated Notes. The 2035 Debentures total $20,619,000, pay interest quarterly at a floating rate of interest of 3-month LIBOR (0.34% December 31, 2012) plus 200 basis points, and mature on January 7, 2035. The Subordinated Notes total $3,500,000 and pay interest at an annual rate of 8.0%, payable quarterly in arrears on the last day of March, June, September and December commencing December 31, 2008. The Subordinated Notes are redeemable in whole or in part at the option of Bancorp at any time beginning on December 31, 2009 until maturity, which is December 31, 2018.

As of December 31, 2012, Bancorp had $13,601,000 outstanding in loan commitments, and unadvanced construction commitments of $15,598,000 which Bancorp expects to fund from the sources of liquidity described above. These amounts do not include undisbursed lines of credit, home equity lines of credit and standby letters of credit, in the aggregate amount of $60,814,000 at December 31, 2012, which Bancorp anticipates it will be able to fund, if required, from these liquidity sources in the regular course of business.

In addition to the foregoing, the payment of dividends is a use of cash, but is not expected to have a material effect on liquidity. As of December 31, 2012, Bancorp had no material commitments for capital expenditures.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Management believes, as of December 31, 2012, that the Bank meets all capital adequacy requirements to which it is subject.

We anticipate that our primary sources of liquidity in fiscal 2013 will be from loan repayments, maturing investments, deposits, borrowed funds, and the sale of loans. We believe that these sources of liquidity will be enough for Bancorp to meet its liquidity needs over the next twelve months. Cash generated from these liquidity sources may be affected by a number of factors. See "Risk Factors" for a discussion of the factors that can negatively impact the amount of cash we could receive.

Contractual Obligations

The following table contains, for the periods indicated, information regarding the financial obligations owing by Bancorp under contractual obligations.

	Payments due by period (dollars in thousands)				
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-term borrowings	$115,000	$-	$-	$85,000	$30,000
Subordinated debentures	24,119	-	-	-	24,119
Operating lease obligations	271	97	174	-	-
Certificates of Deposit	318,955	151,535	123,426	43,994	-
Total	$458,345	$151,632	$123,600	$128,994	$54,119

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Qualitative Information About Market Risk. The principal objective of Bancorp's interest rate risk management is to evaluate the interest rate risk included in balance sheet accounts, determine the level of risks appropriate given Bancorp's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with Bancorp's interest rate risk management policy. Through this management, Bancorp seeks to reduce the vulnerability of its operations to changes in interest rates. The Board of Directors of Bancorp is responsible for reviewing assets/liability policies and interest rate risk position.

The Board of Directors reviews the interest rate risk position on a quarterly basis and, in connection with this review, evaluates Bancorp's business activities and strategies, the effect of those strategies on Bancorp's net interest margin and the effect that changes in interest rates will have on Bancorp's loan portfolio. While continuous movement of interest rates is certain, the extent and timing of these movements is not always predictable. Any movement in interest rates has an effect on Bancorp's profitability. Bancorp faces the risk that rising interest rates could cause the cost of interest bearing liabilities, such as deposits and borrowings, to rise faster than the yield on interest earning assets, such as loans and investments. Bancorp's interest rate spread and interest rate margin may be negatively impacted in a declining interest rate environment even though Bancorp generally borrows at short-term interest rates and lends at longer-term interest rates. This is because loans and other interest earning assets may be prepaid and replaced with lower yielding assets before the supporting interest bearing liabilities reprice downward. Bancorp's interest rate margin may also be negatively impacted in a flat or inverse-yield curve environment. Mortgage origination activity tends to increase when interest rates trend lower and decrease when interest rates rise.

Bancorp's primary strategy to control interest rate risk is to sell substantially all long-term fixed-rate loans in the secondary market. To further control interest rate risk related to its loan portfolio, Bancorp originates construction loans that typically have terms of one year or less. The turnover in construction loan portfolio assists Bancorp in maintaining a reasonable level of interest rate risk.

Quantitative Information About Market Risk. The primary market risk facing Bancorp is interest rate risk. From an enterprise prospective, Bancorp manages this risk by striving to balance its loan origination activities with the interest rate market. Bancorp attempts to maintain a substantial portion of its loan portfolio in short-term loans such as construction loans. This has proven to be an effective hedge against rapid increases in interest rates as the construction loan portfolio reprices rapidly.

The matching of maturity or repricing of interest earning assets and interest bearing liabilities may be analyzed by examining the extent to which these assets and liabilities are interest rate sensitive and by monitoring the Bank's interest rate sensitivity gap. An interest earning asset or interest bearing liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. The difference between rate sensitive assets and rate sensitive liabilities represents the Bank's interest sensitivity gap.

Exposure to interest rate risk is actively monitored by Bancorp's management. Its objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. Bancorp uses the BankersGPS model to monitor its exposure to interest rate risk, which calculates changes in the economic value of equity ("EVE"). The following table represents Bancorp's EVE at December 31, 2012. The EVE was calculated based upon information provided to the OCC.

ECONOMIC VALUE OF EQUITY (EVE)

	Economic Value of Equity		
Change In Rates	$ Amount	$ Change	% Change
+400bp	144,039	18,459	14.7%
+300bp	138,323	12,743	10.1%
+200bp	134,041	8,461	6.7%
+100bp	130,068	4,488	3.6%
0bp	125,580		
-100bp	124,410	(1,170)	(0.9)%
-200bp	123,630	(1,950)	(1.6)%
-300bp	123,544	(2,036)	(1.6)%
-400bp	122,244	(1,336)	(1.1)%

The above table suggests that if interest rates rise 100 bps, Bancorp's market value of equity would increase in value by $4,488,000.

Item 8. Financial Statements and Supplementary Data

Financial statements and supplementary data are included herein at pages F-1 through F-53, and incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures.

Under the supervision and with the participation of Bancorp's management, including its Chief Executive Officer and Chief Financial Officer, Bancorp has evaluated the effectiveness of its disclosure controls and procedures as of December 31, 2012. Disclosure controls and procedures are defined in Rule 13a-15(e) under the Securities Exchange Act as those controls and other procedures of an issuer that are designed to ensure that the information required to be disclosed by the issuer in the reports it files or submits under the Securities Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act is accumulated and communicated to the issuer's management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the period covered by this report, Bancorp's disclosure controls and procedures were not effective because of the material weakness in our internal control over financial reporting discussed below.

Bancorp's management, with the participation of its Chief Executive Officer and Chief Financial Officer, also conducted an evaluation of Bancorp's internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f), to determine whether any changes occurred during the quarter ended December 31, 2012, that have materially affected, or are reasonably likely to materially affect, Bancorp's internal control over financial reporting. Based on that evaluation, there was such a change during the quarter ended December 31, 2012 because of the material weakness in our internal control over financial reporting discussed below.

Management's Report on Internal Control over Financial Reporting

Bancorp is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with accounting principles generally accepted in the United States of America, and as such, include some amounts that are based on management's best estimates and judgments.

Bancorp's management is responsible for establishing and maintaining effective internal control over financial reporting. The system of internal control over financial reporting, as it relates to the consolidated financial statements, is evaluated for effectiveness by management and tested for reliability through a program of internal audits and management testing and review. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management assessed the effectiveness of Bancorp's internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on its assessment, management concluded that as of December 31, 2012, Bancorp's internal control over financial reporting was not effective because of the material weakness described below. A material weakness is a control deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Bancorp's annual or interim financial statements will not be prevented or detected on a timely basis.

In the preparation of Bancorp's December 31, 2012 audited financial statements, management found an error in the method of amortization being used to account for its FDIC prepaid insurance assessment which resulted in a material misstatement for years ended December 31, 2011 and 2010 and quarterly periods in each of 2010, 2011 and 2012. In 2009, Bancorp paid an estimated FDIC insurance assessment in advance for fiscal years 2010, 2011 and 2012 based on the level of net assets as of June 30, 2009, and began expensing the prepayment evenly over the three year period covered by the prepayment. During the course of the preparation of the 2012 year-end financial statements and audit, management determined that this method of amortization was incorrect and that Bancorp should have amortized the prepayment based on the actual reduced level of net assets over that period. Accordingly, management has determined that this control deficiency constituted a material weakness. Management has corrected the error and restated prior year financial statements and related information for those periods within this Annual Report on Form 10-K.

This Annual Report does not include an attestation report of Bancorp's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by Bancorp's registered public accounting firm pursuant to a provision of the Dodd-Frank Act which eliminates such requirement for "smaller reporting companies", as defined in SEC regulations.

Changes in Internal Control over Financial Reporting

Management will recommend to the Audit Committee of the Company's Board of Directors certain actions to remediate the material weakness in its internal controls over financial reporting that include (i) the addition of more experienced accounting staff at Bancorp, (ii) a formal training program for all accounting and finance personnel, so that they remain current with accounting rules, regulations and trends, (iii) a thorough review of the finance and accounting department to ensure that the areas of responsibilities are properly matched to the staff competencies and that the lines of communication and processes are as effective as possible and (iv) a thorough review of the processes and procedures used in the Bancorp's prepaid expense accounting.

Bancorp's management, with the participation of its Chief Executive Officer and Chief Financial Officer, also conducted an evaluation of Bancorp's internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f), to determine whether any changes occurred during the quarter ended December 31, 2012, that have materially affected, or are reasonably likely to materially affect, Bancorp's internal control over financial reporting. Based on that evaluation, there were no such changes during the quarter ended December 31, 2012.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Bancorp have been detected. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

The executive officers of Bancorp are employees at-will of the Bank. The Board of Directors of the Bank has a Compensation Committee, which determines the compensation of the executive officers of Bancorp. Annually, the Compensation Committee of the Bank's Board of Directors evaluates profiles of comparable financial institutions to assure that the compensation to its executive officers is comparable to its peer group. Other factors used by the Compensation Committee in determining compensation for its executive officers include an assessment of the overall financial condition of the Bank, including an analysis of the Bank's asset quality, interest rate risk exposure, capital position, net income and consistency of earnings. The Bank's return on average assets and return on equity is considered and compared to its peer group. The complexity of the activities of the executive officers are considered, and intangible items are considered such as the reputation and general standing of the Bank within the community and the likelihood of continuing successful and profitable results.

Based on the considerations set forth above, at its meeting on November 6, 2012, the Compensation Committee did not approve bonuses for the Bank's executive officers for fiscal year 2012. In addition, the Compensation Committee decided to not change the annual base salaries of the Bank's executive officers for fiscal year 2013. Therefore, Mr. Hyatt's, Mr. Bevivino's and Mr. Lilly's 2013 base salary will remain at $372,000, $225,000 and $120,000, respectively.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Reference is made to the section captioned "Discussion of Proposals Recommended by the Board - Proposal 1: Election of Directors" in Bancorp's Proxy Statement relating to the 2013 Annual Stockholders Meeting ("Proxy Statement"), and the information contained in item 4.1 of this Form 10-K, for the information required by this Item, which is hereby incorporated by reference.

Reference is made to the section captioned "Section 16(a) Beneficial Ownership Reporting Compliance" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

Bancorp has adopted a code of ethics that applies to its employees, including its chief executive officer, chief financial officer, and persons performing similar functions and directors. A copy of the code of ethics is filed as an exhibit to Bancorp's Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission on March 25, 2004. Bancorp intends to satisfy the disclosure requirement under Item 10 of Form 8-K regarding any future amendments to a provision of its code of ethics by posting such information on Bancorp's website: www.severnbank.com.

Item 11. Executive Compensation

Reference is made to the section captioned "Executive and Director Compensation" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Reference is made to the section captioned "Stock Ownership," in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference. The following table provides certain information as of December 31, 2012 with respect to Bancorp's equity based compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plan approved by security holders	81,000	$4.23	541,501
Equity compensation plans not approved by security holders	-	-	-
Total	81,000	$4.23	541,501

Item 13. Certain Relationships and Related Transactions, and Director Independence

Reference is made to the sections captioned "Executive and Director Compensation - Compensation Committee Interlocks and Insider Participation," and "Executive and Director Compensation - Certain Transactions With Related Persons" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

Reference is made to the section captioned "Director Independence" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

Item 14. Principal Accounting Fees and Services

Reference is made to the section captioned "Discussion of Proposals Recommended by the Board – Proposal 2: Ratification of Appointment of Independent Auditor" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following consolidated financial statements of Bancorp and its wholly owned subsidiaries are filed as part of this report:

1. Financial Statements

   - Report of ParenteBeard LLC, independent registered public accounting firm.
   - Consolidated statements of financial condition at December 31, 2012 and December 31, 2011
   - Consolidated statements of operations for the years ended December 31, 2012, 2011, and 2010
   - Consolidated statements of cash flows for the years ended December 31, 2012, 2011, and 2010
   - Consolidated statements of stockholders' equity for the years ended December 31, 2012, 2011 and 2010
   - Notes to consolidated financial statements

2. Financial Statement Schedules
   All financial statement schedules have been omitted, as required information is either inapplicable or included in the consolidated financial statements or related notes.

3. Exhibits
   The following exhibits are filed as part of this report:

Exhibit No.	Description of Exhibit
3.1	Articles of Incorporation of Severn Bancorp, Inc., as amended (1)
3.2	Bylaws of Severn Bancorp, Inc., as amended (2)
4.1	Warrant for Purchase of Shares of Common Stock (3)
10.1+	Stock Option Plan (4)
10.2+	Employee Stock Ownership Plan (5)
10.3+	Form of Common Stock Option Agreement (6)
10.4+	2008 Equity Incentive Plan (7)
10.5+	Form of Subscription Agreement (8)
10.6	Form of Subordinated Note (8)
10.7	Purchase Agreement, dated November 21, 2008, between Bancorp and the United States Department of the Treasury (3)
10.8	Supervisory Agreement dated November 23, 2009 between Severn Savings Bank, FSB and the OTS (9)
10.9	Supervisory Agreement dated November 23, 2009 between Severn Bancorp, Inc. and the OTS (9)
10.10+	Form of Director Option Award (10)
10.11+	Form of Employee Option Award (10)
14	Code of Ethics (11)
21.1	Subsidiaries of Severn Bancorp, Inc.
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of CEO pursuant to Section 302 of Sarbanes-Oxley Act of 2002
31.2	Certification of CFO pursuant to Section 302 of Sarbanes-Oxley Act of 2002
32	Certification of CEO and CFO pursuant to Section 906 of Sarbanes-Oxley Act of 2002
99.1	31 C.F.R. § 30.15 Certification of Principal Executive Officer
99.2	31 C.F.R. § 30.15 Certification of Principal Financial Officer

101	The following financial statements from Severn Bancorp, Inc. Annual Report on Form 10-K as of December 31, 2012, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Financial Condition; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Stockholders' Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to Consolidated Financial Statements. Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

+ Denotes management contract, compensatory plan or arrangement.

(1) Incorporated by reference from Bancorp's Annual Report on Form 10-K for fiscal year ended December 31, 2008 and filed with the Securities and Exchange Commission on March 11, 2009.

(2) Incorporated by reference from Bancorp's Annual Report on Form 10-K for fiscal year ended December 31, 2007 and filed with Securities and Exchange Commission on March 12, 2008.

(3) Incorporated by reference from Bancorp's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 24, 2008.

(4) Incorporated by reference from Bancorp's Annual Report on Form 10-K filed for fiscal year ended December 31, 2004 and with the Securities and Exchange Commission on March 21, 2005.

(5) Incorporated by reference from Bancorp's Registration Statement on Form 10 filed with the Securities and Exchange Commission on June 7, 2002.

(6) Incorporated by reference from Bancorp's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2006.

(7) Incorporated by reference from Bancorp's 2008 Proxy Statement filed with Securities and Exchange Commission on March 12, 2008.

(8) Incorporated by reference from Bancorp's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2008.

(9) Incorporated by reference from Bancorp's Annual Report on Form 10-K for fiscal year ended December 31, 2009 and filed with the Securities and Exchange Commission on March 15, 2010.

(10) Incorporated by reference from Bancorp's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 and filed with the Securities and Exchange Commission on August 13, 2010.

(11) Incorporated by reference from Bancorp's Annual Report on Form 10-K for fiscal year ended December 31, 2003 and filed with the Securities and Exchange Commission on March 25, 2004.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 14, 2013

SEVERN BANCORP, INC.
/s/ Alan J. Hyatt
Alan J. Hyatt
Chairman of the Board, President,
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

March 14, 2013	/s/ Alan J. Hyatt Alan J. Hyatt Chairman of the Board, President, Chief Executive Officer and Director
March 14, 2013	/s/ Stephen W. Lilly Stephen W. Lilly, Senior Vice President, Chief Financial Officer
March 14, 2013	/s/ Konrad M. Wayson Konrad M. Wayson, Director Vice Chairman of the Board
March 14, 2013	/s/ Raymond S. Crosby Raymond S. Crosby, Director
March 14, 2013	/s/ James H. Johnson, Jr. James H. Johnson, Jr., Director
March 14, 2013	/s/ David S. Jones David S. Jones, Director
March 14, 2013	/s/ Eric M. Keitz Eric M. Keitz, Director
March 14, 2013	/s/ John A. Lamon III John A. Lamon III, Director
March 14, 2013	/s/ Albert W. Shields Albert W. Shields, Director
March 14, 2013	/s/ Mary Kathleen Sulick Mary Kathleen Sulick, Director

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Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Severn Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Severn Bancorp, Inc. and Subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Severn Bancorp, Inc. and Subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the 2011 and 2010 financial statements have been restated to correct a material misstatement.

ParenteBeard LLC

Lancaster, Pennsylvania
March 14, 2013

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(dollars in thousands, except per share data)

	December 31,	
	2012	2011
		(restated)
ASSETS		
Cash and due from banks	$52,781	$35,577
Interest bearing deposits in other banks	40,611	40,610
Federal funds sold	-	11,203
Cash and cash equivalents	93,392	87,390
Investment securities held to maturity	34,066	40,357
Loans held for sale	11,116	4,128
Loans receivable, net of allowance for loan losses of $17,478 and $25,938 in 2012 and 2011, respectively	651,709	693,303
Premises and equipment, net	26,448	27,218
Foreclosed real estate	11,441	19,932
Federal Home Loan Bank stock, at cost	6,520	6,943
Accrued interest receivable and other assets	17,426	21,892
Total assets	$852,118	$901,163
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits	$599,394	$652,757
Long-term borrowings	115,000	115,000
Subordinated debentures	24,119	24,119
Accrued interest payable and other liabilities	4,609	2,822
Total Liabilities	743,122	794,698
Stockholders' Equity		
Preferred stock, $0.01 par value, 1,000,000 shares authorized:		
Preferred stock series "A", 437,500 shares issued and outstanding	4	4
Preferred stock series "B", 23,393 shares issued and outstanding	-	-
Common stock, $0.01 par value, 20,000,000 shares authorized; 10,066,679 shares issued and outstanding	101	101
Additional paid-in capital	74,996	74,683
Retained earnings	33,895	31,677
Total stockholders' equity	108,996	106,465
Total liabilities and stockholders' equity	$852,118	$901,163

The accompanying notes to consolidated financial statements are an integral part of these statements.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Years Ended December 31,		
Interest Income	2012	2011	2010
		(restated)	(restated)
Loans, including fees	$38,140	$43,675	$49,154
Securities, taxable	672	617	245
Other	245	209	134
Total interest income	39,057	44,501	49,533
Interest Expense			
Deposits	7,541	10,405	13,735
Long-term borrowings and subordinated debentures	4,961	5,182	5,594
Total interest expense	12,502	15,587	19,329
Net interest income	26,555	28,914	30,204
Provision for loan losses	765	4,612	5,744
Net interest income after provision for loan losses	25,790	24,302	24,460
Other Income			
Mortgage banking activities	2,065	576	843
Real estate commissions	644	657	594
Real estate management fees	655	625	573
Other	879	652	735
Total other income	4,243	2,510	2,745
Non-Interest Expenses			
Compensation and related expenses	11,906	10,155	9,583
Occupancy	740	1,247	1,466
Foreclosed real estate expenses, net	3,319	5,409	5,518
Legal	746	905	1,258
FDIC assessments and regulatory expense	1,444	1,670	1,948
Other	5,492	4,664	4,901
Total non-interest expenses	23,647	24,050	24,674
Income before income tax provision	6,386	2,762	2,531
Income tax provision	2,658	1,210	1,172
Net income	$3,728	$1,552	$1,359
Amortization of discount on preferred stock	270	270	270
Dividends on preferred stock	1,240	1,450	1,450
Net income (loss) available to common stockholders	$2,218	$(168)	$(361)
Basic income (loss) per share	$0.22	$(0.02)	$(0.04)
Diluted income (loss) per share	$0.22	$(0.02)	$(0.04)

The accompanying notes to consolidated financial statements are an integral part of these statements.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2012, 2011, and 2010
(dollars in thousands, except per share data)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance - December 31, 2009	$ 4	$101	$73,920	$32,206	$106,231
Net Income (restated)	-	-	-	1,359	1,359
Stock-based compensation	-	-	162	-	162
Dividend declared on Series A preferred stock ($.64 per share)	-	-	-	(280)	(280)
Dividend declared on Series B preferred stock	-	-	-	(1,170)	(1,170)
Amortization of discount on preferred stock	-	-	270	(270)	-
Balance - December 31, 2010 (restated)	4	101	74,352	31,845	106,302
Net Income (restated)	-	-	-	1,552	1,552
Stock-based compensation	-	-	61	-	61
Dividend declared on Series A preferred stock ($.64 per share)	-	-	-	(280)	(280)
Dividend declared on Series B preferred stock	-	-	-	(1,170)	(1,170)
Amortization of discount on preferred stock	-	-	270	(270)	-
Balance - December 31, 2011 (restated)	4	101	74,683	31,677	106,465
Net Income	-	-	-	3,728	3,728
Stock-based compensation	-	-	43	-	43
Dividend declared on Series A preferred stock ($.16 per share)	-	-	-	(70)	(70)
Dividend declared on Series B preferred stock	-	-	-	(1,170)	(1,170)
Amortization of discount on preferred stock	-	-	270	(270)	-
Balance - December 31, 2012	$4	$101	$74,996	$33,895	$108,996

The accompanying notes to consolidated financial statements are an integral part of these statements.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Years Ended December 31,		
	2012	2011	2010
		(restated)	(restated)
Cash Flows from Operating Activities			
Net income	$3,728	$1,552	$1,359
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of deferred loan fees	(1,003)	(1,344)	(1,463)
Net amortization of premiums and discounts	197	170	87
Provision for loan losses	765	4,612	5,744
Provision for depreciation	1,081	1,248	1,238
Provision for foreclosed real estate	3,284	3,562	3,451
Gain on sale of loans	(2,065)	(576)	(843)
(Gain) loss on sale of foreclosed real estate	(701)	639	449
Proceeds from loans sold to others	100,751	43,276	64,916
Loans originated for sale	(105,674)	(43,403)	(62,654)
Stock-based compensation expense	43	61	162
Deferred income tax expense	2,206	1,159	2,160
Decrease in accrued interest receivable and other assets	2,261	2,091	2,688
Increase in accrued interest payable and other liabilities	1,787	275	439
Net cash provided by operating activities	6,660	13,322	17,733
Cash Flows from Investing Activities			
Purchase of investment securities held to maturity	(1,045)	(21,530)	(21,394)
Proceeds from maturing investment securities held to maturity	7,000	8,000	2,000
Principal collected on mortgage-backed securities held to maturity	139	314	27
Net decrease in loans	28,583	66,071	6,879
Proceeds from sale of foreclosed real estate	19,530	13,619	21,286
Investment in foreclosed real estate	(374)	(502)	(430)
Investment in premises and equipment	(311)	(139)	(461)
Redemption of FHLB stock	423	749	917
Net cash provided by investing activities	53,945	66,582	8,824

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(dollars in thousands)

	Years Ended December 31,		
	2012	2011 (restated)	2010 (restated)
Cash Flows from Financing Activities			
Net (decrease) increase in deposits	$(53,363)	$(62,019)	$4,447
Repayment of borrowed funds, long-term	-	-	(10,000)
Series "A" preferred stock dividend paid	(70)	(280)	(280)
Series "B" preferred stock dividend paid	(293)	(1,170)	(1,170)
Series "B" preferred stock dividend declared not paid	(877)	-	-
Net cash used in financing activities	(54,603)	(63,469)	(7,003)
Increase in cash and cash equivalents	6,002	16,435	19,554
Cash and cash equivalents at beginning of year	87,390	70,955	51,401
Cash and cash equivalents at end of year	$93,392	$87,390	$70,955
Supplemental disclosure of cash flows information:			
Cash paid during year for:			
Interest	$12,355	$15,582	$19,395
Income taxes	$2	$476	$-
Transfer of net loans to foreclosed real estate	$13,248	$16,295	$24,137

The accompanying notes to consolidated financial statements are an integral part of these statements.

Note 1 - Summary of Significant Accounting Policies

A. **Principles of Consolidation** - The consolidated financial statements include the accounts of Severn Bancorp, Inc. ("Bancorp"), and its wholly-owned subsidiaries, SBI Mortgage Company and SBI Mortgage Company's subsidiary, Crownsville Development Corporation, and its subsidiary, Crownsville Holdings I, LLC, and Severn Savings Bank, FSB (the "Bank"), and the Bank's subsidiaries, Louis Hyatt, Inc., Homeowners Title and Escrow Corporation, Severn Financial Services Corporation, SSB Realty Holdings, LLC, SSB Realty Holdings II, LLC, and HS West, LLC. All intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements.

Amounts in the prior year's consolidated financial statements have been reclassified whenever necessary to conform to the current year's presentation. Such reclassifications had no impact on net income.

B. **Business** - The Bank's primary business activity is the acceptance of deposits from the general public and the use of the proceeds for investments and loan originations. The Bank is subject to competition from other financial institutions. In addition, the Bank is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

Bancorp has no reportable segments. Management does not separately allocate expenses, including the cost of funding loan demand, between the retail and real estate operations of Bancorp. As such, discrete financial information is not available and segment reporting would not be meaningful.

C. **Estimates** - The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the fair value of foreclosed real estate, the evaluation of other than temporary impairment of investment securities and the valuation allowance of deferred tax assets.

D. **Investment Securities Held to Maturity** – Investment securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of held to maturity securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer and (3) determines if the Bank does not intend to sell the security before recovery of its amortized cost.

Note 1 - Summary of Significant Accounting Policies - Continued

E. **Federal Home Loan Bank Stock** – Federal Home Loan Bank of Atlanta (the "FHLB") stock is an equity interest in the FHLB, which does not have a readily determinable fair value for purposes of generally accepted accounting principles, because its ownership is restricted and it lacks a market. FHLB stock can be sold back only at par value of $100 per share and only to the FHLB or another member institution. As of December 31, 2012 and 2011, the Bank owned shares totaling $6,520,000 and $6,943,000, respectively.

The Bank evaluated the FHLB stock for impairment in accordance with generally accepted accounting principles. The Bank's determination of whether this investment is impaired is based on an assessment of the ultimate recoverability of its cost rather than by recognizing temporary declines in value. The determination of whether a decline in value affects the ultimate recoverability of its cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, (3) the impact of legislative and regulatory changes on institutions and accordingly on the customer base of the FHLB, and (4) the liquidity position of the FHLB. Management has evaluated the FHLB stock for impairment and believes that no impairment charge is necessary as of December 31, 2012.

F. **Loans Held for Sale** - Loans held for sale are carried at lower of cost or market value in the aggregate based on investor quotes. Net unrealized losses are recognized through a valuation allowance by charges to income. Mortgage loans held for sale are sold either with the mortgage servicing rights released or retained by the Bank. Gains and losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold. Mortgage servicing rights are not material as of December 31, 2012.

G. **Loans** - Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

Residential lending is generally considered to involve less risk than other forms of lending, although payment experience on these loans is dependent to some extent on economic and market conditions in the Bank's lending area. Multifamily residential, commercial, construction and other loan repayments are generally dependent on the operations of the related properties or the financial condition of its borrower or guarantor. Accordingly, repayment of such loans can be more susceptible to adverse conditions in the real estate market and the regional economy.

A substantial portion of the Bank's loans receivable is mortgage loans secured by residential and commercial real estate properties located in the State of Maryland. Loans are extended only after evaluation by management of customers' creditworthiness and other relevant factors on a case-by-case basis. The Bank generally does not lend more than 80% of the appraised value of a property and requires private mortgage insurance on residential mortgages with loan-to-value ratios in excess of 80%.

Note 1 - Summary of Significant Accounting Policies – Continued

In addition, the Bank generally obtains personal guarantees of repayment from borrowers and/or others for construction, commercial and multifamily residential loans and disburses the proceeds of construction and similar loans only as work progresses on the related projects.

The accrual of interest on loans is discontinued at the time the loan is 90 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued in the current year, but not collected for loans that are placed on non-accrual or charged-off, is reversed against interest income. Any interest accrued in prior years for loans that are placed on non-accrual or charged-off is charged against the allowance for loan losses. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

H. **Allowance for Loan Losses -** An allowance for loan losses is provided through charges to income in an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectability of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Determining the amount of the allowance for loan losses requires the use of estimates and assumptions, which is permitted under generally accepted accounting principles. Actual results could differ significantly from those estimates. Management believes the allowance for losses on loans is adequate. While management uses available information to estimate losses on loans, future additions to the allowances may be necessary based on changes in economic conditions, particularly in the State of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. When a real estate secured loan becomes impaired, a decision is made as to whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

For loans secured by non-real estate collateral, such as accounts receivable, inventory and equipment, estimated fair values are determined based on the borrower's financial statements, inventory reports, accounts receivable aging or equipment appraisals or invoices. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets.

Note 1 - Summary of Significant Accounting Policies - Continued

For such loans that are classified as impaired, an allowance is established when the current market value of the underlying collateral less its estimated disposal costs is lower than the carrying value of that loan. For loans that are not solely collateral dependent, an allowance is established when the present value of the expected future cash flows of the impaired loan is lower than the carrying value of that loan. The general component relates to loans that are classified as doubtful, substandard or special mention that are not considered impaired, as well as non-classified loans. The general reserve is based on historical loss experience adjusted for qualitative factors. These qualitative factors include:

- Levels and trends in delinquencies and nonaccruals;
- Inherent risk in the loan portfolio;
- Trends in volume and terms of the loan;
- Effects of any change in lending policies and procedures;
- Experience, ability and depth of management;
- National and local economic trends and conditions; and
- Effect of any changes in concentration of credit.

A loan is generally considered impaired if it meets either of the following two criteria:

- Loans that are 90 days or more in arrears (nonaccrual loans); or
- Loans where, based on current information and events, it is probable that a borrower will be unable to pay all amounts due according to the contractual terms of the loan agreement.

Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans classified special mention have potential weaknesses that deserve management's close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass.

Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Note 1 - Summary of Significant Accounting Policies – Continued

I. **Foreclosed Real Estate -** Real estate acquired through or in the process of foreclosure is recorded at fair value less estimated disposal costs. Management periodically evaluates the recoverability of the carrying value of the real estate acquired through foreclosure using estimates as described under the caption "Allowance for Loan Losses". In the event of a subsequent decline, management provides a specific reserve to reduce real estate acquired through foreclosure to fair value less estimated disposal cost. Expenses incurred on foreclosed real estate prior to disposition are charged to expense. Gains or losses on the sale of foreclosed real estate are recognized upon disposition of the property.

J. **Transfers of Financial Assets –** Transfers of financial assets, including loan and loan participation sales, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from Bancorp, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) Bancorp does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return the specific assets.

K. **Premises and Equipment -** Premises and equipment are carried at cost less accumulated depreciation. Depreciation and amortization of premises and equipment is accumulated by the use of the straight-line method over the estimated useful lives of the assets. Additions and improvements are capitalized, and charges for repairs and maintenance are expensed when incurred. The related cost and accumulated depreciation are eliminated from the accounts when an asset is sold or retired and the resultant gain or loss is credited or charged to income.

L. **Statement of Cash Flows -** In the statement of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, Federal Home Loan Bank of Atlanta overnight deposits, and federal funds sold. Generally, federal funds are sold for one day periods.

M. **Income Taxes -** Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that it is more likely than not that such amount will be realized based on consideration of available evidence.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that current available evidence about the future raises doubt about the likelihood of a deferred tax asset being realized, a valuation allowance is established. The judgment about the level of future taxable income is inherently subjective and is reviewed on a continual basis as regulatory and business factors change.

Bancorp recognizes interest and penalties on income taxes as a component of income tax expense.

Note 1 - Summary of Significant Accounting Policies – Continued

N. **Earnings Per Share -** Basic earnings (loss) per share of common stock for the years ended December 31, 2012, 2011 and 2010 is computed by dividing net income (loss) available to common stockholders by 10,066,679, the weighted average number of shares of common stock outstanding for each year. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by Bancorp relate to outstanding stock options, warrants, and convertible preferred stock, and are determined using the treasury stock method. Diluted earnings per share of common stock for the years ended December 31, 2012, 2011 and 2010, is computed by dividing net income (loss) for each year by 10,066,679, the weighted average number of diluted shares of common stock for each year.

O. **Advertising Cost -** Advertising cost is expensed as incurred and totaled $626,000, $510,000 and $422,000 for the years ended December 31, 2012, 2011, and 2010, respectively.

P. **Troubled Debt Restructuring** – Loans whose terms are classified as troubled debt restructurings if the Bancorp grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring may be modified by means of extending the maturity date of the loan, reducing the interest rate on the loan to a rate below market, a combination of rate adjustments and maturity extensions, or by other means including covenant modifications, forbearances or other concessions.

Q. **Significant Group Concentrations of Credit Risk** – Most of Bancorp's activities are with customers located in Anne Arundel County, Maryland and nearby areas. Note 3 of the Notes to Consolidated Financial Statements discusses the types of securities that Bancorp currently invests in. Note 4 discusses the types of lending that Bancorp engages in. Although Bancorp intends to have a diversified loan portfolio, it debtors' ability to honor their contracts will be influenced by the region's economy. Bancorp does not have any significant concentrations to any one customer.

Bancorp's investment portfolio consists principally of obligations of the United States and its agencies. In the opinion of management, there is no concentration of credit risk in its investment portfolio. Bancorp places deposits in correspondent accounts and, on occasion, sells Federal funds to qualified financial institutions. Management believes credit risk associated with correspondent accounts and with Federal funds sold is not significant. Therefore, management believes that these particular practices do not subject Bancorp to unusual credit risk.

R. **Off-Balance Sheet Financial Instruments** – In the ordinary course of business, Bancorp has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the consolidated balance sheet when they are funded.

Note 1 - Summary of Significant Accounting Policies – Continued

S. **Recent Accounting Pronouncements -** In July 2012, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment.* Similar to ASU 2011-08, *Intangibles - Goodwill and Other (Topic 250) - Testing Goodwill for Impairment*, ASU 2012-02 addresses the growing cost and complexity of performing an analysis to evaluate indefinite-lived intangible assets (other than goodwill) for impairment. This ASU introduces qualitative factors which would simplify the analysis if facts and circumstances make it more-likely-than-not that impairment would not exist. Rather than requiring a purely quantitative impairment test, the ASU provides entities with the option to first examine qualitative factors to make this determination. Factors to be considered would include, but are not limited to:

- Increases in interest rates, salaries, or other operating expenses, which would have a negative impact on future earnings or cash flows;
- Recent financial performance and cash flow trends;
- Aspects of the legal and regulatory environment which are expected to impact future cash flows, such as the Dodd-Frank Act;
- Management turnover;
- Economic and industry conditions.

Entities are required by the guidance to consider both positive and negative impacts of such factors before determining whether it is more-likely-than-not (i.e. greater than 50% probability) that the indefinite-lived intangible asset is impaired. It should be noted that the qualitative portion of the analysis is optional for all issuers.

This ASU is effective for impairment tests performed during fiscal years beginning after September 15, 2012, and may be early adopted if the entity's financial statements for the most recent fiscal or interim period have not yet been issued. The application of ASU 2012-02 is not expected to have a material effect on the consolidated financial statements.

T. **Subsequent Events –** Bancorp has evaluated events and transactions occurring subsequent to December 31, 2012, the date of the consolidated statements of financial condition, for items that should potentially be recognized or disclosed in the consolidated financial statements. The evaluation was conducted through the date these consolidated financial statements were issued.

U. **Concentration of Credit Risk –** From time to time, the Bank will maintain balances with its correspondent bank that exceed the $250,000 federally insured deposit limit. Management routinely evaluates the credit worthiness of the correspondent bank and does not feel they pose a significant risk to Bancorp.

Note 2 – Restatement of Consolidated Financial Statements

We have restated our audited financial statements for the years ended December 31, 2011 and 2010.

On February 14, 2013, Bancorp's Board of Directors, upon recommendation of the Audit Committee of the Board of Directors and in consultation with Bancorp's management determined that the consolidated financial statements for the years ended December 31, 2011 and 2010, respectively should be revised to correct an error in the accounting method of amortization used by the Bancorp related to its prepaid FDIC special assessment. In 2009, Bancorp paid an estimated FDIC insurance assessment in advance for fiscal years 2010, 2011 and 2012 based on the level of net assets as of June 30, 2009, and began expensing the prepayment evenly over the three year period covered by the prepayment. During the course of preparation of the 2012 year-end financial statements and audit, management determined that this method of amortization was incorrect and that Bancorp should have amortized the prepayment based on the actual reduced level of net assets over that period. The impact of this correction for the restatement periods increases cumulative net income by approximately $980,000 and cumulative earnings per share by approximately $0.09.

The effect of the restatement is as follows:

	For year ended December 31, 2011			For year ended December 31, 2010		
	(In thousands except per share data)					
	As reported	Adjustment	Restated	As Reported	Adjustment	Restated
Consolidated Statement of Financial Condition:						
Accrued interest receivable and other assets	$21,357	$535	$21,892	$24,940	$202	$25,142
Total assets	$900,628	$535	$901,163	$962,543	$202	$962,745
Retained earnings	$31,142	$535	$31,677	$31,643	$202	$31,845
Total stockholders' equity	$105,930	$535	$106,465	$106,100	$202	$106,302
Total liabilities and stockholders' equity	$900,628	$535	$901,163	$962,543	$202	$962,745

	For year ended December 31, 2011			For year ended December 31, 2010		
	(In thousands except per share data)					
	As reported	Adjustment	Restated	As Reported	Adjustment	Restated
Consolidated Statement of Operations:						
FDIC assessments and regulatory expense	$2,231	$(561)	$1,670	$2,282	$(334)	$1,948
Total non-interest expenses	$24,611	$(561)	$24,050	$25,008	$(334)	$24,674
Income tax provision	$982	$228	$1,210	$1,040	$132	$1,172
Net income	$1,219	$333	$1,552	$1,157	$202	$1,359
Loss to common stockholders	$(501)	$333	$(168)	$(563)	$202	$(361)
Net income (loss) per common share:						
Basic	$(0.05)	$0.03	$(0.02)	$(0.06)	$0.02	$(0.04)
Diluted	$(0.05)	$0.03	$(0.02)	$(0.06)	$0.02	$(0.04)
Consolidated Statement of Cash Flows:						
Net Income	$1,219	$333	$1,552	$1,157	$202	$1,359
Deferred income tax expense	$931	$228	$1,159	$2,160	-	$2,160
Accrued interest receivable and other assets	$2,652	$(561)	$2,091	$2,890	$(202)	$2,688

Note 3 - Investment Securities

The amortized cost and fair value of investment securities held to maturity are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)			
December 31, 2012:				
US Treasury securities	$29,414	$1,278	$-	$30,692
US Agency securities	4,142	79	-	4,221
US Government sponsored mortgage-backed securities	510	40	-	550
Total	$34,066	$1,397	$-	$35,463
December 31, 2011:				
US Treasury securities	$34,498	$1,285	$(5)	$35,778
US Agency securities	5,206	43	(4)	5,245
US Government sponsored mortgage-backed securities	653	48	-	701
Total	$40,357	$1,376	$(9)	$41,724

As of December 31, 2012 and 2011, there were $7,288,000 and $6,432,000, respectively, of US Treasury securities or mortgage-backed securities pledged by Bancorp as collateral for borrowers' letters of credit with Anne Arundel County.

No securities were in a gross unrealized loss position at December 31, 2012. The Bank does not consider any of their securities to be other than temporarily impaired at December 31, 2012, because none of these securities have unrealized losses.

The following tables show fair value and unrealized losses, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position as of December 31, 2011.

Note 3 - Investment Securities – Continued

	Less than 12 months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2011:	(dollars in thousands)					
US Treasury securities	$2,046	$(5)	$-	$(-)	$2,046	$(5)
US Agency securities	1,032	(4)	-	(-)	1,032	(4)
Total	$3,078	$(9)	$-	$(-)	$3,078	$(9)

The amortized cost and estimated fair value of debt securities as of December 31, 2012, by contractual maturity, are shown in the following table. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held to Maturity (dollars in thousands)	
	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 5,010	$ 5,059
Due from one year to five years	25,524	26,448
Due from five years to ten years	3,022	3,406
US Government sponsored Mortgage-backed securities	510	550
	$34,066	$35,463

Note 4 - Loans Receivable

Loans receivable consist of the following:

	December 31	
	2012	2011
	(dollars in thousands)	
Residential mortgage, total	$269,405	$295,876
Individually evaluated for impairment	46,218	51,007
Collectively evaluated for impairment	223,187	244,869
Construction, land acquisition and development, total	71,523	99,122
Individually evaluated for impairment	11,003	35,398
Collectively evaluated for impairment	60,520	63,724
Land, total	50,900	59,649
Individually evaluated for impairment	8,953	11,384
Collectively evaluated for impairment	41,947	48,265
Lines of credit, total	31,428	34,278
Individually evaluated for impairment	2,107	5,735
Collectively evaluated for impairment	29,321	28,543
Commercial real estate, total	222,038	203,010
Individually evaluated for impairment	16,433	24,354
Collectively evaluated for impairment	205,605	178,656
Commercial non-real estate, total	6,120	5,599
Individually evaluated for impairment	108	32
Collectively evaluated for impairment	6,012	5,567
Home equity, total	34,609	41,309
Individually evaluated for impairment	1,776	2,340
Collectively evaluated for impairment	32,833	38,969
Consumer, total	858	897
Individually evaluated for impairment	24	24
Collectively evaluated for impairment	834	873
Total Loans	686,881	739,740
Individually evaluated for impairment	86,622	130,274
Collectively evaluated for impairment	600,259	609,466
Less		
Loans in process	(15,647)	(18,014)
Allowance for loan losses	(17,478)	(25,938)
Deferred loan origination fees and costs, net	(2,047)	(2,485)
	$651,709	$693,303

Note 4 - Loans Receivable – Continued

The following is a summary of the allowance for loan losses for the year ended December 31, 2012 and 2011 (dollars in thousands):

2012	Total	Residential Mortgage	Acquisition and Development	Land	Lines of Credit	Commercial Real Estate	Commercial Non-Real Estate	Home Equity	Consumer
Beginning Balance	$25,938	$12,303	$3,916	$2,405	$725	$4,157	$169	$2,257	$6
Provision	765	396	(401)	1,464	(456)	(446)	(213)	404	17
Charge-offs	(9,353)	(4,299)	(1,395)	(1,624)	(182)	(416)	(20)	(1,407)	(10)
Recoveries	128	18	-	-	-	-	110	-	-
Ending Balance	$17,478	$8,418	$2,120	$2,245	$87	$3,295	$46	$1,254	$13
Loans individually evaluated for impairment	$7,594	$4,196	$1,663	$551	$32	$975	$5	$160	$12
Loans collectively evaluated for impairment	$9,884	$4,222	$457	$1,694	$55	$2,320	$41	$1,094	$1
2011									
Beginning Balance	$29,871	$16,339	$3,997	$4,225	$458	$3,949	$131	$762	$10
Provision	4,612	385	1,422	(766)	267	1,019	38	1,534	713
Charge-offs	(8,545)	(4,421)	(1,503)	(1,054)	(-)	(811)	(-)	(39)	(717)
Recoveries	-	-	-	-	-	-	-	-	-
Ending Balance	$25,938	$12,303	$3,916	$2,405	$725	$4,157	$169	$2,257	$6
Loans individually evaluated for impairment	$12,994	$5,509	$2,624	$1,365	$510	$960	$28	$1,998	$-
Loans collectively evaluated for impairment	$12,944	$6,794	$1,292	$1,040	$215	$3,197	$141	$259	$6

Note 4 - Loans Receivable – Continued

The following is a summary of the allowance for loan losses for the year ended December 31, 2010 (dollars in thousands):

2010									
Beginning Balance	$34,693	$19,621	$1,492	$5,539	$20	$5,506	$82	$2,425	$8
Provision	5,744	3,443	2,505	1,782	438	(1,034)	49	(1,446)	7
Charge-offs	(10,666)	(6,825)	(-)	(3,096)	(-)	(523)	(-)	(217)	(5)
Recoveries	100	100	-	-	-	-	-	-	-
Ending Balance	$29,871	$16,339	$3,997	$4,225	$458	$3,949	$131	$762	$10
Loans individually evaluated for impairment	$14,540	$8,149	$2,645	$2,282	$264	$766	$-	$434	$-
Loans collectively evaluated for impairment	$15,331	$8,190	$1,352	$1,943	$194	$3,183	$131	$328	$10

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Loans Receivable - Continued

The allowance for loan losses is based on management's judgment and evaluation of the loan portfolio. Management assesses the adequacy of the allowance for loan losses and the need for any addition thereto, by considering the nature and size of the loan portfolio, overall portfolio quality, review of specific problem loans, economic conditions that may affect the borrowers' ability to pay or the value of property securing loans, and other relevant factors. While management believes the allowance was adequate as December 31, 2012, changing economic and market conditions may require future adjustments to the allowance for loan losses.

The following table presents Bancorp's non-performing assets as of December 31, 2012 and 2011 (dollars in thousands):

	December 31, 2012	Number of loans	December 31, 2011	Number of loans
Loans accounted for on a non-accrual basis:				
Residential mortgage	$14,436	46	$8,912	25
Acquisition and development	8,564	17	10,997	11
Land	4,688	13	6,813	14
Lines of credit	1,877	4	2,019	4
Commercial real estate	5,793	10	2,140	5
Commercial non-real estate	111	3	5	1
Home equity	2,000	9	343	3
Consumer	26	2	203	4
Total non-accrual loans	$37,495	104	$31,432	67
Accruing loans greater than 90 days past due	-		-	
Foreclosed real-estate	11,441		19,932	
Total non-performing assets	$48,936		$51,364	
Nonaccrual troubled debt restructures (included above)	$5,635	28	$19,351	38
Accruing troubled debt restructurings	$56,448	119	$40,424	77
Total non-accrual loans to net loans	5.8%		4.5%	
Allowance for loan losses	$17,478		$25,938	
Allowance to total loans	2.6%		3.6%	
Allowance for loan losses to total non-performing loans, including loans contractually past due 90 days or more	46.6%		82.5%	
Total non-accrual and accruing loans greater than 90 days past due to total assets	4.4%		3.5%	
Total non-performing assets to total assets	5.7%		5.7%	

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Loans Receivable - Continued

The following tables summarize impaired loans at December 31, 2012 (dollars in thousands):

	Impaired Loans with Specific Allowance		Impaired Loans with No Specific Allowance	Total Impaired Loans	
	Recorded Investment	Related Allowance	Recorded Investment	Recorded Investment	Unpaid Principal Balance
Residential mortgage	$33,300	$4,196	$12,918	$46,218	$48,239
Acquisition and development	5,204	1,663	5,799	11,003	11,614
Land	2,583	551	6,370	8,953	9,373
Lines of credit	149	32	1,958	2,107	2,119
Commercial real estate	10,304	975	6,129	16,433	16,504
Commercial non-real estate	5	5	103	108	138
Home equity	259	160	1,517	1,776	3,100
Consumer	24	12	-	24	23
Total Impaired loans	$51,828	$7,594	$34,794	$86,622	$91,110

	Impaired Loans with Specific Allowance		Impaired Loans with No Specific Allowance		Total Impaired Loans	
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Residential mortgage	$33,864	$1,415	$13,747	$516	$47,611	$1,931
Acquisition and development	5,660	211	7,224	210	12,884	421
Land	3,207	138	7,725	144	10,932	282
Lines of credit	149	7	1,961	6	2,110	13
Commercial real estate	10,450	556	6,236	305	16,686	861
Commercial non-real estate	26	-	106	-	132	-
Home equity	259	4	1,519	39	1,778	43
Consumer	23	-	-	-	23	-
Total Impaired loans	$53,638	$2,331	$38,518	$1,220	$92,156	$3,551

Changes in impaired loans during 2012 are as follows (dollars in thousands):

Impaired loans at December 31, 2011	$130,274
Added to impaired loans	23,272
Gross loans transferred to foreclosed real estate	(16,515)
Transferred out of impaired loans	(50,409)
Impaired loans at December 31, 2012	$86,622

Note 4 - Loans Receivable - Continued

The following tables summarize impaired loans at December 31, 2011 (dollars in thousands):

	Impaired Loans with Specific Allowance		Impaired Loans with No Specific Allowance	Total Impaired Loans	
	Recorded Investment	Related Allowance	Recorded Investment	Recorded Investment	Unpaid Principal Balance
Residential mortgage	$26,736	$5,509	$24,271	$51,007	$50,310
Acquisition and development	18,023	2,624	17,375	35,398	34,535
Land	2,850	1,365	8,534	11,384	9,949
Lines of credit	1,548	510	4,187	5,735	5,735
Commercial real estate	4,694	960	19,660	24,354	24,354
Commercial non-real estate	28	28	4	32	32
Home equity	2,170	1,998	170	2,340	2,340
Consumer	-	-	24	24	24
Total Impaired loans	$56,049	$12,994	$74,225	$130,274	$127,279

	Impaired Loans with Specific Allowance		Impaired Loans with No Specific Allowance		Total Impaired Loans	
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Residential mortgage	$26,826	$1,080	$25,659	$1,201	$52,485	$2,281
Acquisition and development	19,968	793	19,199	696	39,167	1,489
Land	3,770	236	9,143	261	12,913	497
Lines of credit	590	87	4,187	143	4,777	230
Commercial real estate	4,723	191	19,821	1,185	24,544	1,376
Commercial non-real estate	28	-	5	-	33	-
Home equity	1,772	66	170	4	1,942	70
Consumer	-	-	23	-	23	-
Total Impaired loans	$57,677	$2,453	$78,207	$3,490	$135,884	$5,943

Changes in impaired loans during 2011 are as follows (dollars in thousands):

Impaired loans at December 31, 2010	$120,910
Added to impaired loans	53,134
Gross loans transferred to foreclosed real estate	(19,820)
Transferred out of impaired loans	(23,950)
Impaired loans at December 31, 2011	$130,274

Note 4 - Loans Receivable - Continued

Included in the above impaired loans amount at December 31, 2012 is $53,732,000 of loans that are not in non-accrual status. Also there are 11 loans totaling $4,605,000 not included in impaired loans that were non-accrual as of December 31, 2012. In addition, there was a total of $46,218,000 of residential real estate loans included in impaired loans at December 31, 2012, of which $35,660,000 were to consumers and $10,558,000 to builders. The collateral supporting impaired loans is individually reviewed by management to determine its estimated fair market value, less estimated disposal cost and a specific allowance is established, if necessary, for the difference between the carrying amount of any loan and the estimated fair value of the collateral less estimated disposal cost.

Of the impaired loans, $51,828,000 and $56,049,000 had a specific valuation allowance of $7,594,000 and $12,994,000 at December 31, 2012 and 2011, respectively. Impaired loans averaged $92,156,000 during 2012, $135,884,000 during 2011 and $126,058,000 during 2010. Interest income recognized on these loans totaled $3,551,000 during 2012, $5,943,000 during 2011 and $6,893,000 during 2010.

The following table presents the classes of the loan portfolio summarized by the aggregate Pass and the criticized categories of Special Mention, Substandard and Doubtful within the internal risk rating system as of December 31, 2012 and 2011 (dollars in thousands):

	Pass	Special Mention	Substandard	Doubtful	Total
December 31, 2012					
Residential mortgage	$228,200	$15,338	$25,818	$49	$269,405
Acquisition and development	41,165	7,750	22,598	10	71,523
Land	29,830	13,317	7,753	-	50,900
Lines of credit	24,059	2,270	5,099	-	31,428
Commercial real estate	197,752	10,399	13,887	-	222,038
Commercial non-real estate	5,990	-	22	108	6,120
Home equity	32,163	496	1,950	-	34,609
Consumer	835	-	-	23	858
Total loans	$559,994	$49,570	$77,127	$190	$686,881

	Pass	Special Mention	Substandard	Doubtful	Total
December 31, 2011					
Residential mortgage	$259,359	$8,624	$27,689	$204	$295,876
Acquisition and development	62,054	6,521	30,547	-	99,122
Land	44,443	4,909	10,297	-	59,649
Lines of credit	27,067	1,708	5,503	-	34,278
Commercial real estate	180,635	10,702	11,673	-	203,010
Commercial non-real estate	5,567	-	4	28	5,599
Home equity	38,456	712	2,141	-	41,309
Consumer	874	-	23	-	897
Total loans	$618,455	$33,176	$87,877	$232	$739,740

Note 4 - Loans Receivable - Continued

Interest income that would have been recorded under the original terms of non-accrual loans and the interest income actually recognized for the years ended December 31, 2012, 2011 and 2010 are summarized below (dollars in thousands):

	2012	2011	2010
Interest income that would have been recorded	$3,148	$2,905	$4,905
Interest income recognized	1,184	822	2,599
Interest income not recognized	$1,964	$2,083	$2,306

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the aging categories of performing loans and nonaccrual loans as of December 31, 2012 and 2011 (dollars in thousands):

	Current	30-59 Days Past Due	60-89 Days Past Due	Total Past Due	Non-Accrual	Total Loans
December 31, 2012						
Residential mortgage	$245,193	$8,202	$1,574	$9,776	$14,436	$269,405
Acquisition and development	62,091	868	-	868	8,564	71,523
Land	45,961	251	-	251	4,688	50,900
Lines of credit	27,635	440	1,476	1,916	1,877	31,428
Commercial real estate	212,468	3,777	-	3,777	5,793	222,038
Commercial non-real estate	5,746	263	-	263	111	6,120
Home equity	32,301	308	-	308	2,000	34,609
Consumer	821	11	-	11	26	858
Total Impaired loans	$632,216	$14,120	$3,050	$17,170	$37,495	$686,881

	Current	30-59 Days Past Due	60-89 Days Past Due	Total Past Due	Non-Accrual	Total Loans
December 31, 2011						
Residential mortgage	$272,543	$9,696	$4,725	$14,421	$8,912	$295,876
Acquisition and development	87,756	369	-	369	10,997	99,122
Land	51,094	1,517	225	1,742	6,813	59,649
Lines of credit	32,221	-	38	38	2,019	34,278
Commercial real estate	198,049	2,535	286	2,821	2,140	203,010
Commercial non-real estate	5,584	10	-	10	5	5,599
Home equity	40,021	945	-	945	343	41,309
Consumer	694	-	-	-	203	897
Total Impaired loans	$687,962	$15,072	$5,274	$20,346	$31,432	$739,740

Mortgage loans serviced for others not included in the accompanying consolidated statements of financial condition totaled $95,474,000 and $84,745,000 at December 31, 2012 and 2011, respectively.

Note 4 - Loans Receivable – Continued

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated statements of financial condition. The contract amounts of these instruments express the extent of involvement the Bank has in each class of financial instruments.

The Bank's exposure to credit loss from non-performance by the other party to the above mentioned financial instruments is represented by the contractual amount of those instruments.

The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unless otherwise noted, the Bank requires collateral or other security to support financial instruments with off-balance-sheet credit risk.

Financial Instruments Whose Contract Amounts Represent Credit Risk	Contract Amount At December 31,	
	2012	2011
	(dollars in thousands)	
Standby letters of credit	$16,309	$15,319
Home equity lines of credit	13,025	14,623
Unadvanced construction commitments	15,598	18,014
Mortgage loan commitments	13,601	1,059
Lines of credit	31,480	31,525
Loans sold with limited repurchase provisions	31,591	17,558

Standby letters of credit are conditional commitments issued by the Bank guaranteeing performance by a customer to various municipalities. These guarantees are issued primarily to support performance arrangements, limited to real estate transactions. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit as deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of December 31, 2012 and 2011 for guarantees under standby letters of credit issued is not material.

Home equity lines of credit are loan commitments to individuals as long as there is no violation of any condition established in the contract. Commitments under home equity lines expire ten years after the date the loan closes and are secured by real estate. The Bank evaluates each customer's credit worthiness on a case-by-case basis.

Unadvanced construction commitments are loan commitments made to borrowers for both residential and commercial projects that are either in process or are expected to begin construction shortly.

Note 4 - Loans Receivable – Continued

Mortgage loan commitments not reflected in the accompanying statements of financial condition at December 31, 2012 include $13,601,000 at a fixed interest rate range of 2.75% to 4.875% and none at floating interest rates.

Lines of credit are loan commitments to individuals and companies as long as there is no violation of any condition established in the contract. Lines of credit have a fixed expiration date. The Bank evaluates each customer's credit worthiness on a case-by-case basis.

The Bank has entered into several agreements to sell mortgage loans to third parties. The loans sold under these agreements for the years ended December 31, 2012, 2011 and 2010 were $105,674,000, $43,403,000 and $59,113,000, respectively. These agreements contain limited provisions that require the Bank to repurchase a loan if the loan becomes delinquent within the terms specified by the agreement. The credit risk involved in these financial instruments is essentially the same as that involved in extending loan facilities to customers. No amount has been recognized in the consolidated statement of financial condition at December 31, 2012 and 2011 as a liability for credit loss related to these loans. The Bank had to repurchase one loan under these agreements in 2012 and one loan in 2011.

Bancorp has not purchased, sold or reclassified any loans to held for sale during the periods discussed. Only loans originated specifically for sale are recorded as held for sale at the period ended December 31, 2012 and December 31, 2011.

Note 4 - Loans Receivable - Continued

Bancorp offers a variety of modifications to borrowers. The modification categories offered can generally be described in the following categories:

- Rate Modification – A modification in which the interest rate is changed.
- Term Modification – A modification in which the maturity date, timing of payments or frequency of payments is changed.
- Interest Only Modification – A modification in which the loan is converted to interest only payments for a period of time.
- Payment Modification – A modification in which the dollar amount of the payment is changed, other than an interest only modification above.
- Combination Modification – Any other type of modification, including the use of multiple categories above.

Bancorp considers a modification of a loan term a TDR if Bancorp for economic or legal reasons related to the borrower's financial difficulties grants a concession to the debtor that it would not otherwise consider. Prior to entering into a loan modification, Bancorp assesses the borrower's financial condition to determine if the borrower has the means to meet the terms of the modification. This includes obtaining a credit report on the borrower as well as the borrower's tax returns and financial statements.

The following tables summarize troubled debt restructurings at December 31, 2012 and 2011(dollars in thousands):

December 31, 2012	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings:			
Residential mortgage	85	$34,257	$31,310
Acquisition and development	7	9,523	7,183
Land	16	5,130	4,127
Lines of credit	3	362	280
Commercial real estate	14	20,032	12,842
Commercial non-real estate	-	-	-
Home equity	1	100	100
Consumer	-	-	-
Total loans	126	$69,404	$55,842

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings That Subsequently Defaulted:			
Residential mortgage	17	$5,095	$4,112
Acquisition and development	1	2,090	1,550
Land	2	455	443
Lines of credit	1	140	136
Commercial real estate	-	-	-
Commercial non-real estate	-	-	-
Home equity	-	-	-
Consumer	-	-	-
Total loans	21	$7,780	$6,241

Note 4 - Loans Receivable - Continued

December 31, 2011	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings:			
Residential mortgage	68	$30,372	$29,815
Acquisition and development	8	11,152	10,260
Land	9	3,985	3,802
Lines of credit	2	332	332
Commercial real estate	8	8,215	8,046
Commercial non-real estate	-	-	-
Home equity	-	-	-
Consumer	-	-	-
Total loans	95	$54,056	$52,255

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings That Subsequently Defaulted:			
Residential mortgage	14	$4,568	$4,542
Acquisition and development	1	2,090	2,090
Land	3	464	462
Lines of credit	1	140	140
Commercial real estate	1	288	286
Commercial non-real estate	-	-	-
Home equity	-	-	-
Consumer	-	-	-
Total loans	20	$7,550	$7,520

Note 4 - Loans Receivable - Continued

The following tables present newly restructured loans that occurred during the year ended December 31, 2012 and 2011(dollars in thousands):

	Year ended December 31, 2012							
	Rate Modification	Contracts	Term Modifications	Contracts	Combination Modifications	Contracts	Total	Total Contracts
Pre-Modification Outstanding Recorded Investment:								
Residential mortgage	$694	1	$659	3	$12,367	37	$13,720	41
Acquisition and development	-	-	-	-	-	-	-	-
Land	-	-	176	1	816	4	992	5
Lines of credit	-	-	-	-	-	-	-	-
Commercial real estate	-	-	704	3	13,074	3	13,778	6
Commercial non-real estate	-	-	-	-	-	-	-	-
Home equity	-	-	-	-	-	-	-	-
Consumer	-	-	-	-	-	-	-	-
Total loans	$694	1	$1,539	7	$26,257	44	$28,490	52
Post-Modification Outstanding Recorded Investment:								
Residential mortgage	$694	1	$657	3	$11,388	37	$12,739	41
Acquisition and development	-	-	-	-	-	-	-	-
Land	-	-	176	1	809	4	985	5
Lines of credit	-	-	-	-	-	-	-	-
Commercial real estate	-	-	689	3	6,530	3	7,219	6
Commercial non-real estate	-	-	-	-	-	-	-	-
Home equity	-	-	-	-	-	-	-	-
Consumer	-	-	-	-	-	-	-	-
Total loans	$694	1	$1,522	7	$18,727	44	$20,943	52

In addition, the TDR is evaluated for impairment. A determination is made as to whether an impaired TDR is cash flows or collateral dependent. If the TDR is cash flows dependent, an allowance for loan losses specific reserve is calculated based on the difference in net present value of future cash flows between the original and modified loan terms. If the TDR is collateral dependent, the collateral securing the TDR, which is always real estate, is evaluated for impairment based on either an appraisal or broker price opinion. If a TDR's collateral valuation is less than its current loan balance, the TDR is written down for accounting purposes by the amount of the difference between the current loan balance and the collateral. If the borrower performs under the terms of the modification, generally six consecutive months, and the ultimate collectability of all amounts contractually due under the modified terms is not in doubt, the loan is returned to accrual status. There are no loans that have been modified due to the financial difficulties of the borrower that are not considered a TDR.

Note 4 - Loans Receivable - Continued

	Year ended December 31, 2011					
	Rate Modification	Contracts	Combination Modifications	Contracts	Total	Total Contracts
Pre-Modification Outstanding Recorded Investment:						
Residential mortgage	$817	2	$22,282	43	$23,099	45
Acquisition and development	3,930	1	5,580	5	9,510	6
Land	552	1	1,927	6	2,479	7
Lines of credit	-	-	332	2	332	2
Commercial real estate	262	1	7,427	6	7,689	7
Commercial non-real estate	-	-	-	-	-	-
Home equity	-	-	-	-	-	-
Consumer	-	-	-	-	-	-
Total loans	$5,561	5	$37,548	62	$43,109	67
Post-Modification Outstanding Recorded Investment:						
Residential mortgage	$738	2	$21,861	43	$22,599	45
Acquisition and development	3,930	1	4,914	5	8,844	6
Land	551	1	1,916	6	2,467	7
Lines of credit	-	-	332	2	332	2
Commercial real estate	262	1	7,433	6	7,695	7
Commercial non-real estate	-	-	-	-	-	-
Home equity	-	-	-	-	-	-
Consumer	-	-	-	-	-	-
Total loans	$5,481	5	$36,456	62	$41,937	67

Note 4 - Loans Receivable – Continued

Interest on TDRs was accounted for under the following methods as of December 31, 2012 and December 31, 2011 (dollars in thousands):

	Number of Contracts	Accrual Status	Number of Contracts	Non-Accrual Status	Total Number of Contracts	Total Modifications
December 31, 2012						
Residential mortgage	88	$33,143	14	$2,279	102	$35,422
Acquisition and development	4	7,075	4	1,658	8	8,733
Land	14	3,783	5	787	19	4,570
Lines of credit	3	280	1	136	4	416
Commercial real estate	10	12,167	3	675	13	12,842
Commercial non-real estate	-	-	-	-	-	-
Home equity	-	-	1	100	1	100
Consumer	-	-	-	-	-	-
Total loans	119	$56,448	28	$5,635	147	$62,083
December 31, 2011						
Residential mortgage	57	$22,820	25	$11,537	82	$34,357
Acquisition and development	8	11,962	1	388	9	12,350
Land	6	2,333	6	1,931	12	4,264
Lines of credit	1	140	2	332	3	472
Commercial real estate	5	3,169	4	5,163	9	8,332
Commercial non-real estate	-	-	-	-	-	-
Home equity	-	-	-	-	-	-
Consumer	-	-	-	-	-	-
Total loans	77	$40,424	38	$19,351	115	$59,775

Management does not charge off a TDR, or a portion of a TDR, until one of the following conditions has been met:

- The loan has been foreclosed on. Once the loan has been transferred from the loans receivable to foreclosed real estate, a charge off is recorded for the difference between the recorded amount of the loan and the net value of the underlying collateral.
- An agreement to accept less than the face value of the loan has been made with the borrower. Once an agreement has been finalized, and any proceeds from the borrower are received, a charge off is recorded for the difference between the recorded amount of the loan and the net value of the underlying collateral.

Prior to either of the above conditions, a loan is assessed for impairment when a loan becomes a TDR. If, based on management's assessment of the underlying collateral of the loan, it is determined that a reserve is needed, a specific reserve is recorded. That reserve is included in the allowance for loan losses in the Consolidated Statement of Financial Condition.

Bancorp performs A note/B note workout structures as a subset of Bancorp's troubled debt restructuring strategy. The amount of loans restructured using this structure were $1,457,000 and $1,505,000 as of December 31, 2012 and December 31, 2011, respectively.

Under an A note/B note workout structure, the new A note is underwritten in accordance with customary troubled debt restructuring underwriting standards and is reasonably assured of full repayment while the B note is not. The B note is immediately charged off upon restructuring.

Note 4 - Loans Receivable - Continued

If the loan was on accrual status prior to the troubled debt restructuring being documented with the loan legally bifurcated into an A note fully supporting accrual status and a B note or amount contractually forgiven and charged off, the A note may remain on accrual status. If the loan was on nonaccrual status at the time the troubled debt restructuring was documented with the loan legally bifurcated into an A note fully supporting accrual status and a B note or amount contractually forgiven and fully charged off, the A note may be returned to accrual status, and risk rated accordingly, after a reasonable period of performance under the troubled debt restructuring terms. Six months of payment performance is generally required to return these loans to accrual status.

The A note will continue to be classified as a troubled debt restructuring and may only be removed from impaired status in years after the restructuring if (a) the restructuring agreement specifies an interest rate equal to or greater than the rate that Bancorp was willing to accept at the time of the restructuring for a new loan with a comparable risk and (b) the loan is not impaired based on the terms specified by the restructuring agreement.

Note 5 - Premises and Equipment

Premises and equipment are summarized by major classification as follows:

	December 31,		Estimated
	2012	2011	Useful Lives
	(dollars in thousands)		
Land	$1,537	$1,537	-
Building	29,162	29,028	39 Years
Leasehold improvements	1,230	1,206	15-27.5 Years
Furniture, fixtures and equipment	3,291	3,232	3-10 Years
Construction in process	94	-	
Total at cost	35,314	35,003	
Accumulated depreciation	(8,866)	(7,785)	
	$26,448	$27,218	

Depreciation expense was $1,081,000, $1,248,000, and $1,238,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Bancorp has four retail branch locations in Anne Arundel County, Maryland, of which it owns three and leases the fourth from a third party. The initial lease term expired July 2010 and the first option to renew for an additional five year term was exercised. There is an option remaining to renew the lease for one more additional five year term. In addition, the Bank leases office space in Annapolis, Maryland from a third party. The lease expires January 2016, with the option to renew the lease for one additional five year term.

Note 5 - Premises and Equipment - Continued

The minimum future annual rental payments on leases are as follows:

Years Ended December 31, (in thousands)	
2013	$97
2014	98
2015	73
2016	3
Thereafter	-

Total rent expense was $97,000, $96,000, and $95,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Note 6 – Foreclosed Real Estate

As of December 31, 2012, Bancorp had foreclosed real estate consisting of 46 residential properties with a carrying value of $11,441,000. During the year ended December 31, 2012, Bancorp sold a total of 49 properties previously included in foreclosed real estate. The properties sold during 2012 had a combined net book value of $18,829,000 after total write-downs taken subsequent to their transfer from loans to foreclosed real estate of $5,927,000, and were sold at a combined net gain of $701,000. In addition, Bancorp incurred $1,222,000 in expenses related to the sale of the properties. The following table summarizes the changes in foreclosed real estate for the years ended December 31, 2012, 2011 and 2010 (dollars in thousands):

Foreclosed real estate at December 31, 2009	$21,574
Transferred from impaired loans, net of specific reserves of $8,146	24,137
Property improvements	430
Additional write downs	(3,451)
Property sold, including loss on sale	(21,735)
Foreclosed real estate at December 31, 2010	20,955
Transferred from impaired loans, net of specific reserves of $3,584	16,295
Property improvements	502
Additional write downs	(3,562)
Property sold, including loss on sale	(14,258)
Foreclosed real estate at December 31, 2011	19,932
Transferred from impaired loans, net of specific reserves of $3,267	13,248
Property improvements	374
Additional write downs	(3,284)
Property sold, including gain on sale	(18,829)
Foreclosed real estate at December 31, 2012	$11,441

Note 7 - Investment in Federal Home Loan Bank of Atlanta Stock

The Bank is required to maintain an investment in the stock of the FHLB in an amount equal to at least 1% of the unpaid principal balances of the Bank's residential mortgage loans or 1/20 of its outstanding advances from the FHLB, whichever is greater. Purchases and sales of stock are made directly with the FHLB at par value.

Note 8 – Deposits

Deposits in the Bank as of December 31, 2012 and 2011 consisted of the following:

	December 31, 2012		December 31, 2011	
Category	Amount	Percent	Amount	Percent
	(dollars in thousands)			
NOW accounts	$32,140	5.36%	$16,654	2.55%
Money market accounts	48,252	8.05%	43,344	6.64%
Passbooks	176,799	29.50%	189,696	29.06%
Certificates of deposit	318,955	53.21%	383,103	58.69%
Non-interest bearing accounts	23,248	3.88%	19,960	3.06%
Total deposits	$599,394	100.00%	$652,757	100.00%

Note 8 – Deposits - continued

At December 31, 2012 scheduled maturities of certificates of deposit are as follows:

	Amount
	(dollars in thousands)
One year or less	$151,535
More than 1 year to 2 years	45,830
More than 2 years to 3 years	77,596
More than 3 years to 4 years	16,190
More than 4 years to 5 years	27,804
	$318,955

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $137,115,000 and $164,877,000 at December 31, 2012 and 2011, respectively.

Interest expense on deposits is summarized as follows (dollars in thousands):

	For Years Ended December 31,		
	2012	2011	2010
NOW accounts	$65	$54	$52
Money market accounts	189	273	405
Passbooks	856	1,567	2,982
Certificates of deposit	6,431	8,511	10,296
	$7,541	$10,405	$13,735

Note 9 - Federal Home Loan Bank Advances

The Bank's total credit availability under the FHLB's credit availability program was $171,060,000 and $184,400,000 at December 31, 2012 and 2011, respectively. The Bank is able to borrow up to 20% of total assets. There were no short-term borrowings with the FHLB at December 31, 2012 and 2011. Long-term advances outstanding were $115,000,000 at both December 31, 2012 and 2011. The maturities of these long-term advances at December 31, 2012 are as follows (dollars in thousands):

Rate	Amount	Maturity
1.81% to 1.83%	$ 15,000	2016
2.43% to 4.05%	70,000	2017
2.58% to 4.00%	30,000	Thereafter
	$115,000	

The Bank's stock in the FHLB is pledged as security for the advances and under a blanket floating lien security agreement with the FHLB. The Bank is required to maintain as collateral for its advances, qualified loans in varying amounts depending on the loan type. Loans with an approximate fair value of $218,033,000 are pledged as collateral at December 31, 2012.

During the third quarter 2012, the Bank restructured a portion of its FHLB Atlanta borrowings by repaying $65 million of existing advances and replacing them with $65 million of lower cost advances. The transaction resulted in $5.3 million in prepayment penalties that were deferred and will be recognized in interest expense through yield adjustments on the new borrowings in future periods. The existing

Note 9 - Federal Home Loan Bank Advances - continued

borrowings had an average cost of 3.87%. The new borrowings had an average cost of 2.72% including the deferred adjustment. The relevant accounting treatment for this transaction was provided in ASC 470-50. This transaction was executed as an earnings strategy.

Note 10 - Subordinated Debentures

As of December 31, 2012, Bancorp had outstanding approximately $20,619,000 principal amount of Junior Subordinated Debt Securities Due 2035 (the "2035 Debentures"). The 2035 Debentures were issued pursuant to an Indenture dated as of December 17, 2004 (the "2035 Indenture") between Bancorp and Wells Fargo Bank, National Association as Trustee. The 2035 Debentures pay interest quarterly at a floating rate of interest of 3-month LIBOR (0.34% December 31, 2012) plus 200 basis points, and mature on January 7, 2035. Payments of principal, interest, premium and other amounts under the 2035 Debentures are subordinated and junior in right of payment to the prior payment in full of all senior indebtedness of Bancorp, as defined in the 2035 Indenture. The 2035 Debentures became redeemable, in whole or in part, by Bancorp on January 7, 2010.

The 2035 Debentures were issued and sold to Severn Capital Trust I (the "Trust"), of which 100% of the common equity is owned by Bancorp. The Trust was formed for the purpose of issuing corporation-obligated mandatorily redeemable Capital Securities ("Capital Securities") to third-party investors and using the proceeds from the sale of such Capital Securities to purchase the 2035 Debentures. The 2035 Debentures held by the Trust are the sole assets of the Trust. Distributions on the Capital Securities issued by the Trust are payable quarterly at a rate per annum equal to the interest rate being earned by the Trust on the 2035 Debentures. The Capital Securities are subject to mandatory redemption, in whole or in part, upon repayment of the 2035 Debentures. Bancorp has entered into an agreement which, taken collectively, fully and unconditionally guarantees the Capital Securities subject to the terms of the guarantee. $17,000,000 of the proceeds from Bancorp's issuance of the debentures was contributed to the Bank, and qualifies as Tier 1 capital for the Bank under Federal Reserve Board guidelines.

On November 15, 2008, Bancorp completed a private placement offering consisting of a total of 70 units, at an offering price of $100,000 per unit, for gross proceeds of $7.0 million. Each unit consisted of 6,250 shares of Bancorp's Series A 8.0% Non-Cumulative Convertible Preferred Stock and Bancorp's Subordinated Note in the original principal amount of $50,000.

The Subordinated Notes earn interest at an annual rate of 8.0%, payable quarterly in arrears on the last day of March, June, September and December commencing December 31, 2008. The Subordinated Notes are redeemable in whole or in part at the option of Bancorp at any time beginning on December 31, 2009 until maturity, which is December 31, 2018. Debt issuance costs totaled $245,000 and are being amortized over 10 years. The Bancorp has deferred three interest payments on the Subordinated Notes. On December 31, 2012, the cumulative amount of interest in arrears not declared, including interest on unpaid interest was $381,000.

Note 11 – Employee Benefit Plans

The Bank has a 401(k) Retirement Savings Plan. Employees may contribute a percentage of their salary up to the maximum amount allowed by law. The Bank is obligated to contribute 50% of the employee's contribution, not to exceed 6% of the employee's annual salary. All employees who have completed one year of service with the Bank are eligible to participate. The Bank's contribution to this plan was $145,000, $139,000 and $127,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Note 11 – Employee Benefit Plans - continued

The Bank has an Employee Stock Ownership Plan ("ESOP") for the exclusive benefit of participating employees. The Bank recognized ESOP expense of $140,000 for the years ended December 31, 2012, 2011 and 2010, and had unallocated shares to participants in the plan totaling 33,000, 47,500 and 29,807 as of December 31, 2012, 2011 and 2010, respectively. The fair value of the unallocated shares at December 31, 2012 was $104,000.

Note 12 - Stockholders' Equity

As part of the private placement offering discussed in Note 10, Bancorp issued a total of 437,500 shares of its Series A 8.0% Non-Cumulative Convertible Preferred Stock ("Series A Preferred Stock"). The liquidation preference is $8.00 per share. Holders of Series A Preferred Stock will not be entitled to any further liquidation distribution on the Series A Preferred Stock. Each share of Series A Preferred Stock is convertible at the option of the holder into one share of Bancorp common stock, subject to adjustment upon certain corporate events. The initial conversion rate is equivalent to an initial conversion price of $8.00 per share of Bancorp common stock. At the option of Bancorp, on and after December 31, 2013, at any time and from time to time, some or all of the Series A Preferred Stock may be converted into shares of Bancorp common stock at the then-applicable conversion rate. Costs related to the issuance of the preferred stock totaled $247,000 and were netted against the proceeds.

If declared by Bancorp's board of directors, cash dividends at an annual rate of 8.0% will be paid quarterly in arrears on the last day of March, June, September and December commencing December 31, 2008. Dividends will not be paid on Bancorp common stock in any quarter until the dividend on the Series A Preferred Stock has been paid for such quarter; however, there is no requirement that Bancorp's board of directors declare any dividends on the Series A Preferred Stock and any unpaid dividends shall not be cumulative. Dividends on the Series A Preferred Stock have not been declared since the first quarter 2012.

On November 21, 2008, Bancorp entered into an agreement with the United States Department of the Treasury ("Treasury"), pursuant to which Bancorp issued and sold (i) 23,393 shares of its Series B Fixed Rate Cumulative Perpetual Preferred Stock, par value $0.01 per share and liquidation preference $1,000 per share, (the "Series B Preferred Stock") and (ii) a warrant (the "Warrant") to purchase 556,976 shares of Bancorp's common stock, par value $0.01 per share, for an aggregate purchase price of $23,393,000. Costs related to the issuance of the preferred stock and warrants totaled $45,000 and were netted against the proceeds.

The Series B Preferred Stock qualifies as Tier 1 capital and will pay cumulative compounding dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Series B Preferred Stock may be redeemed by Bancorp after three years. Prior to the end of three years, the Series B Preferred Stock may not be redeemed by Bancorp except with proceeds from one or more Qualified Equity Offerings, as defined in the Purchase Agreement.

Note 12 - Stockholders' Equity

The Series B Preferred Stock has no maturity date and ranks pari passu with Bancorp's existing Series A Preferred Stock, in terms of dividend payments and distributions upon liquidation, dissolution and winding up of Bancorp.

The Series B Preferred Stock is non-voting, other than class voting rights on certain matters that could adversely affect the Series B Preferred Stock. If dividends on the Series B Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more, whether consecutive or not, Bancorp's authorized number of directors will be automatically increased by two and the holders of the Series B Preferred Stock, voting together with holders of any then outstanding voting parity stock, will have the right to elect those directors at Bancorp's next annual meeting of stockholders or at a special meeting of stockholders called for that purpose. These preferred share directors will be elected annually and serve until all accrued and unpaid dividends on the Series B Preferred Stock have been paid. The Bancorp has deferred three dividend payments on the Series B Preferred Stock held by the U.S. Treasury. On December 31, 2012, the cumulative amount of dividends in arrears not declared, including interest on unpaid dividends at 5% per annum was $899,000.

The Warrant has a 10-year term and is immediately exercisable at an exercise price of $6.30 per share of Common Stock. The exercise price and number of shares subject to the Warrant are both subject to anti-dilution adjustments. Pursuant to the Purchase Agreement, Treasury has agreed not to exercise voting power with respect to any shares of Common Stock issued upon exercise of the Warrant.

Bancorp's ability to declare dividends on its common stock are limited by the terms of Bancorp's Series A preferred stock and Series B preferred stock. Bancorp may not declare or pay any dividend on, make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to, or make any guarantee payment with respect to its common stock in any quarter until the dividend on the Series A Preferred Stock has been declared and paid for such quarter, subject to certain minor exceptions. Additionally, Bancorp may not declare or pay dividend or distribution on its common stock, and Bancorp may not purchase, redeem or otherwise acquire for consideration any of its common stock, unless all accrued and unpaid dividends for all past dividend periods, including the latest completed dividend period, on all outstanding shares of Series B preferred stock have been or are contemporaneously declared and paid in full (or have been declared and a sum sufficient for the payment thereof has been set aside), subject to certain minor exceptions.

Additionally, under the terms of Bancorp's 2035 Debentures, if (i) there has occurred and is continuing an event of default, (ii) Bancorp is in default with respect to payment of any obligations under the related guarantee or (iii) Bancorp has given notice of its election to defer payments of interest on the 2035 Debentures by extending the interest distribution period as provided in the indenture governing the 2035 Debentures and such period, or any extension thereof, has commenced and is continuing, then Bancorp may not, among other things, declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock, including common stock.

Note 13- Stock-Based Compensation

Bancorp has a stock-based compensation plan for directors, officers, and other key employees of Bancorp. The aggregate number of shares of common stock that may be issued with respect to the awards granted under the plan is 500,000 plus any shares forfeited under Bancorp's old stock-based compensation plan. Under the terms of the plan, Bancorp has the ability to grant various stock compensation incentives, including stock options, stock appreciation rights, and restricted stock. The stock-based compensation is granted under terms and conditions determined by the Compensation Committee of the Board of Directors. Under the stock based compensation plan, stock options generally have a maximum term of ten years, and are granted with an exercise price at least equal to the fair market value of the common stock on the date the options are granted. Generally, options granted to directors of Bancorp vest immediately, and options granted to officers and employees vest over a five-year period, although the Compensation Committee has the authority to provide for different vesting schedules.

Bancorp follows FASB ASC 718, Compensation – Stock Compensation (FASB ASC 718) to account for stock-based compensation. FASB ASC 718 requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the statement of operations at fair value. FASB ASC 718 requires an entity to recognize the expense of employee services received in share-based payment transactions and measure the expense based on the grant date fair value of the award. The expense is recognized over the period during which an employee is required to provide service in exchange for the award. Stock-based compensation expense included in the consolidated statements of operations for the years ended December 31, 2012, 2011 and 2010 totaled $43,000, $61,000 and $162,000, respectively. There was no income tax benefit recognized in the consolidated statements of operations for stock-based compensation for the years ended December 31, 2012, 2011 and 2010.

There were 0 options granted in both 2012 and 2011 and 100,000 options granted in 2010.

Note 13- Stock-Based Compensation – Continued

Information regarding Bancorp's stock option plan as of and for the years ended December 31, 2012, 2011 and 2010 is as follows:

	Shares	Weighted Average Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
Options outstanding, December 31, 2009	110,715	$ 15.88		
Options granted	100,000	4.21		
Options exercised	-	-		
Options forfeited	(19,965)	15.62		$-
Options outstanding, December 31, 2010	190,750	9.79		
Options granted	-	-		
Options exercised	-	-		
Options forfeited	(90,750)	15.93		$-
Options outstanding, December 31, 2011	100,000	4.21		
Options granted	-	-		
Options exercised	-	-		
Options forfeited	(19,000)	4.13		
Options outstanding, December 31, 2012	81,000	$ 4.23	4.23	$-
Options exercisable, December 31, 2012	45,225	$ 4.23	2.20	$-
Option price range at December 31, 2012	$4.13 to $4.54			

The stock-based compensation expense amounts were derived using the Black-Scholes option-pricing model. The following weighted average assumptions were used to value options granted in current and prior periods presented.

Expected life of options	5.0 years
Risk-free interest rate	3.60%
Expected volatility	55.94%
Expected dividend yield	2.52%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Bancorp's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Note 13- Stock-Based Compensation – Continued

The following table summarizes the nonvested options in Bancorp's stock option plan as of December 31, 2012.

	Shares	Weighted Average Grant Date Fair Value
Nonvested options outstanding, December 31, 2011	64,166	$4.21
Nonvested options granted	-	-
Nonvested options vested	(16,200)	4.23
Nonvested options forfeited	(12,191)	4.13
Nonvested options outstanding, December 31, 2012	35,775	$4.23

As of December 31, 2012, there was $94,000 of total unrecognized stock-based compensation cost related to non-vested stock options, which is expected to be recognized over a period of twenty-seven months.

Note 14- Regulatory Matters

As of December 31, 2012, Bancorp's reservable liability was below the threshold established by the Federal Reserve Bank and therefore, Bancorp was not required to maintain reserves (in the form of deposits with the Federal Reserve Bank or a correspondent bank on behalf of the Federal Reserve Bank.)

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Bancorp's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2012, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2012, the most recent notification from the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios are also presented in the table.

Note 14- Regulatory Matters – Continued

The following table presents the Bank's actual capital amounts and ratios at December 31, 2012 and 2011:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	%	Amount	%	Amount	%
			(dollars in thousands)			
December 31, 2012						
Tangible (1)	$122,836	14.6%	$12,620	1.50%	N/A	N/A
Tier 1 capital (2)	122,836	19.6%	N/A	N/A	$37,656	6.00%
Core (1)	122,836	14.6%	33,653	4.00%	42,066	5.00%
Total (2)	130,592	20.8%	50,209	8.00%	62,761	10.00%
December 31, 2011 (restated)						
Tangible (1)	$115,321	13.0%	$13,351	1.50%	N/A	N/A
Tier 1 capital (2)	115,321	17.2%	N/A	N/A	$40,292	6.00%
Core (1)	115,321	13.0%	35,603	4.00%	44,504	5.00%
Total (2)	123,771	18.4%	53,750	8.00%	67,187	10.00%

(1) To adjusted total assets.
(2) To risk-weighted assets.

On November 23, 2009, Bancorp and the Bank entered into supervisory agreements with their regulators. The agreements require, among other things, in accordance with specific guidelines set forth in the agreements, that the Bank revise its policies regarding problem assets, revise its allowance for loan and lease losses policies, revise policies and procedures for the use of interest reserves, develop and implement a program for managing risks associated with concentrations of credit, revise its loan modification policy and furnish written quarterly progress reports to its regulators detailing the actions taken to comply with the agreements. In addition, Bancorp and the Bank must obtain prior regulatory approval before any dividends or capital distributions can be made. Bancorp's main source of income is dividends from the Bank. As a result, Bancorp's dividends to its shareholders will depend primarily upon receipt of dividends from the Bank and compliance with the supervisory agreements. Management believes that Bancorp and the Bank are in compliance with these agreements at December 31, 2012.

Note 15 - Income Taxes

The income tax provision consists of the following for the years ended December 31:

	2012	2011 (restated)	2010 (restated)
		(dollars in thousands)	
Current			
Federal	$ 240	$ 28	$(900)
State	212	23	(88)
	452	51	(988)
Deferred			
Federal	1,803	842	1,741
State	403	317	419
	2,206	1,159	2,160
Total income tax provision	$2,658	$1,210	$ 1,172

The amount computed by applying the statutory federal income tax rate to income before taxes is less than the tax provision for the following reasons for the years ended December 31:

	2012		2011 (restated)		2010 (restated)	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax (Loss)
			(dollar in thousands)			
Statutory Federal income tax rate	$2,171	34.0%	$939	34.0%	$861	34.0%
State tax net of Federal income tax benefit	527	8.3%	228	8.3%	230	9.1%
Other adjustments	(40)	(0.7)%	43	1.5%	81	3.2%
	$2,658	41.6%	$1,210	43.8%	$1,172	46.3%

Bancorp does not have any unrecognized tax benefits at December 31, 2012 or 2011.

Note 15 - Income Taxes - Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2012 and 2011 are presented below:

	2012	2011 (restated)
	(dollars in thousands)	
Deferred Tax Assets:		
Allowance for loan losses	$ 7,054	$10,468
Loan charge-offs	1,902	-
Reserve on foreclosed real estate	1,151	1,420
Reserve for uncollected interest	641	540
Federal net operating loss carryforwards	-	390
State net operating loss carryforwards	278	249
Charitable contribution carryforwards	157	-
Other	12	102
Total deferred tax assets	11,195	13,169
Valuation allowance	(269)	(216)
Total deferred tax assets, net of valuation allowance	10,926	12,953
Deferred Tax Liabilities:		
Federal Home Loan Bank stock dividends	(84)	(83)
Loan origination costs	(400)	(321)
Accelerated depreciation	(1,552)	(1,437)
Prepaid expenses	(182)	(199)
Total deferred tax liabilities	(2,218)	(2,040)
Net deferred tax assets	$ 8,708	$10,913

The valuation allowance relates to state net operating loss carryforwards of $5,017,000 at December 31, 2012 for which realizability is uncertain. At December 31, 2012 and 2011, Bancorp had state net operating loss carryforwards of approximately $5,144,000 and $4,599,000, respectively, which were available to offset state taxable income, and expire at various dates through 2032.

In assessing the realizability of federal or state deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and prudent, feasible and permissible as well as available tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible as well as available tax planning strategies, management believes it is more likely than not that Bancorp will realize the benefits of these deferred tax assets.

The statute of limitations for Internal Revenue Service examination of Bancorp's federal consolidated tax returns remains open for tax years 2009 through 2012.

Note 16 - Related Party Transactions

During the years ended December 31, 2012, 2011 and 2010, the Bank engaged in the transactions described below with parties that may be deemed affiliated.

During January, 2007, a law firm, in which the President of Bancorp and the Bank is a partner, entered into a five year lease agreement with a subsidiary of Bancorp. The term of the lease is five years with the option to renew the lease for three additional five year terms. The first option to renew was exercised in January 2012. The total payments received by the subsidiary, which includes rent, common area maintenance and utilities were $381,000, $372,000 and $375,000 for the years ended December 31, 2012, 2011 and 2010, respectively. In addition, the law firm represents Bancorp and the Bank in certain legal matters. The fees for services rendered by that firm were $683,000, $827,000 and $830,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Note 17 - Fair Value of Financial Instruments

A fair value hierarchy that prioritizes the inputs to valuation methods is used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair market hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported with little or no market activity).

An asset or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following information should not be interpreted as an estimate of the fair value of Bancorp since a fair value calculation is only provided for a limited portion of Bancorp's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between Bancorp's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of Bancorp's financial instruments at December 31, 2012 and December 31, 2011.

Note 17 - Fair Value of Financial Instruments – Continued

Impaired Loans:
Impaired loans are carried at the lower of cost or the fair value of the collateral for collateral-dependent loans. Collateral may be in the form of real estate or business assets including equipment, inventory and accounts receivable. The use of independent appraisals and management's best judgment are significant inputs in arriving at the fair value measure of the underlying collateral and impaired loans are therefore classified within level 3 of the fair value hierarchy.

Impaired loans are those for which Bancorp has measured impairment generally based on the fair value of the loan's collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. The fair value consisted of the loan balances of $51,828,000 and $56,049,000 at December 31, 2012 and December 31, 2011, respectively, less their valuation allowances of $7,594,000 and $12,994,000 at December 31, 2012 and December 31, 2011, respectively.

Foreclosed Real Estate:
Real estate acquired through foreclosure is included in the following disclosure at the lower of carrying value or fair value less estimated disposal costs. Management periodically evaluates the recoverability of the carrying value of the real estate acquired through foreclosure using current estimates of fair value. In the event of a subsequent decline, management provides a specific allowance to reduce real estate acquired through foreclosure to fair value less estimated disposal cost. Expenses incurred on foreclosed real estate prior to disposition are charged to expense. Gains or losses on the sale of foreclosed real estate are recognized upon disposition of the property.

The following table sets forth financial assets that were accounted for at fair value on a nonrecurring basis by level within the fair value hierarchy as of December 31, 2012:

		December 31, 2012 Fair Value Measurement Using:		
	December 31, 2012	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(dollars in thousands)		
Nonrecurring fair value measurements				
Impaired loans	$ 44,234	$ -	$ -	$ 44,234
Foreclosed real estate	11,441	-	-	11,441
Total nonrecurring fair value measurements	$ 55,675	$ -	$ -	$ 55,675

Note 17 - Fair Value of Financial Instruments – Continued

The following table sets forth financial assets that were accounted for at fair value on a nonrecurring basis by level within the fair value hierarchy as of December, 31, 2011:

		December 31, 2011 Fair Value Measurement Using:		
	December 31, 2011	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(dollars in thousands)		
Nonrecurring fair value measurements				
Impaired loans	$ 43,055	$ -	$ -	$ 43,055
Foreclosed real estate	19,932	-	-	19,932
Total nonrecurring fair value measurements	$ 62,987	$ -	$ -	$ 62,987

Bancorp did not have any financial assets or liabilities that were required to be measured on a recurring basis at December 31, 2012 or December 31, 2011. There were no liabilities that were required to be re-measured on a nonrecurring basis at December 31, 2012 or December 31, 2011.

For impaired loans, all appraisals are reviewed by the credit department; however, no modifications or adjustments are made to the appraisals received. Modifications or adjustments may be made to appraisals for foreclosed real estate.

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which Bancorp has utilized Level 3 inputs to determine fair value:

	Quantitative Information about Level 3 Fair Value Measurements			
	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
December 31, 2012				
Impaired loans	$ 44,234	Appraisal of collateral (1)	Liquidation expenses (2)	-6.00%
Foreclosed real estate	$ 11,441	Appraisal of collateral (1),(3)	Appraisal adjustments (2)	-5.03% to -74.68% (-24.37%)

(1) Fair value is generally determined through independent appraisals for the underlying collateral, which generally include various level 3 inputs which are not identifiable.

(2) Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range and weighted average of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.

(3) Includes qualitative adjustments by management and estimated liquidation expenses.

Note 17 - Fair Value of Financial Instruments – Continued

The estimated fair values of Bancorp's financial instruments as of December 31, 2012 and December 31, 2011 were as follows:

	Carrying Amount	Fair Value	Fair Value Measurement at December 31, 2012 Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(dollars in thousands)		
Financial Assets					
Cash and cash equivalents	$93,392	$93,392	$ 93,392	$ -	$ -
Investment securities (HTM)	34,066	35,463	-	35,463	-
Loans held for sale	11,116	11,116	-	11,116	-
Loans receivable, net	651,709	703,363	-	-	703,363
FHLB stock	6,520	6,520	-	6,520	-
Accrued interest receivable	2,510	2,510	-	2,510	-
Financial Liabilities					
Deposits	$599,394	$601,834	-	601,834	-
FHLB advances	115,000	103,455	-	103,455	-
Subordinated debentures	24,119	24,119	-	24,119	-
Accrued interest payable	846	846	-	846	-
Off Balance Sheet Commitments	$ -	$ -	$ -	$ -	$ -

	December 31, 2011 Carrying Amount	Fair Value
	(dollars in thousands)	
Financial Assets		
Cash and cash equivalents	$87,390	$87,390
Investment securities (HTM)	40,357	41,724
Loans held for sale	4,128	4,128
Loans receivable, net	693,303	743,668
FHLB stock	6,943	6,943
Accrued interest receivable	3,420	3,420
Financial Liabilities		
Deposits	$652,757	$656,854
FHLB advances	115,000	102,260
Subordinated debentures	24,119	24,119
Accrued interest payable	699	699
Off Balance Sheet Commitments	$ -	$ -

Note 17 - Fair Value of Financial Instruments – Continued

The following information should not be interpreted as an estimate of the fair value of Bancorp since a fair value calculation is only provided for a limited portion of Bancorp's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between Bancorp's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of Bancorp's financial instruments at December 31, 2012 and 2011.

Cash and cash equivalents:
The carrying amounts reported in the consolidated statements of financial condition for cash and cash equivalents approximate those assets' fair values.

Investment Securities:
Bancorp utilizes a third party source to determine the fair value of its securities. The methodology consists of pricing models based on asset class and includes available trade, bid, other market information, broker quotes, proprietary models, various databases and trading desk quotes. All Bancorp's investments are considered Level 2.

FHLB stock:
The carrying amount of FHLB stock approximates fair value based on the redemption provisions of the FHLB. There have been no identified events or changes in circumstances that may have a significant adverse effect on the FHLB stock. Based on our evaluation, we have concluded that our FHLB stock was not impaired at December 31, 2012 and 2011.

Loans held for sale:
The fair value of loans held for sale is based primarily on investor quotes.

Note 17 - Fair Value of Financial Instruments – Continued

Loans receivable:
The fair values of loans receivable was estimated using discounted cash flow analyses, using market interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. These rates were used for each aggregated category of loans as reported on the OCC Quarterly Report.

Accrued interest receivable and payable:
The carrying amounts of accrued interest receivable and accrued interest payable approximates its fair value.

Deposit liabilities:
The fair values disclosed for demand deposit accounts, savings accounts and money market deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

FHLB advances:
Fair values of long-term debt are estimated using discounted cash flow analysis, based on rates currently available for advances from the FHLB with similar terms and remaining maturities.

Subordinated debentures:
Current economic conditions have rendered the market for this liability inactive. As such, Bancorp is unable to determine a good estimate of fair value. Since the rate paid on the debentures held is lower than what would be required to secure an interest in the same debt at year end and we are unable to obtain a current fair value, Bancorp has disclosed that the carrying value approximates the fair value.

Off-balance sheet financial instruments:
Fair values for Bancorp's off-balance sheet financial instruments (lending commitments and letters of credit) are not significant and are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Note 17 - Fair Value of Financial Instruments – Continued

The following table summarizes the roll forward of level 3 assets for the years ended December 31, 2012, 2011 and 2010 (dollars in thousands):

	Impaired Loans	Foreclosed Real Estate
Balance at December 31, 2009	$50,403	$21,574
Transfer to foreclosed real estate	(26,526)	24,137
Additions	59,212	430
(Increase) decrease in additional reserves	944	(3,451)
Paid off/sold	(31,103)	(21,735)
Balance at December 31, 2010	52,930	20,955
Transfer to foreclosed real estate	(14,155)	16,295
Additions	40,029	502
(Increase) decrease in additional reserves	1,545	(3,562)
Paid off/sold	(37,294)	(14,258)
Balance at December 31, 2011	$43,055	$19,932
Transfer to foreclosed real estate	(6,868)	13,248
Additions	42,193	374
(Increase) decrease in additional reserves	5,401	(3,284)
Paid off/sold	(39,547)	(18,829)
Balance at December 31, 2012	$44,234	$11,441

The $5,401,000 in reduced reserves recorded against impaired loans was included in the provision for loan losses on the statement of operations for the year ended December 31, 2012. The $3,284,000 of additional reserves recorded against foreclosed real estate was included in non-interest expenses on the statement of operations for the year ended December 31, 2012. Included in the $13,248,000 of loans transferred to foreclosed real estate were seven loans totaling $4,669,000 that did not require a specific reserve at the date of transfer from loans to foreclosed real estate.

The $1,545,000 in reduced reserves recorded against impaired loans was included in the provision for loan losses on the statement of operations for the year ended December 31, 2011. The $3,562,000 of additional reserves recorded against foreclosed real estate was included in non-interest expenses on the statement of operations for the year ended December 31, 2011. Included in the $16,295,000 of loans transferred to foreclosed real estate were 13 loans totaling $5,134,000 that did not require a specific reserve at the date of transfer from loans to foreclosed real estate.

During the year ended December 31, 2012, the Bank modified its loan classification and charge off practices on impaired loans with impairment to more closely align them to those of other institutions regulated by the OCC. The classification of loan impairment as "loss" is now based upon a confirmed expectation for loss, rather than simply equating impairment with a "loss" classification by default. For loans primarily secured by real estate, the expectation for loss is generally confirmed when: (a) impairment is identified on a loan individually evaluated for impairment and, (b) the loan is presumed to be collateral-dependent such that the source of loan repayment is expected to arise solely from sale of the collateral securing the applicable loan. Loan impairment that is classified as "loss" is now charged off against the allowance for loan losses concurrent with that classification rather than deferring the charge off of confirmed expected losses until they are "realized".

Note 18 - Condensed Financial Information (Parent Company Only)

Information as to the financial position of Severn Bancorp, Inc. as of December 31, 2012 and 2011 and results of operations and cash flows for each of the years ended December 31, 2012, 2011 and 2010 is summarized below.

	December 31, 2012	December 31, 2011 (restated)
	(dollars in thousands)	
Statements of Financial Condition		
Cash	$1,365	$1,346
Equity in net assets of subsidiaries:		
Bank	127,366	122,676
Non-Bank	3,652	4,728
Loans, net of allowance for loan losses of $19 and $19, respectively	581	607
Other assets	1,414	1,341
Total assets	$134,378	$130,698
Subordinated debentures	$24,119	$24,119
Other liabilities	1,263	114
Total liabilities	25,382	24,233
Stockholders' equity	108,996	106,465
Total liabilities and stockholders' equity	$134,378	$130,698

	For the Years Ended December 31, 2012	2011 (restated)	2010 (restated)
	(dollars in thousands)		
Statements of Operations			
Interest income	$ 43	$ 82	$ 65
Interest expense on subordinated debentures	818	772	899
Net interest expense	(775)	(690)	(834)
Dividends received from subsidiaries	-	-	-
General and administrative expenses	205	13	386
Loss before income taxes and equity in undistributed net income of subsidiaries	(980)	(703)	(1,220)
Income tax (expense) benefit	98	(55)	528
Equity in undistributed net income of subsidiaries	4,610	2,310	2,051
Net income	$3,728	$1,552	$1,359

Note 18 - Condensed Financial Information (Parent Company Only) - Continued

Statements of Cash Flows

	For the Years Ended December 31,		
	2012	2011 (restated)	2010 (restated)
	(dollars in thousands)		
Cash Flows from Operating Activities:			
Net income	$3,728	$1,552	$1,359
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in undistributed earnings of subsidiaries	(4,610)	(2,310)	(2,051)
(Increase) decrease in other assets	(73)	290	(314)
Stock-based compensation expense	43	61	162
Increase in other liabilities	1,145	6	-
Cash provided by (used in) operating activities	233	(401)	(844)
Cash Flows from Investing Activities:			
Net decrease in loans	26	340	-
Contribution from subsidiaries	1,000	1,000	-
Cash provided by investing activities	1,026	1,340	-
Cash Flows from Financing Activities:			
Dividends paid on common stock	-	-	-
Series A preferred stock dividend paid	(70)	(280)	(280)
Series B preferred stock dividends declared	(1,170)	(1,170)	(1,170)
Cash used in financing activities	(1,240)	(1,450)	(1,450)
Increase (decrease) in cash and cash equivalents	19	(511)	(2,294)
Cash and cash equivalents at beginning of year	1,346	1,857	4,151
Cash and cash equivalents at end of year	$1,365	$1,346	$1,857

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 - Quarterly Financial Data (Unaudited)

The effect of the restatement referred to in Note 2 is as follows:

Summarized unaudited quarterly financial data for the year ended December 31, 2012 is as follows:

	First Quarter (restated)	Second Quarter (restated)	Third Quarter (restated)	Fourth Quarter
	(dollars in thousands, except per share data)			
Interest income	$10,265	$10,276	$9,104	$9,412
Interest expense	3,552	3,336	3,027	2,587
Net interest income	6,713	6,940	6,077	6,825
Provision for loan losses	465	-	-	300
Net interest income after provision for loan losses	6,248	6,940	6,077	6,525
Other income	891	835	1,039	1.478
Other expenses	6,139	5,732	5,961	5,815
Income before income tax provision	1,000	2,043	1,155	2,188
Income tax provision	423	840	481	914
Net income	$577	$1,203	$674	$1,274
Per share data:				
Earnings – basic	$0.02	$0.08	$0.03	$0.09
Earnings – diluted	$0.02	$0.08	$0.03	$0.09
As Reported:				
Net income as reported	$472	$1,097	$558	
As Restated:				
Decrease in FDIC assessment net of taxes	105	106	116	
Net income as restated	$577	$1,203	$674	
As Reported:				
Earnings – basic and diluted as reported	$0.01	$0.07	$0.02	
As Restated:				
Increase in earnings	$0.01	$0.01	$0.01	
Earnings – basic and diluted as restated	$0.02	$0.08	$0.03	

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 - Quarterly Financial Data (Unaudited) - Continued

Summarized unaudited quarterly financial data for the year ended December 31, 2011 is as follows:

	First Quarter (restated)	Second Quarter (restated)	Third Quarter (restated)	Fourth Quarter (restated)
	(dollars in thousands, except per share data)			
Interest income	$11,698	$11,254	$10,991	$10,558
Interest expense	4,126	3,946	3,856	3,659
Net interest income	7,572	7,308	7,135	6,899
Provision for loan losses	634	2,987	850	141
Net interest income after provision for loan losses	6,938	4,321	6,285	6,758
Other income	562	447	628	873
Other expenses	6,626	6,019	5,800	5,605
Income (loss) before income tax provision (benefit)	874	(1,251)	1,113	2,026
Income tax provision (benefit)	378	(495)	467	860
Net income (loss)	$496	$(756)	$646	$1,166
Per share data:				
Earnings (loss) – basic	$0.01	$(.12)	$0.02	$0.07
Earnings (loss) – diluted	$0.01	$(.12)	$0.02	$0.07
As Reported:				
Net income (loss) as reported	$447	$(846)	$551	$1,067
As Restated:				
Decrease in FDIC assessment net of taxes	49	90	95	99
Net income (loss) as restated	$496	$(756)	$646	$1,166
As Reported:				
Earnings (loss) – basic and diluted as reported	$0.00	$(.13)	$0.01	$0.06
As Restated:				
Increase in earnings	$0.01	$0.01	$0.01	$0.01
Earnings (loss) – basic and diluted as restated	$0.01	$(.12)	$0.02	$0.07

Note 19 - Quarterly Financial Data (Unaudited) - Continued

Summarized unaudited quarterly financial data for the year ended December 31, 2010 is as follows:

	First Quarter (restated)	Second Quarter (restated)	Third Quarter (restated)	Fourth Quarter (restated)
	(dollars in thousands, except per share data)			
Interest income	$12,596	$13,045	$12,083	$11,809
Interest expense	4,980	4,995	4,906	4,448
Net interest income	7,616	8,050	7,177	7,361
Provision for loan losses	2,544	1,000	1,000	1,200
Net interest income after provision for loan losses	5,072	7,050	6,177	6,161
Other income	563	537	724	921
Other expenses	6,368	6,466	5,947	5,893
Income (loss) before income tax provision (benefit)	(733)	1,121	954	1,189
Income tax provision (benefit)	(263)	488	418	529
Net income (loss)	$(470)	$633	$536	$660
Per share data				
Earnings (loss) – basic	$(.09)	$0.02	$0.02	$0.02
Earnings (loss) – diluted	$(.09)	$0.02	$0.02	$0.02
As Reported:				
Net income (loss) as reported	$(528)	$593	$485	$607
As Restated:				
Decrease in FDIC assessment net of taxes	58	40	51	53
Net income (loss) as restated	$(470)	$633	$536	$660
As Reported:				
Earnings (loss) – basic and diluted as reported	$(.10)	$0.02	$0.01	$0.02
As Restated:				
Increase in earnings	$0.01	$0.00	$0.01	$0.00
Earnings (loss) – basic and diluted as restated	$(.09)	$0.02	$0.02	$0.02

Exhibit 21.1

Subsidiaries of Severn Bancorp, Inc.

The following is a list of subsidiaries of Severn Bancorp, Inc. at December 31, 2012. All entities listed below are subsidiaries of Severn Bancorp, Inc. and, if indented, subsidiaries of the entity under which they are listed.

Entity	Jurisdiction of Formation
Severn Savings Bank, FSB.	United States of America (federally chartered savings association)
Louis Hyatt, Inc. (d/b/a Hyatt Commercial)	Maryland
HS West, LLC	Maryland
Severn Financial Services Corporation	Maryland
SSB Realty Holdings, LLC	Maryland
SSB Realty Holdings II, LLC	Maryland
Homeowners Title and Escrow Corporation	Maryland
SBI Mortgage Company	Maryland
Crownsville Development Corporation (d/b/a Annapolis Equity Group)	Maryland
Crownsville Holdings I, LLC	Maryland

ParenteBeard

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Severn Bancorp, Inc.
Annapolis, Maryland

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-156343) and Forms S-8 (No. 333-152657 and No. 333-133242) of our report dated March 14, 2013, relating to the consolidated financial statements of Severn Bancorp, Inc. appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

ParenteBeard LLC

Lancaster, Pennsylvania
March 14, 2013

Exhibit 31.1

Certification of Principal Executive Officer

I, Alan J. Hyatt, certify that:

1) I have reviewed this annual report on Form 10-K of Severn Bancorp, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2013

/s/ Alan J. Hyatt
President and Chief Executive Officer

Exhibit 31.2

Certification of Principal Financial Officer

I, Stephen W. Lilly, certify that:

1) I have reviewed this annual report on Form 10-K of Severn Bancorp, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2013

/s/ Stephen W. Lilly
Senior Vice President, Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code), each of the undersigned officers of Severn Bancorp, Inc. ("Bancorp") does hereby certify with respect to the Annual Report of Bancorp on Form 10-K for the period ended December 31, 2012 (the "Report") that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Bancorp.

SEVERN BANCORP, INC.

Date: March 14, 2013

/s/ Alan J. Hyatt
Alan J. Hyatt, President, Chief Executive Officer
and Chairman of the Board
(Principal Executive Officer)

Date: March 14, 2013

/s/ Stephen W. Lilly
Stephen W. Lilly, Senior Vice President,
Chief Financial Officer
(Principal Financial and Accounting Officer)

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code) and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 99.1

CERTIFICATION
PURSUANT TO 31 C.F.R. § 30.15

I, Alan J. Hyatt, certify, based on my knowledge, that:

(i) The compensation committee of Severn Bancorp, Inc. ("Bancorp") has discussed, reviewed, and evaluated with senior risk officers at least every six months during any part of the most recently completed fiscal year that was a TARP period, senior executive officer (SEO) compensation plans and employee compensation plans and the risks these plans pose to Bancorp;

(ii) The compensation committee of Bancorp has identified and limited during any part of the most recently completed fiscal year that was a TARP period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Bancorp and has identified any features of the employee compensation plans that pose risks to Bancorp and has limited those features to ensure that Bancorp is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during any part of the most recently completed fiscal year that was a TARP period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of Bancorp to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of Bancorp will certify to the reviews of the SEO compensation plans and employee compensation plan required under (i) and (iii) above;

(v) The compensation committee of Bancorp will provide a narrative description of how it limited during any part of the most recently completed fiscal year that was a TARP period the features in

(A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Bancorp;

(B) Employee compensation plans that unnecessarily expose Bancorp to risks; and

(C) Employee compensation plans that could encourage the manipulation of reported earnings of Bancorp to enhance the compensation of an employee;

(vi) Bancorp has required that bonus payments to SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) Bancorp has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(viii) Bancorp has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during any part of the most recently completed fiscal year that was a TARP period;

(ix) Bancorp and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, during any part of the most recently completed fiscal year that was a TARP period; and any expenses that, pursuant to the policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) Bancorp will permit a non-binding shareholder resolution in compliance with any applicable federal securities rules and regulations on the disclosures provided under the federal securities laws related to SEO compensation paid or accrued during any part of the most recently completed fiscal year that was a TARP period;

(xi) Bancorp will disclose the amount, nature, and justification for the offering, during any part of the most recently completed fiscal year that was a TARP period, of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) Bancorp will disclose whether Bancorp, the board of directors of Bancorp, or the compensation committee of Bancorp has engaged during any part of the most recently completed fiscal year that was a TARP period a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) Bancorp has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(xiv) Bancorp has substantially complied with all other requirements related to employee compensation that are provided in the agreement between Bancorp and Treasury, including any amendments;

(xv) Bancorp has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both. (See, for example 18 USC 1001).

March 14, 2013

/s/ Alan J. Hyatt
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 99.2

CERTIFICATION
PURSUANT TO 31 C.F.R. § 30.15

I, Stephen W. Lilly, certify, based on my knowledge, that:

(i) The compensation committee of Severn Bancorp, Inc. ("Bancorp") has discussed, reviewed, and evaluated with senior risk officers at least every six months during any part of the most recently completed fiscal year that was a TARP period, senior executive officer (SEO) compensation plans and employee compensation plans and the risks these plans pose to Bancorp;

(ii) The compensation committee of Bancorp has identified and limited during any part of the most recently completed fiscal year that was a TARP period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Bancorp and has identified any features of the employee compensation plans that pose risks to Bancorp and has limited those features to ensure that Bancorp is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during any part of the most recently completed fiscal year that was a TARP period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of Bancorp to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of Bancorp will certify to the reviews of the SEO compensation plans and employee compensation plan required under (i) and (iii) above;

(v) The compensation committee of Bancorp will provide a narrative description of how it limited during any part of the most recently completed fiscal year that was a TARP period the features in

(A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Bancorp;

(B) Employee compensation plans that unnecessarily expose Bancorp to risks; and

(C) Employee compensation plans that could encourage the manipulation of reported earnings of Bancorp to enhance the compensation of an employee;

(vi) Bancorp has required that bonus payments to SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) Bancorp has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(viii) Bancorp has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during any part of the most recently completed fiscal year that was a TARP period;

(ix) Bancorp and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, during any part of the most recently completed fiscal year that was a TARP period; and any expenses that, pursuant to the policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) Bancorp will permit a non-binding shareholder resolution in compliance with any applicable federal securities rules and regulations on the disclosures provided under the federal securities laws related to SEO compensation paid or accrued during any part of the most recently completed fiscal year that was a TARP period;

(xi) Bancorp will disclose the amount, nature, and justification for the offering, during any part of the most recently completed fiscal year that was a TARP period, of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) Bancorp will disclose whether Bancorp, the board of directors of Bancorp, or the compensation committee of Bancorp has engaged during any part of the most recently completed fiscal year that was a TARP period a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) Bancorp has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(xiv) Bancorp has substantially complied with all other requirements related to employee compensation that are provided in the agreement between Bancorp and Treasury, including any amendments;

(xv) Bancorp has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both. (See, for example 18 USC 1001).

March 14, 2013

/s/ Stephen W. Lilly
Senior Vice President, Chief Financial Officer
(Principal Financial and Accounting Officer)

SHAREHOLDER INFORMATION

Board of Directors

Alan J. Hyatt
Chairman of the Board

Konrad M. Wayson.
Vice Chairman of the Board
Secretary and Treasurer
Hopkins and Wayson, Inc.

Raymond S. Crosby
President, Crosby Marketing
Communications

James H. Johnson, Jr.
Director of US EPA Center for
Environmental Research

David S. Jones
President, Southern Drywall, Inc.

Eric M. Keitz
Certified Public Accountant

John A. Lamon, III
Senior Account Executive
G&G Outfitters, Inc.

Albert W. Shields
Real Estate Investor and
Developer

Mary Kathleen Sulick
Certified Public Accountant

Investor Relations

Thomas G. Bevivino
Severn Bancorp, Inc.
200 Westgate Circle, Suite 200
Annapolis, MD 21401
Phone: (410) 260-2000
tbevivino@severnbank.com

Corporate Officers

Alan J. Hyatt
President and
Chief Executive Officer

Thomas G. Bevivino
Executive Vice President,
Chief Operating Officer,
Secretary and Treasurer

Stephen W. Lilly
Senior Vice President,
Chief Financial Officer

Corporate Headquarters

200 Westgate Circle, Suite 200
Annapolis, MD 21401
Phone: (410) 260-2000
Toll free: (800) 752-5854
Fax: (410) 841-6296

Internet Address

www.severnbank.com

Branch Locations

Annapolis Branch
1917 West Street
Annapolis, MD 21401
Phone: (410) 224-8800

Glen Burnie Branch
413 Crain Highway, S.E.
Glen Burnie, MD 21061
Phone: (410) 768-6900

Edgewater Branch
3083 Solomons Island Road
Edgewater, MD 21037
Phone: (410) 956-3700

Westgate Branch
200 Westgate Circle, Suite 200
Annapolis, MD 21401
Phone: (410) 260-2100

Independent Auditor

ParenteBeard LLC
1869 Charter Lane
Suite 301
Lancaster, PA 17601

General Counsel

Hyatt & Weber, P.A.
200 Westgate Circle, Suite 500
Annapolis, MD 21401

SEC Counsel

Blank Rome LLP
600 New Hampshire Ave., NW
Washington, D.C. 20037

Stock Exchange Listing

The common stock of Severn Bancorp, Inc. is traded on the Nasdaq Capital Market under the symbol "SVBI"

Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 01016
Attn: Investor Relations
Phone: (800) 368-5948

Annual Meeting

The Annual Meeting of stockholders will be held on April 23, 2013 at 9:00 A.M. at The Severn Bank Building
200 Westgate Circle
Annapolis, MD 21401

NOTES

NOTES

Severn Bancorp, Inc.

200 Westgate Circle, Suite 200
Annapolis, MD 21401
410-260-2000
www.severnbank.com